     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 1997


                                                      REGISTRATION NO. 333-12929
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      WEIDER NUTRITION INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            5149                           87-0563574
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                                                      ROBERT K. REYNOLDS, EXECUTIVE VICE PRESIDENT,
                                                          CHIEF OPERATING OFFICER AND SECRETARY
                                                          WEIDER NUTRITION INTERNATIONAL, INC.
               1960 SOUTH 4250 WEST                               1960 SOUTH 4250 WEST
          SALT LAKE CITY, UTAH 84104-4836                    SALT LAKE CITY, UTAH 84104-4836
                  (801) 975-5000                                     (801) 975-5000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE          (NAME, ADDRESS, INCLUDING ZIP CODE, AND
   NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S          TELEPHONE NUMBER, INCLUDING AREA CODE,
           PRINCIPAL EXECUTIVE OFFICES)                           OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                  ROGER H. KIMMEL                                  LOUIS M. CASTRUCCIO
                 LATHAM & WATKINS                                  IRELL & MANELLA LLP
                 885 THIRD AVENUE                          1800 AVENUE OF THE STARS, SUITE 900
             NEW YORK, NEW YORK 10022                      LOS ANGELES, CALIFORNIA 90067-4276
                  (212) 906-1200                                     (310) 277-1010

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL
THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITA


                  SUBJECT TO COMPLETION, DATED APRIL 25, 1997


                                5,600,000 Shares
                                                                            LOGO
                      WEIDER NUTRITION INTERNATIONAL, INC.

                              Class A Common Stock
                                ($.01 par value)

                               ------------------

 All of the shares of Class A Common Stock, par value $.01 (the "Class A Common Stock"), of Weider Nutrition International, Inc. (the "Company") offered hereby are being sold by the Company. Of the 5,600,000 shares of Class A Common Stock being offered, 4,480,000 shares are initially being offered in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering") and 1,120,000 shares are initially being concurrently offered outside the United
      States and Canada (the "International Shares") by the Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings").
   The offering price and underwriting discounts and commissions of the U.S.
             Offering and the International Offering are identical.

 Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $13.50 and $16.50 per share. For information relating to the factors to be considered in determining the initial public offering price of the Class A
                       Common Stock, see "Underwriting."

  The Class A Common Stock has been approved for listing on the New York Stock
                               Exchange under the
             symbol "WNI," subject to official notice of issuance.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
                                       AN
     INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" ON PAGE 7.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    UNDERWRITING
                                                    PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                                     PUBLIC          COMMISSIONS     THE COMPANY(1)
                                                 ---------------   ---------------   ---------------
Per Share....................................           $                 $                 $
Total(2).....................................           $                 $                 $

(1) Before deducting expenses payable by the Company estimated at $          .

(2) The Company has granted to the U.S. Underwriters and the Managers options, each exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this prospectus, to purchase an aggregate maximum of 840,000 additional shares to cover over-allotments of shares. If the options are
    exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , and Proceeds to
    the Company will be $          .

     The U.S. Shares are offered by the several U.S. Underwriters when, as and if issued by the Company, delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that
the U.S. Shares will be ready for delivery on or about           , 1997, against
payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
                   SALOMON BROTHERS INC
                                     ADAMS, HARKNESS & HILL, INC.
                                                   HAMBRECHT & QUIST

                       Prospectus dated           , 1997

                                   [ARTWORK]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. This Prospectus also contains important cautionary statements identifying factors with respect to such forward-looking statements. See "Risk Factors." Unless otherwise indicated, all information contained herein assumes no exercise by the U.S. Underwriters and the Managers of their over-allotment options. Unless the context otherwise requires, all references to the "Company" mean Weider Nutrition International, Inc. and its subsidiaries and all references to "Weider" or the "Parent" mean Weider Health and Fitness, the principal stockholder of the Company. All references to numbers of shares of Common Stock reflect the exchange of all outstanding common stock of Weider Nutrition Group, Inc. ("Weider Nutrition") for Common Stock of the Company and a 14,371.3-for-one stock split of the Common Stock.

                                  THE COMPANY

     The Company is a leading manufacturer of branded and private label nutritional supplements and is a leading marketer of multiple brands of nutritional supplements through multiple distribution channels. The Company manufactures a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars and markets branded products in four principal categories: sports nutrition; vitamins, minerals and herbs; diet; and healthy snacks. The Company markets its branded products through each key distribution channel and is one of the leading marketers of nutritional supplement products to the mass volume retail channel, one of the most significant and growing distribution channels in the nutritional supplement industry. Consistent with management's multi-channel strategy, sales of the Company's products in fiscal 1996 were balanced among mass volume retailers, health food stores and a combination of other channels, including health clubs and gyms, international markets and private label manufacturing. According to a 1996 survey conducted by Packaged Facts, an independent consumer market research firm, the principal domestic markets in which the Company's products compete totalled approximately $6.5 billion in 1996 and grew at a compound annual growth rate of approximately 15% from 1992 through 1996. Because of the Company's broad portfolio of leading brands, multiple distribution channels and state-of-the art manufacturing capabilities, the Company believes that it is uniquely positioned to capitalize on the anticipated growth in the nutritional supplement industry.

     The Company's products are currently sold in over 38,000 retail outlets in all 50 states. The Company's customers in the mass volume retail channel include: mass merchandisers -- Wal-Mart, Target and Kmart; drug stores -- Walgreens, CVS, American Drug and Thrifty/Payless; warehouse clubs -- Price Costco and Sam's Club; and supermarkets -- Albertson's, Giant and Ralphs. The Company services the health food market by distributing its products to General Nutrition Center ("GNC") and the leading health food distributors (such as Tree-of-Life, Stow Mills and Nature's Best). The Company also sells through other distribution channels, including its network of exclusive distributors to health clubs and gyms (such as Bally's Health and Fitness and Gold's Gym), international markets, and private label manufacturing for other nutritional supplement companies. The Company pursues a multi-channel distribution strategy in order to participate in the growth being experienced in each of these channels, thereby increasing its overall share of the nutritional supplement market. The Company also distributes its products to all major markets worldwide.

     As part of its multi-brand, multi-channel strategy, the Company has created a portfolio of recognized brands designed for specific distribution channels. The Company manufactures and markets approximately 1,400 products and has approximately 1,800 SKUs. The positioning of the Company's brand names is supported by significant advertising and marketing expenditures as well as the Company's historical association with the Weider name. As a result, the Company believes that it has many of the leading brands in the nutritional supplement industry. The following table identifies the Company's 12 leading brands and illustrates the Company's multi-brand, multi-channel strategy:

               BRAND                   PRIMARY CHANNEL             PRIMARY CATEGORY
    ---------------------------  ---------------------------  ---------------------------
    Great American               Mass volume retailers        Vitamins and diet
      Nutrition(TM)
    Joe Weider Signature(TM)     Mass volume retailers        Sports nutrition and diet
    Prime Time(R)                Mass volume retailers        Vitamins and diet
    Tiger's Milk(TM)             Mass volume retailers        Healthy snacks
    Fi-Bar(R)                    Mass volume retailers        Healthy snacks
    Schiff(R)                    Health food stores           Vitamins and diet
    Metaform(TM)                 Health food stores           Sports nutrition and diet
    Victory(TM)                  Health food stores           Sports nutrition
    Mega Mass(R)                 Health food stores           Sports nutrition
    American Body Building(TM)   Health clubs and gyms        Sports nutrition and diet
    Science Foods(R)             Health clubs and gyms        Sports nutrition and diet
    Steel Bar(R)                 Health clubs and gyms        Sports nutrition

     To support its multi-brand, multi-channel strategy, the Company will continue to invest in research and development and state-of-the-art manufacturing and distribution facilities. The Company's research and development group has successfully developed new brands targeted to specific consumers, such as Great American Nutrition and Metaform, and new products, such as Schiff 's Melatonin and Whole Food Phytonutrients. In addition, the Company manufactures over 80% of its branded products and is building additional state-of-the-art facilities that it believes will more than double current capacity. The Company expects its additional facilities to be operational in mid-1997. The Company believes its research and development commitment and integrated manufacturing capabilities will continue to provide a significant advantage in capturing an increasing share of the growing nutritional supplement market.

     The Company intends to broaden its leadership position in the nutritional supplement industry by combining internal growth with strategic acquisitions. Specifically, the Company's strategy is to: (i) leverage its portfolio of established brands to increase its share of the nutritional supplement market;
(ii) develop new brands and product line extensions through its commitment to research and development; (iii) continue the growth of its balanced distribution network; (iv) further penetrate international markets; and (v) supplement internal growth through strategic acquisitions of related businesses and product lines. The Company believes that its multiple distribution channels, broad portfolio of leading brands and state-of-the-art manufacturing and distribution capabilities position it to be the long-term competitive leader in the nutritional supplement industry.

     During the three fiscal years ended May 31, 1996, the Company achieved compound growth rates in net sales and net income of 43.5% and 61.3%, respectively. The Company's growth has been a result of increased demand for the Company's products, the Company's increased penetration of the growing mass volume retail distribution channel, an aggressive acquisition strategy and new product introductions. The Company has not experienced revenue and net income growth during fiscal 1997 at the rates experienced in fiscal 1996 because of manufacturing and distribution capacity constraints, fewer acquisitions and decreased sales of melatonin. The nutritional supplement industry is influenced by products, such as melatonin, that can become popular due to changing consumer tastes and heightened media attention. In addition, the Company has made significant investments in manufacturing and distribution infrastructure in fiscal 1997 to support future growth. These expenditures include higher depreciation associated with additional capital equipment as well as costs associated with hiring additional personnel and upgrading information systems. The Company believes that these investments and the new manufacturing and distribution capacity expected to be operational in mid-1997 will enable the Company to meet increased demand in the growing nutritional supplements industry.

     The Company has its principal executive offices at 1960 South 4250 West, Salt Lake City, Utah 84104-4836, and its telephone number is (801) 975-5000. The Company was incorporated under the laws of the State of Delaware in 1996.

                                 THE OFFERINGS

Class A Common Stock Offered(1):

  U.S. Offering.........................  4,480,000 shares

  International Offering................  1,120,000 shares

     Total..............................  5,600,000 shares

Common Stock Outstanding:

  Before the Offerings..................  1,551,384 shares of Class A Common Stock and
                                          15,624,807 shares of Class B Common Stock

  After the Offerings(1)(2).............  8,186,240 shares of Class A Common Stock and
                                          15,624,807 shares of Class B Common Stock

Dividends...............................  Upon completion of the Offerings, the Company intends to commence paying quarterly cash dividends
                                          on its Class A Common Stock and its Class B Common
                                          Stock (together, the "Common Stock") at an initial
                                          annual rate of $0.15 per share. See "Dividend
                                          Policy."

Use of Proceeds.........................  The Company intends to apply the net proceeds as follows: (i) approximately $35.9 million, together
                                          with approximately $28.1 million of borrowings
                                          under the New Credit Agreement (as defined herein),
                                          is expected to be used to repay all outstanding
                                          indebtedness under the Existing Credit Agreement
                                          (as defined herein); (ii) $25.0 million is expected
                                          to be paid at the closing of the Offerings in
                                          connection with a one-time dividend to the holder
                                          of the Class B Common Stock; and (iii)
                                          approximately $15.9 million is expected to be used
                                          to repay intercompany indebtedness owed to Parent,
                                          which indebtedness was incurred primarily in
                                          connection with certain acquisitions and taxes
                                          payable by the Parent on behalf of the Company
                                          pursuant to a tax sharing agreement. Pending such
                                          uses, net proceeds received by the Company will be
                                          invested by the Company in short-term interest
                                          bearing instruments. See "Use of Proceeds."

Voting Rights...........................  Except as otherwise required by law, the Class A
                                          Common Stock and Class B Common Stock vote as a
                                          single class on all matters, with each share of
                                          Class A Common Stock entitling its holder to one
                                          vote and each share of Class B Common Stock
                                          entitling its holder to ten votes. All of the
                                          shares of Class B Common Stock are owned by the
                                          Parent. Immediately after consummation of the
                                          Offerings, the Parent will beneficially own shares
                                          of Class B Common Stock representing approximately
                                          95.0% of the combined voting power of the
                                          outstanding shares of Common Stock (approximately
                                          94.5% if the over-allotment options of the U.S.
                                          Underwriters and the Managers are exercised in
                                          full).

New York Stock Exchange Symbol..........  "WNI."

---------------
(1) Does not include up to 840,000 shares of Class A Common Stock subject to the over-allotment options granted by the Company to the U.S. Underwriters and the Managers.
(2) Does not include 1,604,000 shares of Class A Common Stock reserved for issuance under the 1997 Equity Participation Plan of Weider Nutrition International, Inc. (the "Equity Plan") or 188,948 shares of Class A Common Stock issuable to certain senior executives of the Company pursuant to the Management Incentive Agreements (as defined herein) but does include 992,856 shares of Class A Common Stock issuable upon consummation of the Offerings to certain senior executives of the Company pursuant to the Management Incentive Agreements and approximately 42,000 shares of Class A Common Stock to be issued to certain employees of the Company who have a minimum service period of six months. See "Management -- Equity Plan" and "-- Management Incentive Agreements."

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           NINE MONTHS ENDED
                                                FISCAL YEAR ENDED MAY 31,                    FEBRUARY 28,
                                    --------------------------------------------------   ---------------------
                                     1992      1993      1994      1995         1996       1996         1997
                                    -------   -------   -------   -------     --------   --------     --------
                                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales.......................  $58,170   $63,144   $67,870   $90,927     $186,405   $128,448     $151,407
  Gross profit....................   24,343    26,142    28,583    35,516       70,228     48,029       57,399
  Impairment of intangible
     assets(1)....................       --        --        --        --           --         --        2,095
  Operating expenses..............   18,385    19,036    20,344    24,226       41,068     28,191       36,750
  Income from operations..........    5,958     7,106     8,239    11,290       29,160     19,838       18,554(1)
  Net income......................    2,598     3,563     4,134     6,092       14,964     10,055        8,075(1)
  Pro forma net income per common
     and common equivalent
     share(2).....................       --        --        --        --     $   0.79         --     $   0.43
  Pro forma common and common
     equivalent shares
     outstanding(2)...............       --        --        --        --     18,842,858       --     18,842,858
  Supplemental pro forma net
     income per common and common
     equivalent share(3)..........       --        --        --        --     $   0.71(4)       --    $   0.43(4)
  Supplemental pro forma common
     and common equivalent shares
     outstanding(3)...............       --        --        --        --     23,811,047       --     23,811,047

OTHER DATA:
  EBITDA(5).......................  $ 6,435   $ 7,429   $ 8,629   $13,438     $ 33,908   $ 23,216     $ 24,651
  Capital expenditures............      380     1,469     5,171     1,295        6,084      5,434        6,343
  Net sales increase..............       --%        9%        7%       34%         105%        --%          18%
  Income from operations
     increase(6)..................       --        19        16        37          158         --            4
  Net income increase
     (decrease)(6)................       --        37        16        47          146         --           (7)

                                                                                 FEBRUARY 28, 1997
                                                   MAY 31,                  ---------------------------
                                       --------------------------------                    PRO FORMA
                                        1994        1995         1996        ACTUAL      AS ADJUSTED(7)
                                       -------     -------     --------     --------     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents..........  $     2     $ 2,272     $  1,592     $  1,065        $  1,065
  Working capital....................   14,082      25,044       47,505       61,802          61,802
  Total assets.......................   39,548      70,048      133,147      148,685         154,391
  Total debt.........................    7,410      28,616       68,054       88,288          38,593
  Total stockholders' equity.........   22,946      28,100       39,332       40,303          95,703

---------------

(1) Reflects an impairment of intangible assets recognized as a result of adopting SFAS No. 121 (as defined herein).

(2) Gives effect to the 14,371.3-for-one stock split and the issuance of 1,666,667 shares of Class A Common Stock as part of the Offerings, the proceeds from which would be necessary to pay the one-time, $25.0 million Class B Dividend (as defined herein); otherwise does not give effect to the Offerings.

(3) Gives effect to (i) the Offerings and the application of the net proceeds therefrom, including the one-time, $25.0 million Class B Dividend, (ii) the issuance of 992,856 shares of Class A Common Stock pursuant to the Management Incentive Agreements, and (iii) the issuance of approximately 42,000 shares of Class A Common Stock to certain employees who have a minimum service period of six months. Does not give effect to the one-time compensation expense estimated at approximately $19.9 million ($12.0 million, net of tax) arising from (a) the conversion of performance units granted to certain senior executive officers under the Management Incentive Agreements upon consummation of the Offerings, or (b) certain other stock grants to be effected upon consummation of the Offerings. See
    "Management -- Management Incentive Agreements," "-- Equity Plans" and "Use of Proceeds."

(4) Reflects the retirement of debt with the proceeds of the Offerings as if such debt was retired at the beginning of the period, which would have the effect of reducing after-tax interest expense by $2.0 million in fiscal 1996 and $2.2 million in the nine months ended February 28, 1997. The one-time $19.9 million ($12.0 million, net of taxes) compensation expense described in note 3 above will take effect upon consummation of the Offerings; this is expected to impact the Company's net income and stockholders' equity in the fourth quarter of fiscal 1997. Giving pro forma effect to such compensation expense would reduce supplemental pro forma net income per common and common equivalent share by approximately $0.50.

(5) Earnings before interest expense, income taxes, depreciation and amortization and excluding certain extraordinary or nonrecurring events ("EBITDA") is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(6) The nine month period ended February 28, 1997 excludes the impairment of intangible assets loss of $2.1 million ($1.3 million, net of taxes) described in note 1 above.

(7) Gives effect to the adjustments described in (i), (ii) and (iii) of note 3 above as well as the one-time compensation expense estimated at approximately $19.9 million ($12.0 million, net of tax) arising from (a) the conversion of performance units granted to certain senior executive officers under the Management Incentive Agreements upon consummation of the Offerings, and (b) certain other stock grants to be effected upon consummation of the Offerings.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information contained in this Prospectus before deciding whether to purchase the Class A Common Stock offered hereby and, in particular, the following factors. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

DEPENDENCE ON SIGNIFICANT CUSTOMERS


     The Company's largest customers, GNC and Wal-Mart, accounted for approximately 16% and 10%, respectively, of net sales in fiscal 1996 and 12% and 11%, respectively, of net sales for the nine month period ended February 28, 1997, compared to approximately 26% and 5%, respectively, of net sales in fiscal 1995 and 16% and 9%, respectively, of net sales for the nine month period ended February 28, 1996. The dollar amount of the Company's sales in fiscal 1996 to GNC and Wal-Mart grew by 30% and 317%, respectively, over the previous year. The Company has 26 other major customers, each of which produced sales of between 0.5% and 5% of the Company's net sales in fiscal 1996 and, collectively, accounted for approximately 32% of net sales in fiscal 1996. The loss of GNC or Wal-Mart as a customer, the loss of a significant number of other major customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's results of operations or financial condition. There can be no assurance that GNC and/or Wal-Mart will continue as major customers of the Company. See "Business -- Sales and Distribution."


PRODUCT LIABILITY

     The Company, like any other retailer, distributor and manufacturer of products that are designed to be ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. With respect to product liability claims, the Company has $1.0 million per occurrence and $1.0 million in aggregate liability insurance subject to a self-insurance retention of $25,000. In addition, if such claims should exceed $1.0 million, the Company has excess umbrella liability insurance of up to $25.0 million which will increase to $90.0 million upon consummation of the Offerings. However, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. The Company generally does not obtain contractual indemnification from parties supplying raw materials or marketing its products and, in any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company.

     The Company and its subsidiary, Schiff Products, Inc. ("Schiff Products"), together with other distributors, manufacturers and retailers of L-Tryptophan, are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing allegedly contaminated L-Tryptophan. The Company acquired Schiff Products pursuant to an asset acquisition transaction in 1989. Schiff Products was a distributor of L-Tryptophan, but neither the Company nor Schiff Products ever distributed products that are the subject of the lawsuits. In each lawsuit, the L-Tryptophan products were shipped by the entity from whom the Company purchased the trademark Schiff and other assets in 1989. The Company and Schiff Products entered into an indemnification agreement (the "Indemnification Agreement") with Showa Denko America ("SDA"), a U.S. subsidiary of a Japanese corporation, Showa Denko, K.K. ("SDK"). Under the Indemnification Agreement, SDA agreed to assume the defense of all claims arising out of the ingestion of L-Tryptophan products, pay all legal fees and indemnify the Company and its affiliates against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Schiff Products, or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by the Company or Schiff Products proximately contributed to the injury, and except for certain claims relating to punitive damages. SDK has posted a revolving irrevocable letter of credit for the benefit of the indemnified group if SDA is unable or unwilling to satisfy any claims or judgments. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. Although the Company believes that the prospect of a material adverse effect on the Company's results of operations or financial condition arising from these lawsuits is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions, no assurance can be given that such lawsuits would not have a material adverse effect on the results of operations or financial condition of the Company.

     The Company is presently engaged in various other legal actions, and, although ultimate liability for such other actions cannot be determined at the present time, the Company currently believes that the amount of any such liability from such other actions and the lawsuits described in the preceding paragraphs, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations or financial condition.

GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the Food and Drug Administration (the "FDA"), which regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and regulations promulgated thereunder. The Company's products are also subject to regulation by the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act of 1994 (the "DSHEA"). The Company's products are generally classified and regulated as dietary supplements under the FDCA, as amended, and are therefore not subject to premarket approval by the FDA. However, these products are subject to extensive labeling regulation by the FDA and can be removed from the market if shown to be unsafe. Moreover, if the FDA determines, on the basis of labeling or advertising claims by the Company, that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, it can regulate those products as drugs and require premarket clearance for safety and effectiveness. In addition, if the FDA determines that the requirements of DSHEA for making claims that a dietary supplement affects the "structure or function" of the body have not been met, such non-complying claims could result in the regulation of such products as drugs. See "Business -- Regulation."

     The Company's advertising of its dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act, which prohibits unfair or deceptive trade practices, including false or misleading advertising. The FTC in recent years has brought a number of actions challenging claims by companies (other than the Company) for weight loss dietary supplement products and plans. Most recently, on March 25, 1997, the FTC announced proposed consent orders in seven cases involving weight loss claims, as well as a general, coordinated long-term consumer education and law enforcement program titled "Operation Waistline." On November 7, 1996, the FTC entered into proposed consent orders (which have since been finally entered) that would prohibit three companies from claiming that chromium picolinate causes weight loss, increases muscle mass or regulates blood sugar levels unless the companies had adequate substantiation for the claims. Although the Company is not a party to the consent order, chromium picolinate is used in many of the Company's weight loss and body building products. The Company is a party to a Consent Order (the "Order") with the FTC, which was signed by the Parent in 1985. Pursuant to the Order, the Company is prohibited from making certain advertising claims relating to the muscle building capabilities of Anabolic Mega Paks and Dynamic Life Essence and other products of substantially similar composition. In connection with the Company's other food products, the Company is similarly prohibited from making these claims unless the Company is able to substantiate such claims. In 1986, the Parent was required to pay a maximum amount of $400,000 pursuant to the Order as reimbursements to purchasers of Anabolic Mega Paks and Dynamic Life Essence. To the extent such reimbursements amounted to less than $400,000, the Parent was required pursuant to the Order to pay the remainder to a designated research center for the study of the relationship between nutrition and muscular development. All amounts required to be paid by the Parent pursuant to the Order have been paid. In September 1991, the FTC informed the Company that the FTC had reviewed the several compliance reports which had been filed from March 1986 through and including June 20, 1991 and no action was planned at such time. Although the Company has received occasional inquiries from the FTC since September 1991 regarding compliance matters, the FTC has not taken any formal action regarding the Company's compliance with the Order.

     The Company manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such private label customers are subject to governmental regulations in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's private label customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company.

     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally controlled by the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

     The Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

RECENT GOVERNMENT ACTION AND ADVERSE PUBLICITY REGARDING PRODUCTS CONTAINING EPHEDRINE

     Several of the Company's products have included a Chinese herb known as Ma Huang, a natural source of the stimulant ephedrine. Products containing Ma Huang accounted for approximately 3.3% of the Company's total net sales in fiscal 1996 and all of such products now come in Ma Huang-free alternatives. In December 1996, the Company decided to discontinue the manufacturing and marketing of products containing ephedrine in capsule and tablet form due to potential for misuse but will continue to manufacture and market beverages and powders containing ephedrine. Ephedrine and Ma Huang have been the subject of recent adverse publicity in the United States. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing natural sources of ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. On August 27 and 28, 1996, the FDA convened a meeting of its Food Advisory Committee to discuss adverse reaction reports and other issues concerning dietary supplements containing ephedrine. Some members of the Advisory Committee concluded that no safe level of ephedrine in dietary supplements could be identified; others concluded that such products could be deemed safe if dosage levels of ephedrine were severely restricted and strict warning labels required. At March 1997, the FDA had not announced any decision regarding further regulation of products containing ephedrine. Sales of such products have also been prohibited in certain localities. In addition, some states have regulated or are considering regulating ephedrine-containing products as controlled substances or prohibiting the sale of such products by persons other than licensed pharmacists. Notwithstanding the Company's decision to discontinue the manufactur-ing and marketing of products containing Ma Huang, there can be no assurance that the Company will not be subject to product liability actions with respect to its products that contained Ma Huang. See "Business -- Regulation."

EFFECT OF UNFAVORABLE PUBLICITY

     The Company believes the nutritional supplement market is affected by national media attention regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will not be unfavorable to the nutritional supplement market or any particular product, or inconsistent with earlier favorable research or publicity. Future reports of research that are perceived as less favorable or that question such earlier research could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products as directed. In addition, the Company may not be able to counter the effects of negative publicity concerning the efficacy of its products.

ABSENCE OF CONCLUSIVE CLINICAL STUDIES

     Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of the Company's products contain innovative ingredients such as DHEA and melatonin. In addition, although the Company believes all of its products to be safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these innovative product ingredients in concentrated form. Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although the Company tests the formulation and production of its products to ensure that they are safe when consumed as directed, they have not sponsored clinical studies on the long-term effect of human consumption. See
"-- Effect of Unfavorable Publicity," "-- Product Liability" and
"Business -- Product Development."

ACQUISITION RELATED RISKS

     Part of the Company's business strategy is to acquire assets that will complement its existing business. The Company has had preliminary discussions with, or has evaluated the potential acquisition of, a number of companies, although no such transaction is considered to be probable at this time. The Company is unable to predict whether or when any prospective acquisition candidates will become available or the likelihood of a material transaction being completed should any negotiations commence. If the Company proceeds with any such transaction, no assurance can be given that the Company can effectively integrate the acquired operations with its own. The Company may also seek to finance any such acquisition through debt financings or issuances of equity and there can be no assurance that any such financing will be available on acceptable terms or at all. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS

     The Company's continued growth is dependent in significant part upon its ability to expand its operations into new markets, including international markets. The Company may experience difficulty entering new international markets due to greater regulatory barriers, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. Approximately 3% of the Company's net sales for fiscal 1996 were generated outside the United States. Operating in international markets exposes the Company to certain risks, including, among other things: (i) changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products or repatriate profits to the United States; (ii) exposure to currency fluctuations; (iii) the potential imposition of trade or foreign exchange restrictions or increased tariffs; and
(iv) political instability. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "Business -- Strategy" and "Business -- Regulation."

DEPENDENCE ON NEW PRODUCTS


     The Company believes its ability to grow in its existing markets is partially dependent upon its ability to introduce new and innovative products into such markets. Although the Company seeks to introduce additional products each year in its existing markets, the success of new products is subject to a number of conditions, including developing products that will appeal to customers and obtaining necessary regulatory approvals. There can be no assurance that the Company's efforts to develop innovative new products will be successful, that customers will accept new products or that the Company will obtain required regulatory approvals of such new products. In addition, no assurance can be given that new products currently experiencing strong popularity and rapid growth will maintain their sales over time. For example, Schiff 's Melatonin, introduced in December 1995, had fiscal 1996 net sales of approximately $18.9 million and accounted for 10% of the Company's net sales. Sales of melatonin amounted to $6.8 million during the nine months ended February 28, 1997. See "Business --
Strategy."


DEPENDENCE ON NEW FACILITY

     In response to increased sales and the anticipated increase in demand for nutritional supplements, the Company has leased a 418,000 square-foot manufacturing, warehouse and office facility located in Salt Lake City, Utah (the "New Facility"). The New Facility is being built specifically for the Company and is expected to become operational in mid-1997. Although construction of the New Facility is on schedule and the Company anticipates implementing certain operations there as early as April 1997, there can be no assurance that final construction will be completed on schedule. If the New Facility is not completed on schedule, no assurance can be given that the Company could satisfy increasing demand for its nutritional supplement products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO LONG-TERM CONTRACTS FOR SUPPLY OF RAW MATERIALS

     The Company obtains from other sources all of its raw materials for the manufacture of its products. The Company generally does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. In the last few years, natural vitamin E, beta carotene and melatonin have had unusual price fluctuations as a result of short supply or increases in demand. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions and natural disasters or other catastrophic events. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could have a material adverse effect on the Company. See "Business -- Manufacturing and Product Quality."

INTELLECTUAL PROPERTY PROTECTION

     At March 18, 1997, the Company had approximately 85 federal trademark registrations and approximately 108 trademark applications pending with the United States Patent and Trademark Office. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company protects its legal rights concerning its trademarks and is currently enforcing several trademarks against infringement by litigation, both in the United States and in foreign countries, including litigation pertaining to its registered trademark Fat Burners(R). See "Business -- Legal Matters."

     The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States even if the registrant has never used the trademark in the geographic area wherein the unauthorized use is being made

(provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

     Currently, the Company has three patent applications submitted to the United States Patent and Trademark Office which are currently under review. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products. See "Business -- Trademarks and Patents."

POTENTIAL SALES AND EARNINGS VOLATILITY

     The Company's sales and earnings continue to be subject to potential volatility based upon, among other things: (i) the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; (ii) the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the expansion of its operations into new markets and the introduction of its products into each such market; (iii) the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; (iv) general conditions in the nutritional supplement industry; and (v) consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers, the Company is highly dependent upon consumers' perception of the safety and quality of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other nutritional supplements similar to the Company's products could adversely affect the Company's results of operations or financial condition. See "-- Effect of Unfavorable Publicity."

     The Company's business is, to some extent, seasonal, with lower sales typically realized during the first and second fiscal quarters and higher sales typically realized during the third and fourth fiscal quarters. The Company believes such fluctuations in sales are the result of greater marketing and promotional activities toward the end of each fiscal year, customer buying patterns, and consumer spending patterns related primarily to consumers' interest in achieving personal health and fitness goals after the beginning of each new calendar year and before the summer fashion season. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality."

COMPETITION

     The nutritional supplement industry is highly competitive. Numerous companies compete with the Company in the development, manufacture and marketing of nutritional supplements. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success depends to a significant extent on the management and other skills of Richard B. Bizzaro, the Chief Executive Officer and President, and Robert K. Reynolds, the Chief Operating Officer, Executive Vice President and Secretary, as well as its ability to retain or attract other skilled personnel. The loss or unavailability of the services of Mr. Bizzaro and Mr. Reynolds could have a material adverse effect on the Company. See "Management -- Employment Agreements."

NO PRIOR PUBLIC MARKET

     Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price for the Class A Common Stock has been determined by negotiations among the Company, the U.S. Underwriters and the Managers based on factors described in this Prospectus under "Underwriting."

CONTROL BY PRINCIPAL STOCKHOLDER

     After the Offerings, the Parent will own all of the outstanding shares of Class B Common Stock representing 95.0% of the aggregate voting power of all outstanding shares of Common Stock of the Company. In addition, pursuant to certain shareholders agreements, Hornchurch Investments Limited ("Hornchurch"), Bayonne Settlement and Mr. Ronald Corey have agreed to vote all of their shares of Common Stock as directed by the Parent. As a result, the Parent will control 95.9% of the aggregate voting power of all outstanding shares of Common Stock of the Company and will be in a position to exercise control over the Company and to determine the outcome of all matters required to be submitted to stockholders for approval (except as otherwise provided by law or by the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") or amended and restated bylaws (the "Bylaws")) and otherwise to direct and control the operations of the Company. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

ANTI-TAKEOVER CONSIDERATIONS

     After consummation of the Offerings, the Parent will own approximately 65.6% of the shares of the outstanding Common Stock (63.3% if the U.S. Underwriters' over-allotment option is exercised in full). Accordingly, the Company will not be able to engage in any strategic transactions without the approval of the Parent. Even if the Parent's interest in the Company were reduced below such level, the Company's Certificate of Incorporation and Bylaws contain certain provisions that could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. See "Certain Relationships and Related Party Transactions" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Class A Common Stock in the public market could adversely affect market prices of the Class A Common Stock. Upon the closing of the Offerings, there will be 8,186,240 shares of Class A Common Stock outstanding and 15,624,807 shares of Class B Common Stock outstanding. The 5,600,000 shares of Class A Common Stock sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144. Of the shares outstanding upon the closing of the Offerings, 18,211,047 will be deemed "restricted securities" under Rule 144 and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Upon expiration of the lock-up agreements described below, 17,141,844 shares of Common Stock will become available for sale in the public market, subject to volume and manner of sale limitations pursuant to Rule 144 and 1,459,840 of such shares will be freely tradeable under Rule 144.

     The Company and all of its current stockholders, directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file, or cause to be filed, with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except, in the case of the Company, for grants of employee stock options or rights pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

     No prediction can be made as to the effect, if any, that future sales, or the availability of Class A Common Stock for future sales, will have on the market price of the Class A Common Stock from time to time. Sales of substantial amounts of Class A Common Stock by the Company or by stockholders who hold restricted securities, or the perception that such sales may occur, could adversely affect market prices for the Class A Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are estimated to be approximately $76.8 million (assuming an initial public offering price of $15.00 per share, the midpoint of the range shown on the cover page of this Prospectus, after deducting underwriting discounts and commissions and estimated offering expenses) (or approximately $88.6 million if the U.S. Underwriters' and Managers' over-allotment options are exercised in full). The Company intends to apply the net proceeds of the Offerings as follows: (i) approximately $35.9 million, together with approximately $28.1 million of borrowings under the New Credit Agreement, is expected to be used to repay all outstanding indebtedness under the Existing Credit Agreement; (ii) $25.0 million is expected to be paid in connection with the one-time dividend to holders of shares of the Class B Common Stock (the "Class B Dividend"); and (iii) approximately $15.9 million is expected to be used to repay intercompany indebtedness owed to Parent, which indebtedness was incurred primarily in connection with certain acquisitions and taxes payable by the Parent on behalf of the Company pursuant to a tax sharing agreement. Borrowings under the Existing Credit Agreement bear interest at floating rates (at March 1, 1997, 8.0% for the term note and 7.7% for the revolving line of credit) and maturing in January 2000. Of the approximately $15.9 million of intercompany indebtedness owed to Parent, $15.0 million is represented by a note payable (the "Parent Note"), which bears interest at prime plus 1.00% and matures in January 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Certain Relationships and Related Party
Transactions -- Interest Paid to Parent." Pending application of the net proceeds of the Offerings as described above, the Company intends to invest such proceeds in short-term interest bearing instruments.

                                DIVIDEND POLICY

     The Company intends to commence paying quarterly cash dividends at an initial annual rate of $0.15 per share. Upon completion of the Offerings, a quarterly dividend of $0.0375 per share is anticipated to be declared to be payable on June 15, 1997 to holders of all classes of Common Stock of record at the close of business on June 1, 1997. The Company's Board of Directors will determine dividend policy in the future based upon, among other things, the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. In addition, the Company expects to enter into a New Credit Agreement which will contain certain customary financial covenants that may limit the Company's ability to pay dividends on its Common Stock. Accordingly, there can be no assurance that the Company will be able to sustain the payment of dividends in the future.

     Subject to completion of the Offerings, the Company intends to pay to the Parent (the sole holder of Class B Common Stock) a one-time dividend in the amount of $25.0 million at the closing of the Offerings. The Class B Dividend is not indicative of the Company's future dividend policy. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions -- Class B Dividend."

     In the past, the Company made distributions to the Parent. After the Offerings, the Company will no longer make distributions to the Parent in excess of those declared to all stockholders of the Company.

                                    DILUTION

     At February 28, 1997, the net tangible book value of the Company was $13.6 million, or $0.79 per share, representing the $40.3 million net book value less trademarks, goodwill, and other acquired intangibles of $26.7 million, divided by 17,176,191 shares of Common Stock outstanding. After giving effect to the Offerings, the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the Company at February 28, 1997 would have been $69.0 million or $2.90 per share representing the net tangible book value as adjusted to give effect to the Offerings divided by 23,811,047 shares of Common Stock outstanding. This represents an immediate increase in pro forma net tangible book value of $2.11 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $12.10 per share to purchasers of Class A Common Stock in the Offerings, as illustrated in the following table:

                                                                               FEBRUARY
                                                                                  28,
                                                                                 1997
                                                                              -----------
    Assumed initial offering price................................              $ 15.00
      Net tangible book value before the Offerings................  $0.79
      Increase attributable to new investors......................   2.11
                                                                    ------
                                                                       --
    Pro forma net tangible book value after the Offerings.........                 2.90
                                                                               --------
    Dilution to new investors.....................................              $ 12.10
                                                                               ========

     The following table sets forth at February 28, 1997, the difference between existing stockholders immediately prior to the Offerings and the purchasers of shares in the Offerings with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share paid. The calculations in the following table with respect to shares of Class A Common Stock to be purchased in the Offerings reflect an assumed initial public offering price of $15.00 (the midpoint of the range set forth on the cover page of this Prospectus):

                                         SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                      ----------------------     --------------------     PER SHARE
                                        NUMBER       PERCENT      AMOUNT      PERCENT       PRICE
                                      ----------     -------     --------     -------     ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
    Existing stockholders...........  18,211,047       76.5%     $ 20,004       19.2%      $  1.09
    New stockholders................   5,600,000       23.5        84,000       80.8         15.00
                                      ----------      -----       -------      -----
      Total.........................  23,811,047      100.0%     $104,004      100.0%
                                      ==========      =====       =======      =====

     The calculations set forth above exclude an aggregate of 1,604,000 shares of Class A Common Stock reserved for issuance under the Equity Plan and 188,948 shares of Class A Common Stock issuable to certain senior executives of the Company pursuant to the Management Incentive Agreements but include 992,856 shares of Class A Common Stock issuable upon consummation of the Offerings to certain senior executives of the Company pursuant to the Management Incentive Agreements and approximately 42,000 shares of Class A Common Stock to be issued to certain employees of the Company who have a minimum service period of six months. See "Management -- Equity Plan" and " -- Management Incentive Agreements."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at February 28, 1997 and as adjusted to give effect to (i) the stock split and the exchange of the outstanding common stock of Weider Nutrition for Common Stock and (ii) the Offerings (at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this Prospectus) and application of a portion of the proceeds therefrom to reduce certain indebtedness of the Company and pay the Class B Dividend. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                       FEBRUARY 28, 1997
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                     (DOLLARS IN THOUSANDS)
    Current portion of long-term debt.............................  $  7,456      $   3,456
    Payable to Parent.............................................       925             --
                                                                     -------        -------
         Total short-term obligations.............................     8,381          3,456
                                                                     -------        -------
    Long-term debt:
      Existing Credit Agreement...................................    60,007             --
      New Credit Agreement(1).....................................        --         30,238
      Parent Note.................................................    15,000             --
      Notes payable...............................................     1,765          1,765
      Mortgage loan...............................................     2,910          2,910
      Other.......................................................       225            225
                                                                     -------        -------
         Total long-term debt.....................................    79,907         35,138
                                                                     -------        -------
    Stockholders' equity(2):
      Preferred Stock, par value $.01 per share; shares
         authorized -- 10,000,000 actual and as adjusted; shares
         outstanding -- 0 actual and 0 as adjusted................        --             --
      Class A Common Stock, par value $.01 per share; shares
         authorized -- 50,000,000 actual and as adjusted; shares
         outstanding -- 1,195.17 actual and 8,186,240 shares as
         adjusted(1)..............................................         1             82
      Class B Common Stock, par value $.01 per share; shares
         authorized -- 25,000,000 shares actual and as adjusted;
         shares outstanding -- 0 actual and 15,624,807 as
         adjusted.................................................        --            156
      Additional paid-in-capital..................................     4,480         96,595
      Foreign currency translation adjustment.....................      (131)          (131)
      Retained earnings (deficit).................................    35,953           (999)
                                                                     -------        -------
         Total stockholders' equity(3)............................    40,303         95,703
                                                                     -------        -------
              Total capitalization................................  $128,591      $ 134,297
                                                                     =======        =======

---------------

(1) Includes approximately $28.1 million borrowed to repay a portion of the Existing Credit Agreement as well as $2.1 million in net borrowings in connection with the Management Incentive Agreements.
    See"Management -- Management Incentive Agreements."

(2) Total stockholders' equity at February 28, 1997, as adjusted, gives effect to certain one-time compensation expenses estimated at approximately $19.9 million ($12.0 million, net of tax) associated with conversion of performance units granted to certain senior executive officers under the Company's Management Incentive Agreements upon consummation of the Offerings and the issuance of approximately 42,000 shares of Class A Common Stock to certain employees who have a minimum service period of six months. See "Management -- Equity Plan" and "-- Management Incentive Agreements."

(3) Excludes an aggregate of 1,604,000 shares of Class A Common Stock reserved for issuance under the Equity Plan and 188,948 shares of Class A Common Stock issuable to certain senior executives of the Company pursuant to the Management Incentive Agreements but includes 992,856 shares of Class A Common Stock issuable upon consummation of the Offerings to certain senior executives of the Company pursuant to the Management Incentive Agreements and the issuance of approximately 42,000 shares of Class A Common Stock to certain employees who have a minimum service period of six months. See "Management -- Equity Plan" and "-- Management Incentive Agreements."

                                  THE COMPANY

     The Company's business began as the nutritional products division of the Parent, Weider Health and Fitness, the principal stockholder of the Company. The predecessor of the Parent was formed by Joe Weider in 1940. The nutritional products division, along with the Parent's publications and exercise equipment divisions, established the Weider name as a leading brand in the health and fitness industry. In particular, the nutritional products division pioneered under the Weider brand name the manufacturing and marketing of nutritional supplements intended to enhance athletic performance and support muscle growth. Such products were initially targeted specifically at weightlifters and bodybuilders and were sold primarily through health food stores and gyms. In addition, through its acquisition of Tiger's Milk in 1986, the Company began marketing one of the most established and widely recognized healthy snack bars. In order to capitalize on the growing health and fitness industry, the Parent formed the Company in 1989 in connection with Parent's designation of its three principal business divisions (Sporting Goods, Nutrition and Publications) as independent subsidiaries.

     As an independent subsidiary, the Company expanded its product line to target a broader range of consumers and began pursuing a multi-brand, multi-channel strategy to complement its Weider-brand nutritional supplements. Accordingly, the Company pursued a strategic program to acquire brands and related business lines and has acquired and integrated eight businesses since 1989. Following its acquisition of Schiff in 1989, the Company began marketing a variety of forms of vitamins, minerals and herbs under the Schiff brand name. The additional acquisitions of certain assets from National Institute of Nutrition ("Nion"), American Body Building and Natural Nectar (now doing business as American Nutrition Bars, Inc.) by the Company in 1995 and 1996 position the Company as a fully integrated manufacturer and marketer of powdered drink mixes, capsules and tablets, beverages and nutrition bars. These three acquisitions, along with the acquisition of certain assets of Weider Europe B.V. and Craven Health & Fitness, Ltd., formerly Weider Health & Fitness, Ltd. ("Weider U.K."), contributed $54.6 million in sales and $15.6 million in incremental EBITDA in fiscal 1996, representing 29% of the Company's net sales and 46% of the Company's EBITDA, respectively, in fiscal 1996. See "Certain Relationships and Related Party Transactions." The four acquisitions completed since January 1, 1995 that have contributed to fiscal 1996 net sales are described in the following table:

                                                                  ACQUISITION      FISCAL 1996
                           ACQUISITIONS                               DATE            SALES
    ----------------------------------------------------------   --------------    ------------
                                                                     (DOLLARS IN THOUSANDS)
    American Body Building....................................   January 1995        $ 21,847
    Nion......................................................   June 1995             26,399
    American Nutrition Bars...................................   October 1995           3,839
    Weider U.K................................................   January 1996           2,470

     The Company intends to continue its strategy of acquiring branded products to enhance its established brands and balanced distribution channels. Effective January 1, 1997, the Company acquired the assets of Science Foods, Inc. ("Science Foods"), previously a competitor of the Company in the sports nutrition (beverages) market, for cash of $3.9 million and the assumption of $700,000 in indebtedness. In addition, the Company intends to expand its multi-brand, multi-channel strategy in international markets. Effective September 1, 1996, the Company acquired trademarks and nutritional supplement operations providing distribution capabilities in primarily Spain and Portugal for a total purchase price of $3.4 million. Such operations and assets are hereinafter referred to as "Weider Spain." In addition, the Company acquired certain assets and foreign distribution rights from Weider Sports Equipment Co., Ltd., a Canadian company ("Weider Sports Equipment") for $4.0 million in September 1996 ($3.0 million was paid in cash and $1.0 million was in the form of an earnout to be paid $40,000 per month for 25 months). Such assets and distribution rights are hereinafter referred to as "Weider Canada." Through its nutritional supplements business, Weider Canada currently markets nutritional supplements to South America, Eastern Europe, Africa and the Pacific Rim. The Weider Spain and Weider Canada assets generated sales of $3.8 million and $5.6 million, respectively, for fiscal 1996. The Company's acquisitions of certain assets in Spain and Canada, when combined with the assets acquired from Weider U.K., provide the Company with the rights to manufacture and market nutritional supplements worldwide, excluding Australia, New Zealand, Japan, and South Africa. The rights to manufacture and market nutritional supplements in Australia, New Zealand, Japan and South Africa are held by third parties pursuant to certain agreements. See "Certain Relationships and Related Party Transactions -- Certain International Acquisitions and Royalty Arrangements."

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data at May 31, 1995 and 1996 and for the fiscal years ended May 31, 1994, 1995 and 1996 have been derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is included elsewhere in this Prospectus. The following selected consolidated financial data at May 31, 1992, 1993 and 1994 and for the fiscal years ended May 31, 1992 and 1993 are derived from the audited consolidated financial statements of the Parent. The selected consolidated financial data at February 28, 1997 and for the nine months ended February 28, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company, its unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operation for such periods. Results for the nine months ended February 28, 1997 have not been audited and are not necessarily indicative of results to be expected for the full fiscal year. The financial data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements and notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              NINE MONTHS ENDED
                                                                  FISCAL YEAR ENDED MAY 31,                      FEBRUARY 28,
                                                     ----------------------------------------------------    --------------------
                                                      1992       1993       1994       1995        1996        1996        1997
                                                     -------    -------    -------    -------    --------    --------    --------
                                                                                                                 (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales.......................................   $58,170    $63,144    $67,870    $90,927    $186,405    $128,448    $151,407
  Cost of goods sold..............................    33,827     37,002     39,287     55,411     116,177      80,419      94,008
                                                     -------    -------    -------    -------    ---------   --------    ---------
  Gross profit....................................    24,343     26,142     28,583     35,516      70,228      48,029      57,399
  Impairment of intangible assets(1)..............        --         --         --         --          --          --       2,095
  Operating expenses..............................    18,385     19,036     20,344     24,226      41,068      28,191      36,750
                                                     -------    -------    -------    -------    ---------   --------    ---------
    Total operating expenses......................    18,385     19,036     20,344     24,226      41,068      28,191      38,845
                                                     -------    -------    -------    -------    ---------   --------    ---------
  Income from operations..........................     5,958      7,106      8,239     11,290      29,160      19,838      18,554
  Other income (expense):
    Interest, net.................................      (677)      (170)      (245)    (1,079)     (3,736)     (2,748)     (4,673)
    Other.........................................      (933)      (950)    (1,015)       147        (253)       (177)       (423)
                                                     -------    -------    -------    -------    ---------   --------    ---------
        Total.....................................    (1,610)    (1,120)    (1,260)      (932)     (3,989)     (2,925)     (5,096)
                                                     -------    -------    -------    -------    ---------   --------    ---------
  Income before income taxes......................     4,348      5,986      6,979     10,358      25,171      16,913      13,458
  Provision for income taxes......................     1,750      2,423      2,845      4,266      10,207       6,858       5,383
                                                     -------    -------    -------    -------    ---------   --------    ---------
  Net income......................................   $ 2,598    $ 3,563    $ 4,134    $ 6,092    $ 14,964    $ 10,055    $  8,075
                                                     =======    =======    =======    =======    =========   ========    =========
  Pro forma net income per common and common
    equivalent share(2)...........................        --         --         --         --    $   0.79          --    $   0.43
  Pro forma common and common equivalent shares
    outstanding(2)................................        --         --         --         --    18,842,858        --    18,842,858
  Supplemental pro forma net income per common and
    common equivalent share(3)....................        --         --         --         --    $   0.71(4)       --    $   0.43(4)
  Supplemental pro forma common and common
    equivalent shares outstanding(3)..............        --         --         --         --    23,811,047        --    23,811,047
OTHER DATA:
  EBITDA (5)......................................   $ 6,435    $ 7,429    $ 8,629    $13,438    $ 33,908    $ 23,216    $ 24,651
  Capital expenditures............................       380      1,469      5,171      1,295       6,084       5,434       6,343
  Net sales increase..............................        --%         9%         7%        34%        105%         --%         18%
  Income from operations increase(6)..............        --         19         16         37         158          --           4
  Net income increase (decrease)(6)...............        --         37         16         47         146          --          (7)

                                                                                     MAY 31,                    FEBRUARY 28, 1997
                                                                        ----------------------------------      -----------------
                                                                         1994         1995          1996             ACTUAL
                                                                        -------      -------      --------      -----------------
                                                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................................   $     2      $ 2,272      $  1,592          $   1,065
  Working capital....................................................    14,082       25,044        47,505             61,802
  Total assets.......................................................    39,548       70,048       133,147            148,685
  Total debt.........................................................     7,410       28,616        68,054             88,288
  Total stockholders' equity.........................................    22,946       28,100        39,332             40,303

---------------

(1) Reflects an impairment of intangible assets recognized as a result of adopting SFAS No. 121.

(2) Gives effect to the 14,371.3-for-one stock split and the issuance of 1,666,667 shares of Class A Common Stock as part of the Offerings, the proceeds from which would be necessary to pay the one-time, $25.0 million Class B Dividend; otherwise does not give effect to the Offerings.

(3) Gives effect to (i) the Offerings and the application of the net proceeds therefrom, including the one-time, $25.0 million Class B Dividend, (ii) the issuance of 992,856 shares of Class A Common Stock pursuant to the Management Incentive Agreements, and (iii) the issuance of approximately 42,000 shares of Class A Common Stock to certain employees who have a minimum service period of six months. Does not give effect to the one-time compensation expense estimated at approximately $19.9 million ($12.0 million, net of tax) arising from (a) the conversion of performance units granted to certain senior executive officers under the Management Incentive Agreements upon consummation of the Offerings, or (b) certain other stock grants to be effected upon consummation of the Offerings. See
    "Management -- Management Incentive Agreements," "-- Equity Plan" and "Use of Proceeds."

(4) Reflects the retirement of debt with the proceeds of the Offerings as if such debt were retired at the beginning of the period, which would have the effect of reducing after-tax interest expense by $2.0 million in fiscal 1996 and $2.2 million in the nine months ended February 28, 1997. The one-time $19.9 million, ($12.0 million, net of taxes) compensation expense described in note 3 above will take effect upon consummation of the Offerings; this is expected to impact the Company's net income and stockholders' equity in the fourth quarter of fiscal 1997. Giving pro forma effect to such compensation expense would reduce supplemental pro forma net income per common and common equivalent share by approximately $0.50.

(5) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(6) The nine month period ended February 28, 1997 excludes the impairment of intangible assets loss of $2.1 million ($1.3 million, net of taxes) described in note 1 above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

     The Company experienced growth in sales over the past two fiscal years. Net sales were $67.9 million, $90.9 million and $186.4 million for fiscal 1994, 1995 and 1996, respectively. The Company's net sales and net income for the two year period ended May 31, 1996 increased at compound annual growth rates of 65.7% and 90.3%, respectively. The Company's significant growth has been a result of increased demand for the Company's products, the Company's increased penetration of the growing mass volume retail distribution channel, an aggressive acquisition strategy and new product introductions. The Company acquired a number of businesses in 1995 and 1996 which contributed to the Company's growth. For example, acquisitions in 1996 contributed $54.5 million in net sales and $14.8 million in operating income. Excluding acquisitions, the Company's internal net sales and net income grew at compound annual growth rates of 39.3% and 33.2%, respectively, for the two year period ended May 31, 1996.


     The Company has not experienced revenue and net income growth during fiscal 1997 at the rates experienced in 1996 because of manufacturing and distribution capacity constraints, fewer acquisitions and decreased sales of melatonin. The nutritional supplement industry is influenced by products, such as melatonin, that can become popular due to changing consumer tastes and heightened media attention. The Company sold $13.3 million in melatonin during the first nine months of fiscal 1996 as compared to $6.8 million during the first nine months of fiscal 1997. In addition, the Company has made significant investments in manufacturing and distribution infrastructure in fiscal 1997 to support future growth. These expenditures include higher depreciation associated with additional capital equipment, as well as costs associated with hiring additional personnel and upgrading information systems. As a result, operating expenses have increased in fiscal 1997 as compared to historical levels. The Company is also building the New Facility that is expected to become operational in mid-1997 and will more than double current manufacturing and operating capacity enabling the Company to meet demand associated with the growth of the nutritional supplements industry.


     In the fourth quarter of fiscal 1997, the Company will record a one-time $19.9 million ($12.0 million, net of taxes) compensation expense arising from the conversion of performance units granted to certain senior executive officers upon consummation of the Offerings. See "Management -- Management Incentive Agreements," "-- Equity Plan" and "Use of Proceeds."

     The foregoing information is "forward-looking" and there can be no assurance that the future results covered by such forward-looking statements will be achieved. See "Risk Factors."

     The following table shows selected items expressed on an actual basis and as a percentage of net sales for the periods indicated:

                                              FISCAL YEAR ENDED MAY 31,                        NINE MONTHS ENDED FEBRUARY 28,
                              ---------------------------------------------------------    --------------------------------------
                                    1994                1995                1996                 1996                 1997
                              ----------------    ----------------    -----------------    -----------------    -----------------
                                                                    (DOLLARS IN THOUSANDS)
Net sales...................  $67,870    100.0%   $90,927    100.0%   $186,405    100.0%   $128,448    100.0%   $151,407    100.0%
Cost of goods sold..........   39,287     57.9     55,411     60.9     116,177     62.3      80,419     62.6      94,008     62.1
                              -------    -----    -------    -----    --------    -----    --------    -----    --------    -----
Gross profit................   28,583     42.1     35,516     39.1      70,228     37.7      48,029     37.4      57,399     37.9
Impairment of intangible
  assets....................       --       --         --       --          --       --          --       --       2,095      1.4
Operating expenses..........   20,344     30.0     24,226     26.6      41,068     22.0      28,191     21.9      36,750     24.2
                              -------    -----    -------    -----    --------    -----    --------    -----    --------    -----
Total operating expenses....   20,344     30.0     24,226     26.6      41,068     22.0      28,191     21.9      38,845     25.6
                              -------    -----    -------    -----    --------    -----    --------    -----    --------    -----
Income from operations......    8,239     12.1     11,290     12.4      29,160     15.6      19,838     15.4      18,554     12.3
Other expense...............    1,260      1.9        932      1.0       3,989      2.1       2,925      2.3       5,096      3.4
Provision for income
  taxes.....................    2,845      4.2      4,266      4.7      10,207      5.5       6,858      5.3       5,383      3.6
                              -------    -----    -------    -----    --------    -----    --------    -----    --------    -----
Net income..................  $ 4,134      6.1%   $ 6,092      6.7%   $ 14,964      8.0%   $ 10,055      7.8%   $  8,075      5.3%
                              =======    =====    =======    =====    ========    =====    ========    =====    ========    =====

RESULTS OF OPERATIONS

Nine Months Ended February 28, 1997 Compared to the Nine Months Ended February 28, 1996.

     Net Sales. Net sales increased 17.9% to $151.4 million in the nine month period ended February 28, 1997 from $128.4 million in the nine month period ended February 28, 1996. The increase in net sales resulted primarily from increased distribution to mass volume retailers, increased volumes with private label customers and the growth of the Company's international operations.

     The Company acquired three manufacturing and distribution operations in the nine months ended February 28, 1997 and three manufacturing operations in the nine months ended February 28, 1996. The combined sales for the operations acquired in the nine months ended February 28, 1997 amounted to approximately $5.8 million in the nine months ended February 28, 1997 compared to combined sales for the operations acquired in the nine months ended February 28, 1996 of approximately $21.1 million in the nine months ended February 28, 1996.

     The following table show comparative net sales results categorized by distribution channel on an actual basis and as a percentage of net sales for the periods indicated:

                                                         NINE MONTHS ENDED FEBRUARY 28,
                                                    -----------------------------------------
                                                           1996                   1997
                                                    ------------------     ------------------
                                                             (DOLLARS IN THOUSANDS)
    Mass volume retailers.........................  $ 45,497      35.4%    $ 54,356      35.9%
    Health food...................................    34,722      27.0       31,006      20.5
    Private label.................................    27,928      21.8       34,329      22.7
    International markets.........................     2,680       2.1       11,704       7.7
    Other.........................................    17,621      13.7       20,012      13.2
                                                    --------     -----     --------     -----
              Total...............................  $128,448     100.0%    $151,407     100.0%
                                                    ========     =====     ========     =====

     Sales to mass volume retailers, private label customers, international markets and other distribution channels increased in the nine month period ended February 28, 1997 compared to the nine month period ended February 28, 1996. Sales in the health food channel decreased in the nine month period ended February 28, 1997 compared to the nine month period ended February 28, 1996 primarily as a result of manufacturing capacity constraints. Sales to mass volume retailers increased approximately 19.6% to $54.4 million in the nine month period ended February 28, 1997 from $45.5 million in the nine month period ended February 28, 1996. The increase in sales to mass volume retailers resulted primarily from increased penetration of the market and the introduction of new products. Sales to health food distributors decreased approximately 10.7% to $31.0 million in the nine month period ended February 28, 1997 from $34.7 in the nine month period ended February 28, 1996. The decrease in sales to health food distributors resulted primarily from limitations on the Company's capsule and tablet manufacturing capacity as evidenced by unfilled orders to health food store customers. The New Facility is expected to provide the Company substantial additional capsule and tablet manufacturing capacity. Sales to private label customers increased 22.9% to $34.3 million in the nine month period ended February 28, 1997 from $27.9 million in the nine month period ended February 28, 1996. The increase in sales to private label customers resulted from increased volumes with existing customers.

     Sales to international markets increased to $11.7 million in the nine month period ended February 28, 1997 from $2.7 million in the nine month period ended February 28, 1996. The increase in sales to international markets resulted primarily from the Company's entrance into, and growth of, the U.K., Canadian and Spanish markets as a result of the acquisition of Weider U.K., Weider Canada and Weider Spain, respectively. The increase in sales to other customers was primarily a result of additional sports drink sales volume to health clubs and gyms.

     Gross Profit. Gross profit increased approximately 19.6% to $57.4 million in the nine month period ended February 28, 1997 from $48.0 million in the nine month period ended February 28, 1996. Gross profit as a percentage of net sales was 37.9% for the nine month period ended February 28, 1997 compared to 37.4% for the nine month period ended February 28, 1996. The increase in gross profit resulted primarily from a shift in the mix in product sales towards higher margin capsules and tablets and increased sales in higher margin distribution channels. Gross profit from sales price increases during the nine month period ended February 28, 1997 were offset by increases in certain raw material and other production costs.

     Operating Expenses. Operating expenses increased approximately 37.8% to $38.8 million in the nine month period ended February 28, 1997 from $28.2 million in the nine month period ended February 28, 1996. The Company adopted SFAS No. 121 effective June 1, 1996 and, primarily as a result of the Company's decision to discontinue manufacturing and marketing products containing ephedrine in capsule and tablet form, the Company recognized an impairment of intangible assets loss of approximately $2.1 million ($1.3 million, net of tax). The impaired assets primarily consist of intangible costs associated with the acquisitions of the Excel and Exceed brands. Operating expenses (excluding the intangible assets impairment loss) increased approximately 30.4% to $36.8 million in the nine month period ended February 28, 1997 from $28.2 million in the nine month period ended February 28, 1996. Operating expenses (excluding the intangible assets impairment loss) as a percentage of net sales were 24.2% for the nine month period ended February 28, 1997 compared to 21.9% for the nine month period ended February 28, 1996, primarily as a result of additional personnel, new information systems and depreciation of additional capital equipment to accommodate future growth. The Company determined the amount of the intangible assets impairment loss for Excel based on the anticipated decline in revenues that will result from the discontinuance of products containing ephedrine. The Company anticipates minimal future revenues for Exceed brand products. Accordingly, the Company recognized an impairment loss for the related intangible assets with questionable recoverability. During the nine month period ended February 28, 1997, sales of Excel brand products were approximately $1.0 million and sales of Exceed brand products were approximately $100,000. The Company believes that the impairment of these brands and the related decline in revenues will not have a material adverse effect on the Company's results of operations.

     Selling and marketing expenses as a percentage of net sales were 15.5% for the nine month period ended February 28, 1997 compared to 14.2% for the nine month period ended February 28, 1996. The increase in selling and marketing expenses resulted primarily from increased investment in additional sales personnel and certain royalty costs.

     General and administrative expenses as a percentage of net sales were 6.8% in the nine month period ended February 28, 1997 compared to 5.7% in the nine month period ended February 28, 1996 primarily as a result of costs associated with additional personnel.

     Amortization of intangible assets expense remained relatively constant during the nine month period ended February 28, 1997, as compared to the nine month period ended February 28, 1996. The Company currently amortizes goodwill over periods of 15 to 35 years. Research and development costs as a percentage of net sales remained relatively constant for the nine month period ended February 28, 1997 compared to the nine month period ended February 28, 1996.

     Other Income (Expense). Other income (expense) increased approximately 74.2% to ($5.1) million for the nine month period ended February 28, 1997 from ($2.9) million for the nine month period ended February 28, 1996. The increase in other income (expense) consisted primarily of increased interest costs associated with additional indebtedness incurred in connection with the Weider U.K., Weider Canada and Science Foods acquisitions, increased working capital requirements and additions to property and equipment.

     Provision for Income Taxes. Provisions for income taxes decreased 21.5% to $5.4 million for the nine month period ended February 28, 1997 from $6.9 million for the nine month period ended February 28, 1996. Income taxes as a percentage of pre-tax income amounted to approximately 40.0% for the nine month period ended February 28, 1997 compared to 40.5% for the nine month period ended February 28, 1996.

     Acquisitions. The Company's operating results for the nine month period ended February 28, 1997 include the effects of certain acquisitions that occurred immediately prior or subsequent to February 28, 1996. These acquisitions consisted of Weider U.K., Weider Canada, Weider Spain, and Science Foods, a producer and distributor of nutritional drinks. The acquisitions of Weider U.K. and Weider Canada represent related party transactions. See "Certain Relationships and Related Party Transactions -- Certain Acquisitions."

     The following table shows certain operating results for each of these acquisitions that are included in the Company's overall operating results for the nine month period ended February 28, 1997.

                                                   WEIDER      WEIDER       WEIDER       SCIENCE
                                                    U.K.      SPAIN(1)     CANADA(1)     FOODS(2)
                                                   ------     --------     ---------     --------
                                                               (DOLLARS IN THOUSANDS)
    Net sales..................................    $4,921      $1,991       $ 2,718       $1,066
    Gross profit...............................     1,720       1,049           902          325
    Operating income...........................       456         358           236          106

---------------

(1) Reflects only six months of operations.
(2) Reflects only two months of operations.

     Accounting Policies. Effective June 1, 1996, the Company adopted SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The Company recognized an impairment loss of $2.1 million ($1.3 million, net of tax) during the nine month period ending February 28, 1997.

     The Company evaluates the economic factors for determining requisite recovery periods for certain intangible assets on a case by case basis. The Company recognizes amortization of goodwill over periods of 15 to 35 years. Management determined that a 35 year life was appropriate for the goodwill of $2.8 million associated with the Science Foods acquisition. Management anticipates a similar life will be appropriate for goodwill associated with future acquisitions.

Fiscal Year Ended May 31, 1996 Compared to Fiscal Year Ended May 31, 1995

     Net Sales. Net sales increased approximately 105.1% to $186.4 million in fiscal 1996 from $90.9 million in fiscal 1995. The increase in net sales in fiscal 1996 resulted primarily from increased distribution to mass volume retailers and greater contributions from the Company's acquisitions during fiscal 1996 than fiscal 1995.

     The Company acquired one manufacturing operation in fiscal 1995 and two manufacturing operations and certain international rights to use the Weider name in fiscal 1996. The combined sales for the operations acquired in fiscal 1996 amounted to $32.7 million in fiscal 1996 compared to combined sales for the operations acquired in fiscal 1995 of $7.8 million in fiscal 1995.

     The following table shows comparative net sales results categorized by distribution channel on an actual basis and as a percentage of net sales for the fiscal years indicated:

                                                            FISCAL YEAR ENDED MAY 31,
                                                     ----------------------------------------
                                                           1995                   1996
                                                     -----------------     ------------------

                                                                    (DOLLARS IN
                                                                     THOUSANDS)
    Mass volume retailers..........................  $24,267      26.7%    $ 63,705      34.2%
    Health food....................................   40,074      44.1       49,295      26.4
    Private label..................................   11,502      12.6       43,773      23.5
    International markets..........................    4,335       4.8        5,445       2.9
    Other..........................................   10,749      11.8       24,187      13.0
                                                     -------     -----     --------     -----
              Total................................  $90,927     100.0%    $186,405     100.0%
                                                     =======     =====     ========     =====

     Sales to mass volume retailers increased approximately 162.1% to $63.7 million in fiscal 1996 from $24.3 million in fiscal 1995. The increase in sales to mass volume retailers in fiscal 1996 resulted primarily from the Company obtaining new accounts, expanding distribution to existing accounts and introducing new branded products, including a line of melatonin products under the Schiff brand. Products introduced in the last fiscal year accounted for $38.8 million of the Company's fiscal 1996 net sales of which Schiff 's Melatonin contributed $18.9 million. Sales to health food stores increased approximately 22.9% to $49.3 million in fiscal 1996 from $40.1 million in fiscal 1995. The increase in sales to health food stores was primarily the result of the introduction of new branded products. Sales to private label customers increased approximately 280.9% to $43.8 million in fiscal 1996 from $11.5 million in fiscal 1995. The increase in sales to private label customers was primarily due to the acquisition of Nion. Sales to international markets increased approximately 25.6% to

$5.4 million in fiscal 1996 from $4.3 million in fiscal 1995. The increase in sales to international markets resulted primarily from the acquisition of Weider U.K. Sales to other customers increased approximately 126.2% to $24.2 million in fiscal 1996 from $10.7 million in fiscal 1995. The increase in sales to other customers, including health clubs and gyms, was primarily attributable to the American Body Building acquisition in fiscal 1995.

     Gross Profit. Gross profit increased approximately 97.8% to $70.2 million in fiscal 1996 from $35.5 million in fiscal 1995. The increase in gross profit in fiscal 1996 resulted primarily from the approximately 105.0% increase in sales in fiscal 1996 from fiscal 1995. Gross margin decreased to 37.7% for fiscal 1996 from 39.1% for fiscal 1995, primarily as a result of shifts in product mix to lower margin beverages, nutrition bars and private label capsules and tablets manufacturing, which was partially mitigated by increased manufacturing efficiencies, higher sales prices and increased concentration on branded capsules and tablets.

     Operating Expenses. Selling and marketing expenses, including sales, marketing, advertising and freight costs, increased approximately 71.6% to $26.6 million in fiscal 1996 from $15.5 million in fiscal 1995. The increase in selling and marketing expenses in fiscal 1996 resulted primarily from increased advertising and personnel required to handle higher volumes of products associated with increased sales and acquisitions in fiscal 1996. Selling and marketing expenses as a percentage of net sales were 14.3% in fiscal 1996 compared to 17.0% in fiscal 1995. Advertising expenses increased 95.4% to $8.4 million in fiscal 1996 from $4.3 million in fiscal 1995. The increase in advertising expenses resulted primarily from increased television, magazine and co-op advertising. Advertising expense as a percentage of net sales was 4.5% in fiscal 1996 compared to 4.7% in fiscal 1995.

     General and administrative expenses increased approximately 75.8% to $10.9 million in fiscal 1996 from $6.2 million in fiscal 1995. The dollar increase in general and administrative expenses in fiscal 1996 resulted primarily from incremental expenses added by the acquisition of Nion and American Nutrition Bars. General and administrative expenses as a percentage of net sales were 5.9% in fiscal 1996 compared to 6.8% in fiscal 1995. The decrease in general and administrative expenses as a percentage of net sales was primarily a result of increased sales volumes.

     The expense for amortization of intangible assets increased approximately 90.9% to $2.1 million for fiscal 1996 from $1.1 million for fiscal 1995. The increase in amortization of intangible assets resulted primarily from the Weider U.K., Nion and American Nutrition Bars acquisitions in fiscal 1996 and the American Body Building acquisition in fiscal 1995. Amortization of intangible assets expense as a percentage of net sales was 1.1% in fiscal 1996 compared to 1.2% in fiscal 1995.

     Other Income (Expense). Other income (expense) increased approximately 329.2% to ($4.0) million in fiscal 1996 from ($932,000) in fiscal 1995. The increase in other income (expense) resulted primarily from an increase in interest expense of 236.4% to $3.7 million in fiscal 1996 from $1.1 million in fiscal 1995. Interest expense increased in fiscal 1996 as a result of the Company's incurrence of additional indebtedness in connection with the Weider U.K., Nion and American Nutrition Bars acquisitions and increased investment in inventory and fixed assets. The Company's total indebtedness, including the amounts payable to the Parent, increased approximately 138.1% to $68.1 million at May 31, 1996 from $28.6 million at May 31, 1995. This increase in total indebtedness resulted primarily from increased borrowing for acquisitions of $16.1 million and the Company's added investment in inventory and accounts receivable of $26.6 million due to overall growth in operations.

     Provision for Income Taxes. Provision for income taxes increased approximately 137.2% to $10.2 million in fiscal 1996 from $4.3 million in fiscal 1995. The dollar increase in provision for income taxes resulted primarily from increased net sales in fiscal 1996 compared to fiscal 1995. Provision for income taxes as a percentage of net sales was 5.5% in fiscal 1996 compared to 4.7% in fiscal 1995.

     Acquisitions. Effective January 1, 1995, the Company acquired certain assets of the nutritional drink business formerly owned by American Body Building. The Company's operating results for fiscal 1996 include the American Body Building acquisition for the entire fiscal year compared to the five months of operations that were recorded in fiscal 1995. Results of operations for American Body Building recorded by the Company in fiscal 1996 were net sales of $21.8 million, gross profit of $4.1 million and incremental operating income of $3.1 million, compared to net sales of $7.8 million, gross profit of $1.9 million and incremental operating income of $1.3 million in fiscal 1995.

     Effective June 1, 1995, the Company acquired a capsule and tablet manufacturing operation formerly owned by Nion. Results of operations for Nion in fiscal 1996 were net sales of $26.4 million, gross profit of $13.3 million and incremental operating income of $11.5 million.

     Effective October 16, 1995, the Company acquired the American Nutrition Bars' manufacturing facility. Results of operations for American Nutrition Bars in fiscal 1996 were net sales of $3.8 million, gross profit of $1.0 million and operating loss of $234,000.

     Effective January 1, 1996, the Company acquired certain net assets and customers in Europe from Weider U.K., a related party, for $1.5 million. See "Certain Relationships and Related Party Transactions -- Certain International Acquisitions and Royalty Arrangements." Net assets acquired amounted to $48,942 and were recorded at their historical cost. The remaining excess purchase price of approximately $1.4 million plus other acquisition costs amounting to $250,000 were charged to retained earnings as a distribution of capital to the Parent. Results of operations in fiscal 1996 for this acquisition were sales of $2.5 million, gross profit of $900,000 and incremental operating income of $400,000.

     In connection with the acquisition of Weider U.K., the Company entered into an agency agreement with a primary supplier of powdered drink mixes for European operations. The agreement requires the supplier to provide working capital funds, to maintain ownership of all inventories and to provide all logistics and administrative support. In return, the supplier is paid a declining percentage of profits. See "Business -- Strategy -- Penetration of International Markets."

Fiscal Year Ended May 31, 1995 Compared to Fiscal Year Ended May 31, 1994

     Net Sales. Net sales increased approximately 33.9% to $90.9 million in fiscal 1995 from $67.9 million in fiscal 1994. The increase in net sales resulted primarily from increased penetration of the mass volume retail distribution channel, which added $8.2 million to fiscal 1995 net sales, and increased private label powdered drink mix manufacturing, which added $3.6 million to fiscal 1995 net sales. In addition, the midyear acquisition of American Body Building added $7.8 million to fiscal 1995 net sales.

     The Company acquired one manufacturing operation in fiscal 1995 and the rights to two brand names in fiscal 1994. The combined sales from the acquired manufacturing operation amounted to $7.8 million in fiscal 1995 compared to combined sales from the acquired brand names of $2.3 million in fiscal 1994.

     The following table shows comparative net sales results categorized by distribution channel for the fiscal years indicated:

                                                             FISCAL YEAR ENDED MAY 31,
                                                      ---------------------------------------
                                                            1994                  1995
                                                      -----------------     -----------------
                                                              (DOLLARS IN THOUSANDS)
    Mass volume retailers...........................  $16,011      23.6%    $24,267      26.7%
    Health food.....................................   37,241      54.9      40,074      44.1
    Private label...................................    7,915      11.7      11,502      12.6
    International markets...........................    2,539       3.7       4,335       4.8
    Other...........................................    4,164       6.1      10,749      11.8
                                                      -------     -----     -------     -----
              Total.................................  $67,870     100.0%    $90,927     100.0%
                                                      =======     =====     =======     =====

     Sales to mass volume retailers increased approximately 51.9% to $24.3 million in fiscal 1995 from $16.0 million in fiscal 1994, due primarily to the introduction of new branded products. The increase in sales to other customers, including health clubs and gyms, was due primarily to the acquisition of American Body Building.

     Gross Profit. Gross profit increased approximately 24.1% to $35.5 million in fiscal 1995 from $28.6 million in fiscal 1994. The increase in gross profit in fiscal 1995 resulted primarily from the acquisition of American Body Building in fiscal 1995 and was offset in part by smaller gross margins associated with American

Body Building's product lines. Gross margin decreased slightly to 39.1% in fiscal 1995 from 42.1% in fiscal 1994 primarily as a result of certain increases in raw material prices and product mix costs as well as smaller gross margins associated with American Body Building's product lines.

     Operating Expenses. Selling and marketing expenses, including sales, marketing, advertising and freight costs, increased approximately 24.0% to $15.5 million in fiscal 1995 from $12.5 million in fiscal 1994. The increase in selling and marketing expenses in fiscal 1995 resulted primarily from increased advertising and personnel required to handle higher volumes of products associated with increased sales and the fiscal 1995 acquisition of American Body Building. Selling and marketing expenses as a percentage of net sales were 17.0% in fiscal 1995 compared to 18.5% in fiscal 1994. Advertising expenses increased approximately 38.7% to $4.3 million in fiscal 1995 from $3.1 million in fiscal 1994. The increase in advertising expenses resulted primarily from increased television, magazine and co-op advertising. Advertising expense as a percentage of net sales was 4.7% in fiscal 1995 compared to 4.6% in fiscal 1994.

     General and administrative expenses increased approximately 5.1% to $6.2 million in fiscal 1995 from $5.9 million in fiscal 1994. The dollar increase in general and administrative expense in fiscal 1995 resulted primarily from incremental expenses added by the acquisition of American Body Building. General and administrative expenses as a percentage of net sales were 6.8% in fiscal 1995 compared to 8.7% in fiscal 1994.

     The expense for amortization of intangible assets increased approximately 35.3% to $1.1 million for fiscal 1995 from $813,000 for fiscal 1994. Capitalized intangible assets increased approximately $9.8 million in fiscal 1995 and $3.4 million in fiscal 1994. The increase in capitalized intangible assets resulted from the American Body Building acquisition in fiscal 1995 and the Excel and Exceed acquisitions in fiscal 1994. Amortization of intangible assets expense as a percentage of net sales was 1.2% in both fiscal 1995 and fiscal 1994.

     Other Income (Expense). Other income (expense) decreased approximately 28.3% to ($932,000) in fiscal 1995 from ($1.3) million in fiscal 1994. Other income (expense) as a percentage of net sales was 1.0% in fiscal 1995 compared to 1.9% in fiscal 1994.

     Provision for Income Taxes. Provision for income taxes increased approximately 53.6% to $4.3 million in fiscal 1995 from $2.8 million in fiscal 1994. The increase in provision for income taxes resulted primarily from increased net sales in fiscal 1995 compared to fiscal 1994. Provision for income taxes as a percentage of net sales was 4.7% in 1995 compared to 4.2% in 1994.

     Acquisitions. Effective December 1, 1993, the Company acquired the Excel brand name from Key Products, Inc. Effective December 14, 1993, the Company acquired the Exceed brand name from Abbott Laboratories. Results of operations reported for these acquisitions in fiscal 1995 were net sales of $4.6 million, gross profit of $2.6 million and operating income of $1.4 million compared to net sales of $2.3 million, gross profit of $1.4 million and operating income of $800,000 reported from the date of the acquisitions through May 31, 1994.

     Effective January 1, 1995, the Company acquired certain assets of the nutritional beverage business formerly known as American Body Building. Results of operations for American Body Building in fiscal 1995 were net sales of $7.8 million, gross profit of $1.9 million and incremental operating income of $1.3 million.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Offerings, the Company's operations and capital requirements were financed through internally generated funds, borrowings under the Existing Credit Agreement and loans from the Parent. For fiscal years ended May 31, 1995 and 1996 and the nine months ended February 28, 1997, the Company's primary capital requirements were as follows:

                                                     YEAR ENDED MAY 31,      NINE MONTHS ENDED
                                                     -------------------        FEBRUARY 28,
                                                      1995        1996              1997
                                                     -------     -------     ------------------
                                                               (DOLLARS IN THOUSANDS)
    Working capital increase excluding term debt...  $ 8,366     $ 9,274          $  3,571
    Capital expenditures and trademark purchases...    1,295       6,219             8,105
    Total consideration for acquisitions...........   15,038      29,772             7,951
    Distributions to the Parent, net...............      938       3,731             6,973
    Other debt repayments..........................    2,766       3,449            10,981
                                                     -------     -------          --------
              Total capital requirements...........  $28,403     $52,445          $ 37,581
                                                     =======     =======          ========

     These capital requirements, which primarily reflect the growth of the Company, were satisfied as follows:

                                                     YEAR ENDED MAY 31,      NINE MONTHS ENDED
                                                     -------------------        FEBRUARY 28,
                                                      1995        1996              1997
                                                     -------     -------     ------------------
                                                               (DOLLARS IN THOUSANDS)
    Working capital provided by operations.........  $ 7,289     $18,513          $ 14,347
    Net increases in Existing Credit Agreement.....   19,200      18,750            26,057
    Net loans from (payments to) the Parent........    1,914      15,182            (2,823)
                                                     -------     -------          --------
                                                     $28,403     $52,445          $ 37,581
                                                     =======     =======          ========

     In March 1997, the Company received a commitment from General Electric Capital Corporation ("GECC") for a $130.0 million senior secured, long-term credit facility (the "New Credit Agreement"). The Company expects that the New Credit Agreement will contain standard terms and conditions, including, subject to permitted amounts, a limitation on the ability of the Company to pay dividends on the Common Stock. The commitment is subject to several significant conditions precedent. The obligations of the Company under the New Credit Agreement will be secured by a first priority lien on all owned or acquired tangible and intangible assets of the Company and a pledge to GECC of the capital stock of the U.S. subsidiaries of the Company (including the subsidiary that owns the Company's foreign subsidiaries). The Company will also pledge to GECC at least 65% of the capital stock of each foreign subsidiary of the Company. The Company intends to use approximately $35.9 million of the net proceeds of the Offerings, together with approximately $28.1 million of borrowings under the New Credit Agreement, to terminate its obligations under the Existing Credit Agreement and will rely on the New Credit Agreement to meet its short-term cash requirements. See "Use of Proceeds." Specifically, borrowings available under the New Credit Agreement will be used for general working capital needs and to support capital expenditures and, if necessary, to effect acquisitions and to accelerate growth. As a result, upon the consummation of the Offerings, the Company expects to have approximately $101.9 million of available credit under the New Credit Agreement.

     The Company's cash requirements through the remainder of fiscal 1997 are expected to include expenditures in connection with: (i) investing in research and development, including hiring additional technical personnel, acquiring new product lines for nutrition bars, beverages, tablets and capsules, and purchasing additional research and development equipment, including data and formulation software; (ii) hiring additional personnel, if and as necessary, to support the Company's distribution facilities as sales of the Company's nutritional supplements increase; and (iii) continuing advertising and promotional investments to educate consumers about the Company's products. Capital expenditures in fiscal 1997 are expected to aggregate approximately $17.4 million, excluding acquisitions. The Company expects that cash flows from operations and borrowings under the New Credit Agreement will be sufficient for the above purposes.

     The Company's long-term capital requirements are expected to include capital expenditures to support continued growth of nutritional supplements sales. The Company may also enter into strategic acquisitions as the nutritional supplements industry continues to consolidate. The Company expects to fund its long-term capital requirements including construction of capital projects such as a new manufacturing and distribution facility for the next twelve months and in the foreseeable future, through the use of operating cash flow supplemented as necessary by borrowings under the New Credit Agreement and, if necessary, through debt financings or the issuance of additional equity.

     The Company, the Parent and certain subsidiaries of the Parent (each a "Borrower" and together the "Borrowers"), entered into an Amended and Restated Credit Agreement, dated January 4, 1995, as amended from time to time (the "Existing Credit Agreement"), with GECC. A total of $64.0 million in borrowings was outstanding under the Existing Credit Agreement at February 28, 1997 consisting of approximately $16.0 million of indebtedness evidenced by a term note payable to GECC and approximately $48.0 million under a revolving line of credit. Borrowings under the Existing Credit Agreement bear interest at floating rates (at March 1, 1997, 8.0% for the term note and 7.7% for the revolving line of credit) and mature in January 2000. Each of the Borrowers has jointly and severally guaranteed the obligations of the other Borrowers under the Existing Credit Agreement. Simultaneously with the closing of the Offerings, the Company intends to repay all of its outstanding obligations under the Existing Credit Agreement and terminate all liabilities and obligations with respect to its guarantee of the other Borrowers' obligations thereunder. Until March 1, 1997, with respect to its allocated portion of the indebtedness under the Existing Credit Agreement, the Company paid interest to the Parent at a rate of interest higher than that paid to GECC with respect to such indebtedness. From and after March 1, 1997, the Company has paid interest on such indebtedness at a rate equal to the interest paid to GECC by the Parent with respect to such indebtedness. See "Certain Relationships and Related Party
Transactions -- Interest Paid to Parent."

IMPACT OF INFLATION

     The Company has historically been able to pass inflationary increases for raw materials and other costs onto its customers through price increases and anticipates that it will be able to continue to do so in the future.

SEASONALITY

     The Company's business is seasonal, with lower sales typically realized during the first and second fiscal quarters and higher sales typically realized during the third and fourth fiscal quarters. The Company believes such fluctuations in sales are the result of greater marketing and promotional activities toward the end of each fiscal year, customer buying patterns, and consumer spending patterns related primarily to the consumers' interest in achieving personal health and fitness goals after the beginning of each new calendar year and before the summer fashion season. See "Risk
Factors -- Potential Sales and Earnings Volatility"

IMPACT OF RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of," which provides guidance on how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted this statement effective June 1, 1996 and recognized an impairment loss of approximately $2.1 million ($1.3 million, net of tax). The impaired assets primarily consist of intangible costs associated with certain acquisitions.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which defines a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method for fiscal years beginning after December 15, 1995 for all employee awards granted after the beginning of such year. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but must, in future years, disclose in a note to the financial statements pro forma net income and earnings per share as if SFAS No. 123 had been applied. The Company has determined that it will not adopt the fair value method but will continue to account for stock-based compensation under APB No. 25 and will provide the requisite disclosure under SFAS No. 123.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 (SFAS No. 128), "Earnings per Share" which supersedes Accounting Principles Board Opinion No. 15 "Earnings per Share" and replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and provides guidance on other computational changes. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. The Company does not expect the adoption of SFAS No. 128 to have a material impact on the financial position and results of operations of the Company.

                                    BUSINESS
GENERAL

     The Company is a leading manufacturer of branded and private label nutritional supplements and is a leading marketer of multiple brands of nutritional supplements through multiple distribution channels. The Company manufactures a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars and markets branded products in four principal categories: sports nutrition; vitamins, minerals and herbs; diet; and healthy snacks. The Company markets its branded products through each key distribution channel and is one of the leading marketers of nutritional supplement products to the mass volume retail channel, one of the most significant and growing distribution channels in the nutritional supplement industry. Consistent with management's multi-channel strategy, sales of the Company's products in fiscal 1996 were balanced among mass volume retailers, health food stores and a combination of other channels, including health clubs and gyms, international markets and private label manufacturing. According to Packaged Facts, an independent consumer market research firm, the principal domestic markets in which the Company's products compete totalled approximately $6.5 billion in 1996 and grew at a compound annual growth rate of approximately 15% from 1992 through 1996. Because of the Company's broad portfolio of leading brands, multiple distribution channels and state-of-the-art manufacturing capabilities, the Company believes that it is uniquely positioned to capitalize on the anticipated growth in the nutritional supplement industry.

     The Company's products are currently sold in over 38,000 retail outlets in all 50 states. The Company's customers in the mass volume retail channel include: mass merchandisers -- Wal-Mart, Target and Kmart; drug stores -- Walgreens, CVS, American Drug and Thrifty/Payless; warehouse clubs -- Price Costco and Sam's Club; and supermarkets -- Albertson's, Giant and Ralphs. The Company services the health food market by distributing its products to General Nutrition Center ("GNC") and the leading health food distributors (such as Tree-of-Life, Stow Mills and Nature's Best). The Company also sells through other distribution channels, including its network of exclusive distributors to health clubs and gyms (such as Bally's Health and Fitness and Gold's Gym), international markets, and private label manufacturing for other nutritional supplement companies. The Company pursues a multi-channel distribution strategy in order to participate in the growth being experienced in each of these channels, thereby increasing its overall share of the nutritional supplement market. The Company also distributes its products to all major markets worldwide.

     As part of its multi-brand, multi-channel strategy, the Company has created a portfolio of recognized brands designed for specific distribution channels. The Company manufactures and markets approximately 1,400 products and has approximately 1,800 SKUs. The positioning of the Company's brand names is supported by significant advertising and marketing expenditures as well as the Company's historical association with the Weider name.

     As a result, the Company believes that it has many of the leading brands in the nutritional supplement industry. The following table identifies the Company's 12 leading brands and illustrates the Company's multi-brand, multi-channel strategy:

          BRAND               PRIMARY CHANNEL           PRIMARY CATEGORY             PRODUCT FORMS
-------------------------  ----------------------  --------------------------  --------------------------
Great American             Mass volume retailers   Vitamins and diet           Beverages, nutrition bars,
  Nutrition(TM)                                                                  powdered drink mixes and
                                                                                 capsules and tablets
Joe Weider Signature(TM)   Mass volume retailers   Sports nutrition and diet   Powdered drink mixes and
                                                                                 capsules and tablets
Prime Time(R)              Mass volume retailers   Vitamins and diet           Capsules and tablets
Tiger's Milk(TM)           Mass volume retailers   Healthy snacks              Nutrition bars
Fi-Bar(R)                  Mass volume retailers   Healthy snacks              Nutrition bars
Schiff(R)                  Health food stores      Vitamins and diet           Capsules and tablets
Metaform(TM)               Health food stores      Sports nutrition and diet   Powdered drink mixes and
                                                                                 nutrition bars
Victory(TM)                Health food stores      Sports nutrition            Powdered drink mixes and
                                                                                 capsules and tablets
Mega Mass(R)               Health food stores      Sports nutrition            Powdered drink mixes
American Body              Health clubs and gyms   Sports nutrition and diet   Beverages, nutrition bars,
  Building(TM)                                                                   powdered drink mixes and
                                                                                 capsules and tablets
Science Foods(R)           Health clubs and gyms   Sports nutrition and diet   Beverages, nutrition bars
                                                                                 and powdered drink mixes
Steel Bar(R)               Health clubs and gyms   Sports nutrition            Nutrition bars

     To support its multi-brand, multi-channel strategy, the Company will continue to invest in research and development and state-of-the-art manufacturing and distribution facilities. The Company's research and development group has successfully developed new brands targeted to specific consumers, such as Great American Nutrition and Metaform, and new products, such as Schiff's Melatonin and Whole Food Phytonutrients. In addition, the Company manufactures over 80% of its branded products and is building additional state-of-the-art facilities that it believes will more than double current capacity. The Company expects its additional facilities to be operational in mid-1997. The Company believes its research and development commitment and integrated manufacturing capabilities will continue to provide a significant advantage in capturing an increasing share of the growing nutritional supplement market.

STRATEGY

     The Company has demonstrated the ability to grow its business profitably by introducing new brands and products, expanding distribution capability and acquiring related businesses. In fiscal 1996, the Company's net sales increased 105.1% to $186.4 million from net sales of $90.9 million in fiscal 1995 and net income increased 145.9% to $15.0 million in fiscal 1996 from net income of $6.1 million in fiscal 1995. During the three fiscal years ended May 31, 1996, the Company achieved compound growth rates in net sales and net income of 43.5% and 61.3%, respectively. The Company believes that its broad distribution channels, portfolio of leading brands and state-of-the-art manufacturing and distribution capabilities position it as the long-term competitive leader in the nutritional supplement industry. The Company's strategy is to:

     Leverage Its Portfolio of Established Brands. The Company believes that its portfolio of established brands will enable the Company to continue increasing its share of the nutritional supplement market. The Company's brands are positioned as leaders in specific product categories and distribution channels. Schiff and Great American Nutrition are leading vitamin brands in health food stores and in mass volume retailers, respectively, American Body Building is a leading sports nutrition brand in gyms and health clubs, Victory and Metaform are leading sports nutrition brands in health food stores and Joe Weider Signature is among the leading sports nutrition brand in the mass volume retail market. Tiger's Milk and Fi-Bar are among the leading nutritional bar brands in supermarkets, health food stores and convenience stores. Each of these brands has name recognition and consumer loyalty within its target market. The Company plans to continue promoting its brands through focused marketing efforts; in fiscal 1996, to publicize its brands, the Company spent $16.5 million in selling, marketing and advertising compared to $9.9 million in fiscal 1995.

     Develop New Brands and Product Line Extensions. The Company strives to be on the leading edge of the industry in terms of product development and intends to continue its commitment to research and development to create new brands and product line extensions. The nutritional supplement industry is influenced by products that become popular due to changing consumer tastes and heightened media attention. The Company believes it is important to continually develop new products in order to capitalize on such new market opportunities, strengthen relationships with customers by meeting demand, increase market share and preserve gross margins. The Company's focus on research and development enables it to readily formulate and manufacture innovative products and quickly capitalize on industry trends. For example, this strong commitment to research and product development enabled the Company to capitalize on the sudden popularity of melatonin, by quickly formulating and marketing Schiff's Melatonin.

     Continue Growing Its Balanced Distribution Network. The Company has demonstrated the ability to enter new channels of distribution while preserving growth in existing distribution channels. Unlike many of its competitors, the Company has effectively marketed some of its products in the mass volume retail market while preserving loyalty from its health food store customers. The Company has achieved this balance by designating brands such as Schiff, Victory and Metaform as health food brands with limited distribution in the mass volume retail market. The Company's fiscal 1996 net sales were approximately 34% to mass volume retailers, 26% to health food stores and 40% to others, including health clubs and gyms, international markets and private label manufacturing. As consumer awareness and acceptance of nutritional supplements grow, the Company expects growth in each distribution channel, with concentration in mass volume retailers, including drug stores and supermarkets. The Company is uniquely positioned to capitalize on the growth in each distribution channel through existing customer relationships and a strong performance history in these channels.

     Acquire Strategically Related Businesses and Product Lines. The nutritional supplement industry is fragmented and includes a number of small manufacturers and distributors, many of which are being acquired by larger companies. The Company believes that growth in the nutritional supplement industry will generate further consolidation and create continuing opportunities for the Company to acquire additional nutritional supplement manufacturing and marketing companies over the next decade. The Company's financial resources and operating capabilities, along with management's demonstrated ability to make and integrate acquisitions, uniquely position the Company to be a leader in the industry's consolidation. The Company has successfully acquired four businesses in the last two years and has increased the operating performance of each acquired company. For example, with respect to acquisitions the Company has included in its results of operations for at least one full fiscal year, sales for the 12-month period prior to such acquisitions were $14.2 million and approximately $11.4 million, for American Body Building and Nion, respectively, compared to sales for fiscal 1996 of $21.8 million and $26.4 million, respectively.

     Further Penetrate International Markets. The Company believes that significant growth opportunities exist in international markets. The Company intends to increase its penetration of international markets through strategic acquisitions and by introducing new products and brands into countries where the Company already operates. The Company has manufacturing capabilities in the U.K. as a result of an agreement with an indirect subsidiary of Archer Daniels Midland, in Spain as a result of the purchase of Weider Spain and in Montreal as a result of the acquisition of Weider Canada. In connection with the acquisition of Weider Sports Equipment, with the exception of Australia, New Zealand, Japan and South Africa, the Company will have distribution rights for nutritional supplement products in every major market in the world. Weider U.K., which was acquired on January 1, 1996, accounted for sales of $2.5 million and net income of $220,000 in fiscal 1996.

INDUSTRY

     The Company believes it is well positioned to capitalize on the growth of the nutritional supplements market. According to Packaged Facts, the principal markets in which the Company's products compete totalled approximately $6.5 billion in 1996 and grew at a compound annual growth rate of approximately 15% from 1992 through 1996. The Company believes several factors account for the steady growth of the nutritional supplement market, including increased public awareness of the health benefits of nutritional supplements and favorable demographic trends toward older Americans who are more likely to consume nutritional supplements.

     Over the past several years, public awareness of the positive effects of nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. Reports have indicated that the United States government and universities generally have increased sponsorship of research relating to nutritional supplements. In addition, Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies. Congress has also recently established the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

     The Company believes that the aging of the United States population, together with a corresponding increased focus on preventative health care measures, will continue to result in increased demand for certain nutritional supplement products. According to Congressional findings that accompanied the DSHEA, national surveys reveal that almost 43% of Americans regularly consume vitamins, minerals and herbal supplements and 80% consume these products at some time during their lives. The 35-and-older age group of consumers, which is expected to continue to grow over the next two decades, represents 78% of the regular users of vitamin and mineral supplements. Based on data provided by the United States Bureau of the Census, from 1990 to 2010, the 35-and-older age group of the United States population is projected to increase by 32%, a significantly greater increase than the 20% projected increase for the United States population in general.

     The Company believes these and other trends have helped fuel the growth of the nutritional supplement market. To meet the increased demand for nutritional supplements, a number of successful nutritional supplement products have been introduced over the past several years, including function specific products for weight loss, sports nutrition, menopause, energy and mental alertness. In addition, the use of a number of innovative ingredients, such as CitriMax(R), DHEA, chromium picolinate and melatonin, have created opportunities to offer new products.

BRANDS AND PRODUCTS

     As part of its multi-brand, multi-channel strategy, the Company has developed a portfolio of brands and diverse products designed for specific distribution channels to meet the demands of a wide variety of consumers. The Company believes that offering multiple brands is important to its success in selling through many separate distribution channels, because selling the same nutritional supplement brand across multiple distribution channels can weaken a brand's value to brand-conscious consumers and retailers. Accordingly, the Company designs its branded products for specific distribution channels. For example, the Schiff brand primarily targets shoppers in health food stores, while the Great American Nutrition brand is designed to reach primarily mass volume retail shoppers. The Company believes having distinct brands positioned in each distribution channel is one of its strongest competitive advantages, enabling the Company to participate in the growth currently being experienced in each of these channels.

     The Company markets its branded products in four principal categories of nutritional supplements: sports nutrition; vitamins, minerals and herbs; diet; and healthy snacks. The Company also manufactures private label products for other nutritional supplement marketers. The Company manufactures and markets approximately 1,400 products and has approximately 1,800 SKUs. The Company believes that offering its customers a wide variety of products also provides the Company a competitive advantage in capturing an increasing share of the growing nutritional supplement market.

     The following table outlines the approximate number of products of each of the Company's product categories and its private label business at February 28, 1997:

                                                                           APPROXIMATE
                                                                            NUMBER OF
                                                                            PRODUCTS
                                                                           -----------
        Branded products:
          Sports nutrition...............................................       317
          Vitamins, minerals and herbs...................................       363
          Diet...........................................................        44
          Healthy snacks.................................................        89
                                                                              -----
             Subtotal....................................................       813
        Private label....................................................       587
                                                                              -----
             Total.......................................................     1,400
                                                                              =====

     Sports Nutrition. The Company's sports nutrition category includes a wide variety of products designed to enhance athletic performance and support the results derived from exercise programs. The Company's sports nutrition products deliver nutritional supplements through a variety of forms, including powdered drink mixes, tablets, capsules, nutrition bars and beverages. The target consumers for the Company's sports nutrition products are athletes, bodybuilders and fitness enthusiasts. While each of the Company's products offers distinct benefits to the consumer, the Company's sports nutrition products are intended to generally enhance the consumer's ability to control weight, support muscle growth, lose fat and increase energy levels and stamina. The following table summarizes the major brands and representative products of the Company's sports nutrition category:

              MAJOR BRANDS                      REPRESENTATIVE PRODUCTS
----------------------------------------  -----------------------------------
American Body Building..................  Blue Thunder protein beverages and
                                            Ripped Force energy beverages and
                                            powdered drink mixes
Science Foods...........................  White Lightning protein beverages and Turbo-Tea energizing beverages
Victory.................................  Mass 1000 and Professional powdered drink mixes
Mega Mass...............................  Giant Mega Mass and Super Mega Mass
                                            powdered drink mixes
Metaform................................  Metaform and Metaform Heat powdered drink mixes and nutrition bars
Joe Weider Signature....................  Dynamic Weight Gain and Dynamic
                                            Muscle Builder powdered drink
                                            mixes
Tiger's Milk............................  Tiger Sport nutrition bars
Steel Bar...............................  Steel Bar nutrition bars

     The American Body Building brands, which are intended to help the consumer increase energy levels and stamina, control weight and lose fat, are primarily distributed to health clubs and gyms through the Company's exclusive distributors. Science Foods products are distributed through health clubs and gyms through direct, non-exclusive distributors. The Victory, Mega Mass, Metaform and Joe Weider Signature brands, which are intended to support consumers' efforts to control weight, support muscle growth and lose fat, are primarily distributed through mass volume retailers and health food stores such as GNC. The Tiger's Milk product line, which has been marketed for over 30 years, includes seven nutrition bars that supply significant amounts of protein, vitamins and other essential nutrients with less fat than a traditional candy bar. Both Tiger Sport and Steel Bar are nationally distributed through supermarkets, convenience stores, warehouse clubs and health food stores.

     Vitamins, Mineral and Herbs. The Company markets a complete line of vitamins and minerals, including multivitamins, multiminerals, antioxidants and digestive enzymes. These products are offered in various forms (including liquids, tablets, capsules, softgels and powdered drink mixes). In addition, herbs and phytonutrients constitute a small but growing percentage of the net sales of the Company. Herbs and phytonutrients, which are a growing category in the nutritional supplement industry, are alternatives or complements to over-the-counter pharmaceutical products for consumers who seek a more natural and preventative approach to their health care.

              MAJOR BRANDS                      REPRESENTATIVE PRODUCTS
----------------------------------------  -----------------------------------
Schiff vitamins.........................  Multivitamins, multiminerals, antioxidants and digestive enzymes
Schiff herbs............................  Ginseng, garlic, ginkgo biloba and echinacea
Excel...................................  Ultra High Performance and High
                                            Performance capsules
Prime Time..............................  Prime Time capsules and tablets
Great American Nutrition................  Cold-Free zinc lozenges


     The Company's Schiff brand vitamin products are designed to provide consumers with essential vitamins and minerals as supplements to their diet. Schiff vitamins and minerals include multivitamins such as Single Day(TM), multiminerals such as Guided(TM) Multiminerals Complex, individual vitamins and minerals such as Vitamins C, E, and Calcium, specialty formulae such as PMS, Menopause and DHEA, beta carotene and other antioxidants and B-complex. In addition, the Company introduced Schiff's Melatonin in December 1995, which is a natural hormone reported in the popular media to combat insomnia and jet lag. Schiff vitamins are marketed primarily through health food stores but are also sold through supermarkets and drug stores within the mass volume retail channel.


     The Company markets various herbs (including ginseng, garlic, ginkgo biloba and echinacea) under the Schiff brand primarily in health food stores. Through its phytocharged supplement line distributed primarily through health food stores, Schiff is a leader in the development and introduction of phytonutrients, which are naturally-occurring compounds in plants that are believed to promote health and prevent disease. These phytonutrients include lycopene (the beta carotene relative that has been recently linked in the popular media to lowering prostate cancer risk) and beta glucan (an extract from oats that is the soluble fiber believed to be responsible for lowering blood cholesterol levels).

     The Company markets certain of its vitamins, minerals and herbal supplements as energy enhancers under the Excel brand. Excel is the premier herbal energy supplement line in GNC and health food stores nationwide. The Company acquired the Excel brand in December 1993 to participate in the growing market for energy enhancers. Excel's energy products include Ultra High Performance and High Performance with Ginseng. All Excel products were originally formulated with Ma Huang, an herb that naturally contains the stimulant ephedrine; however, in December 1996, the Company decided to discontinue the manufacturing and marketing of products containing ephedrine in capsule and tablet form due to potential for misuse but will continue to manufacture and market beverages and powders containing ephedrine. The Company now offers Ma Huang-free alternatives (consisting of a unique proprietary blend of herbs) to all of its Excel products. See "Recent Government Action and Adverse Publicity Regarding Products Containing Ephedrine." While Excel targets health food stores for herbal energy products, Great American Nutrition distributes such products through mass volume retailers.

     The Company's vitamins, minerals and herbs category consists of several products targeting consumers in discrete groups. For example, Great American Nutrition's Cold-Free(TM) zinc lozenges appeal to common cold sufferers. Cold-Free(TM) is being distributed through mass volume retailers and health food stores.

     Diet. The Company is one of the leading suppliers to mass volume retailers of natural products that utilize vitamins, herbs and other nutritional supplements designed to promote weight control. The Company's diet products are intended to support consumers' efforts in a number of weight control functions, including metabolizing fat, suppressing the appetite, replacing meals and providing low calorie, low fat snacks. The products are specifically formulated, packaged and priced to appeal to a wide variety of consumers with different demographic characteristics and physiological needs:

              MAJOR BRANDS                      REPRESENTATIVE PRODUCTS
----------------------------------------  -----------------------------------
Great American Nutrition................  Fat Burner drinks and supplements
Schiff..................................  Ultra Lean capsules and tablets
American Body Building..................  Ripped Force and Cutting Force
                                          energy beverages
Science Foods...........................  Razor Ripped and Cut-Up energy beverages
Joe Weider Signature....................  Fat Burner supplements
Metaform................................  Metaform Heat powdered drink mixes
Excel...................................  Super Diet and Fat Burner capsules and tablets
Prime Time..............................  Prime Time capsules and tablets

     The Great American Nutrition brands, which are intended to support consumers' efforts to reduce fat, are primarily distributed through mass volume retailers. The Schiff brands, which are intended to aid in suppressing the appetite, are primarily distributed through health food stores. The American Body Building brands, which are intended to support consumers' efforts to reduce fat and provide a low calorie source of energy, are primarily distributed through the Company's exclusive distributors to health clubs and gyms. The Joe Weider Signature and Metaform brands, which are intended to enhance the consumers' efforts to control weight, support muscle growth and lose fat, are primarily distributed through mass volume retailers and health food stores, such as GNC. The Excel line, which is intended to aid in suppressing the appetite and support consumers efforts to reduce fat, is distributed primarily through health food stores. Prime Time, a comprehensive health program designed specifically for men over age 40, is distributed primarily through mass volume retailers.

     Healthy Snacks. The Company's healthy snacks category includes its Fi-Bar and Tiger's Milk product lines. The Fi-Bar product line is comprised of Fat Free Granola bars and fruit and nut bars coated with yogurt, chocolate or carob made without hydrogenated fats. The October 1995 acquisition of the American Nutrition Bars' manufacturing facility and Fi-Bar brand positions the Company to be a major private label bar manufacturer and adds another well-known healthy snack bar line to its Tiger's Milk brand. The Tiger's Milk product line, which as been marketed for over 30 years, includes seven nutrition bars that supply significant amounts of protein, vitamins and other essential nutrients with less fat than a traditional candy bar.

              MAJOR BRANDS                      REPRESENTATIVE PRODUCTS
----------------------------------------  -----------------------------------
Tiger's Milk............................  Tiger's Milk nutrition bars
Fi-Bar..................................  Fat Free Fi-Bar nutrition bars

     The Tiger's Milk and Fi-Bar brands, which are intended to provide consumers with a healthy alternative to traditional snack foods and candy bars, are primarily distributed through mass volume retailers.

     Private Label. The Company manufactures capsules, tablets, beverages, nutrition bars and powdered drink mixes for more than 30 other marketers of nutritional supplements. These independent marketers, or private label customers, market the Company's products under their own brand name. The Company believes private label manufacturing provides opportunities to enhance profitable growth through increased efficiencies from greater use of operating capacities. In addition, the Company believes private label manufacturing allows it to hone its ability to innovate new products.

PRODUCT RESEARCH AND DEVELOPMENT

     The Company strives to be a leader in nutritional supplement product development and intends to continue its commitment to research and development to create new brands and product line extensions. The nutritional supplement industry is influenced by products that become popular due to changing consumer tastes and media attention. The Company believes it is important to develop new products in the nutritional supplement industry in order to capitalize on new market opportunities, to strengthen relationships with customers by meeting demand and to increase market share. In addition, the Company believes that continually introducing new products is important to preserving and enhancing gross margins due to the relatively short life cycle of some products. Recently developed products are an important component to the Company's total product mix. For example, products introduced in the last fiscal year accounted for 21% of the Company's fiscal 1996 sales.

     As a result of the Company's product development history, the Company believes that it has built a reputation in the nutritional supplement industry for innovation in both branded and private label products. The Company has pioneered a number of innovations in the nutritional supplement industry, including: (i) the development of the first domestic source of melatonin with consistent quality, supply and cost; (ii) the introduction of garcinia cambogia, a popular weight loss ingredient; (iii) the production of the first high-protein, low carbohydrate beverage; and (iv) the retail introduction of the first carotenoid complex product. The Company is in various stages of development with respect to new product concepts that will augment its existing product lines.

     Due to the importance of new product introductions in the nutritional supplement industry, the Company continues to make product development a priority. The Company averaged $1.5 million in annual expenditures for research and development for the last two fiscal years and has budgeted $2.7 million for research and development in fiscal 1997. The Company is increasing its commitment to research and development by hiring additional technical personnel, purchasing additional research and development equipment, including data and formulation software, and acquiring pilot lines for nutrition bars, beverages, tablets and capsules. In addition, the Company has begun sponsoring research and clinical trials at universities and medical centers.

SALES AND DISTRIBUTION

     As part of its multi-brand, multi-channel strategy, the Company markets its branded nutritional products through each key distribution channel. The Company's major distribution channels are mass volume retailers, health food stores and other channels, including its network of exclusive distributors to health clubs and gyms, international markets and private label manufacturing. The Company is pursuing a multi-channel distribution strategy to increase sales and market share, reduce its dependence on any one distribution channel and target specific markets for its nutritional supplement products. The products consist of 12 brands and are available in over 38,000 retail outlets in all 50 states. In addition to servicing a number of domestic retail outlets directly, the Company also sells its products through a network of distributors in the United States and abroad.

     The Company is one of the leading suppliers of branded nutritional supplements to mass volume retailers and sells its nutritional supplements to every major nutritional supplement distributor servicing health and nutritional stores. The following table shows some of the Company's principal customers in each distribution channel:

    MASS VOLUME RETAILERS        HEALTH FOOD STORES         OTHER
    -------------------------    -----------------------    --------------------------------
    Wal-Mart                     GNC                        Private label customers
    Walgreens                    Tree-of-Life               American Bodybuilding Beverages
    Sam's Club                   Stow Mills                 Military commissaries
    Price Costco                 Nature's Best              Bally's Health and Fitness Clubs
    American Drug                Super Nutrition            Gold's Gym
    Kmart                        Nutra Source               Boots (U.K.)
    Fred Meyer                   North Farm Coop            Holland & Barrett (U.K.)
    Thrifty/Payless              L&H Vitamins               Corte Ingles (Spain)
    Albertson's                  Threshold Enterprises      Decathalon (France)
    Target


     The Company's largest customers, GNC and Wal-Mart, accounted for approximately 16% and 10%, respectively, of net sales in fiscal 1996 and 12% and 11%, respectively, of net sales for the nine month period ended February 28, 1997, compared to approximately 26% and 5%, respectively, of net sales in fiscal 1995 and 16% and 9%, respectively, of net sales for the nine month period ended February 28, 1996. The dollar amount of the Company's sales in fiscal 1996 to GNC and Wal-Mart grew by 30% and 317%, respectively, over the previous year. The Company has 26 other major customers each of which produced sales of between 0.5% and 5% of the Company's net sales in fiscal 1996 and, collectively, accounted for 32% of net sales in fiscal 1996. The loss of GNC or Wal-Mart as a customer, the loss of a significant number of other major customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors -- Dependence on Significant Customers."


     International Markets. The Company believes significant opportunities exist for nutritional supplement products in international markets. The Company has positioned itself to take advantage of such opportunities through its acquisition of Weider U.K., Weider Spain and Weider Canada. After the acquisition of Weider Spain, the Company has the capability to manufacture nutritional supplements in Spain and market nutritional supplements throughout continental Europe, including Italy, Germany, France, Belgium, the Netherlands, Luxembourg, Portugal and Spain. Through Weider Canada, the Company markets nutritional supplements to South America, Russia and the Pacific Rim. These acquisitions provide the Company with the rights to manufacture and market nutritional supplements worldwide, excluding Australia, New Zealand, Japan and South Africa. In addition, the Company has manufacturing capabilities in the United Kingdom as a result of an agreement with an indirect subsidiary of Archer Daniels Midland. Approximately, 1.3%, or $2.5 million, of the Company's fiscal 1996 sales were derived from the United Kingdom. See "Certain Relationships and Related Party Transactions -- Certain International Acquisitions and Royalty Arrangements."

MARKETING AND CUSTOMER SALES SUPPORT

     A comprehensive promotional program and extensive advertising, in combination with a large, well-trained sales force and superior customer service standards, have been integral to the Company's growth. These factors have enhanced brand name recognition of the Company's products and positioned it as a leader in the nutritional supplement industry. A key part of the Company's strategy is to help educate consumers about innovative, safe and beneficial nutritional supplement products. The Company's marketing and advertising expenditures were approximately $11.3 million in fiscal 1996, $6.7 million in fiscal 1995, and $4.9 million in fiscal 1994.

     The Company promotes its products in more than 37 consumer magazines, such as Newsweek, People, Cosmopolitan, Self, Parade, Martha Stewart Living, Woman's Day, Family Circle and Mademoiselle and trade magazines, such as Whole Foods, Vitamin Retailer, Mass Market Retailer and Chain Drug Review. In addition to these publications, the Company advertises in several magazines published by Weider Publications Inc. ("Weider Publications"), an affiliate of the Company, including: Muscle and Fitness, Flex, Shape, Men's Fitness, and Senior Golfer. Weider Publications also features editorials on nutritional products, providing nutritional supplement consumers with further research and information. See "Certain Relationships and Related Party Transactions." The Company also maintains several Internet sites.

     The Company participates in consumer education by sponsoring and attending various sporting events, including leading professional body building competitions such as The Mr. Olympia, The Arnold Schwarzenegger Classic and 45 local National Physique Committee bodybuilding competitions. In addition, the Company plays an active role in supporting industry and consumer advocate organizations for nutritional products. The Company also promotes its products at numerous trade and consumer shows representing all current distribution channels. In addition, the Company expects to pay endorsements to professional and amateur athletes in order to promote a positive image for the Company's nutritional products.

     The Company is committed to providing superior service both to retailers and consumers. The Company's sales and marketing team consists of approximately 120 professionals organized by distribution channel, brand and product type. This enables the Company to quickly service the needs of both retailers and consumers. The Company believes that up-to-date reporting and hands-on management allow its sales team to be responsive to consumer needs for new products, creating promotions and producing extensive marketing support materials.

     International Markets. Through the acquisition of Weider U.K., Weider Spain and Weider Canada, the Company has increased its presence in the major international markets for nutritional supplements. Sales offices and staff in London, Madrid and Montreal and distributors in every major international market other than Australia, New Zealand, Japan and South Africa, will be headed by a vice president of sales and marketing based in Utah and will form the foundation for the Company's future growth and expansion in international markets.

MANUFACTURING AND PRODUCT QUALITY

     The Company has invested in manufacturing to meet the growing demand for nutritional supplement products, to ensure continued operating efficiencies and to maintain high product quality standards. The Company manufactures over 80% of its branded products. The Company's products are currently manufactured in five separate facilities in Salt Lake City, Utah; Irwindale, California; Walterboro, South Carolina; City of Industry, California; and Las Vegas, Nevada. However, the Company has consolidated many of its operations in its main distribution center and headquarters in Salt Lake City, Utah. Consistent with its commitment to capturing an increasing share of the growing nutritional supplement market, the Company is building the New Facility in Salt Lake City, Utah.

     Existing Salt Lake City Facility. In addition to being the Company's main distribution center and corporate headquarters, the 152,000 square-foot existing Salt Lake City facility also contains the dry powder manufacturing operation for the Company, which includes blending, bottling and packaging of powdered drink mixes. The facility can produce over 400,000 pounds of powdered drink mixes daily and prepare for shipment 65,200 packages of various sizes per day. The dry powder manufacturing operation can simultaneously run seven packaging lines giving the Company the flexibility to produce powdered drink mixes in a variety of packages, including cans, jugs, bags, boxes, buckets and packets. The Company plans to maintain all domestic powdered drink mix manufacturing in the existing facility after completion of the New Facility in mid-1997. In addition, information systems will be expanded in fiscal 1997; the Company's existing AS400 hardware will be upgraded to double existing capacity and the Company's JD Edwards software will be upgraded to increase all distribution, manufacturing and multilingual/multicurrency capacities. The Company can operate the facility with three manufacturing shifts, but typically dedicates two shifts to manufacturing and the third to sanitation, maintenance and change-over. The facility also produces powdered drink mixes for private label companies and international customers. In addition to its manufacturing capabilities, the facility contains quality control and research and development labs.

     Future Salt Lake City Facility. In response to increased sales and the anticipated increase in demand for nutritional supplements, the Company has leased a 418,000 square-foot manufacturing, warehouse and office facility located in Salt Lake City, Utah. This facility is being built specifically for the Company and is expected to become operational in mid-1997. The New Facility will more than double current distribution capacity. A significant portion of office, distribution and bar manufacturing operations will be consolidated in the New Facility. In addition, the New Facility will have 85,000 square-feet of capacity for manufacturing capsules and tablets to supplement Nion's manufacturing facility. Raw materials and finished products will be stored within the New Facility, utilizing Automated Guided Vehicles, narrow aisles and radio frequency technology. The New Facility will also contain an order picking module called the "pick tunnel," a 560-foot-long racking unit that holds 1,012 SKUs in a four-level structure. The system is designed to provide high-speed distribution and has the software capabilities to run up to 13 customer orders simultaneously. The Company expects the new system will improve the current rate at which the Company selects and sorts orders at its distribution facility. With this new system, the Company expects to be able to ship directly to customers and fulfill orders with greater accuracy. In addition to the 24 acres on which the New Facility is being built, the Company purchased an additional 10 contiguous acres for future expansion. See "Business -- Properties."

     Nion Facility. The Nion capsule and tablet manufacturing facility is located in Irwindale, California. The 95,000 square-foot facility operates under pharmaceutical Good Manufacturing Practices ("GMP") and holds an over-the-counter drug license. A number of the Company's products, including those of Great American Nutrition and Schiff, as well as private label products, are produced in this state-of-the-art facility, which can produce over 18 million capsules and tablets per day and operates 24 hours per day, six days per week. The facility can also fill 85,000 bottles per day on six high-speed packaging lines. In addition to its manufacturing capabilities, the facility contains product quality and research and development labs. In order to meet growing demand, Nion expanded in Southern California by 34,000 square-feet in June 1996 to 129,000 square-feet, and will further expand with another 85,000 square-feet in the New Facility. The Company expects the expansion will allow Nion to produce the Company's products along with its additional private label business for the foreseeable future.

     American Bottling and Beverage Facility. The American Bottling and Beverage facility, which manufactures American Body Building beverages, is located in Walterboro, South Carolina and supplies beverages across North America and Europe. This plant began producing beverages under the American Body Building label in December 1995 and currently has the capacity to bottle 480,000 bottles per day. The 55,000 square-foot facility is on a ten-acre site with access to the port of Charleston. The site allows for expansion up to another 50,000 square-feet, allowing for increases in both manufacturing and warehousing capacity. With the current production lines, the Company believes the capacity exists to meet projected volumes for the next three years. The Company can operate the facility on three manufacturing shifts, but typically dedicates two shifts to manufacturing and the third to sanitation, maintenance and change-over. The Company has entered into an arrangement with a bottle supplier whose plant will be constructed adjacent to the American Bottling and Beverage facility. The new bottling plant, which opened in October of 1996, has reduced the Company's freight costs, increased supply and reduced on-hand bottle inventory.

     American Nutrition Bars Facility. The American Nutrition Bars facility in City of Industry, California produces nutrition bars. The plant produces Tiger's Milk and Fi-Bar products as well as private label nutrition bars. The Company plans to close the City of Industry facility (one of two facility leases has been terminated by the Company) and relocate the American Nutrition Bars operations to the New Facility in mid-1997. The bar manufacturing capacity at the New Facility is expected to exceed the capacity of the City of Industry facility. The original facility could blend approximately 128,000 pounds of ingredients and could extrude approximately 880,000 bars per day. The Company could operate the facility on three manufacturing shifts, but typically dedicated two shifts to manufacturing and the third to sanitation, maintenance and change-over. The state-of-the-art extrusion equipment gives American Nutrition Bars the flexibility to produce a wide array of bars in many forms and shapes.

     Science Foods Facility. Effective January 1, 1997, the Company acquired the assets of Science Foods. The Science Foods facility, located in Las Vegas, Nevada, manufactures the Science Foods brand beverages and supplies these drinks to approximately 2,000 health and fitness clubs located primarily in the western United States. The 27,500 square-foot facility has the capacity to bottle 64,000 bottles per day. The Company believes that a bottling plant located in the western United States will complement the Company's South Carolina facility. Significant freight cost savings are expected as the Company will have the capability of delivering its American Body Building beverages to the western United States more economically.

     Quality Standards. The Company is committed to meeting the highest quality standards in the industry. The Company's manufacturing facilities are in the initial evaluation and implementation phases of ISO 9000 certification. As part of this process, all testing and inspection procedures performed by more than 35 quality control professionals are standardized and periodically evaluated for compliance. Each of the Company's manufacturing sites is equipped with microbiology and quality control laboratories. Samples are evaluated using visual and flavor profiles as well as analytical testing using high pressure liquid chromatography, atomic absorption, a UV fluorometer, thin layer chromatography and infrared spectrophotometric equipment. The Company's products are also subject to extensive shelf life stability testing through which the Company determines the effects of aging on its products. The Company's product retention program allows the Company to maintain samples from each product batch shipped and to analyze such samples to ensure product quality. Certified outside laboratories are used routinely to evaluate the Company's laboratory performance and to supplement its testing capabilities.

     Purchasing. The Company focuses on purchasing raw materials from the highest quality-cost effective vendors and sources its raw materials and purchased goods from over 275 different qualified vendors. The Company orders and purchases a majority of its raw materials from its Salt Lake City headquarters, allowing the Company to benefit from volume purchasing discounts.

     Distribution. The Company's main distribution center is currently located within the 152,000 square-foot Salt Lake City facility, however, each satellite facility has the capability to ship directly to customers. In addition to its domestic distribution facilities, the Company has distribution capabilities in the United Kingdom, Spain and Canada. The recent acquisition of Weider Spain enables the Company to manufacture nutritional supplements in Spain and market nutritional supplements throughout continental Europe, including Italy, Germany, France, Belgium, the Netherlands, Luxembourg, Portugal and Spain. Through Weider Canada, the Company markets nutritional supplements to South America, Eastern Europe and the Pacific Rim. These acquisitions provide the Company with the rights to manufacture and market nutritional supplements worldwide, excluding Australia, New Zealand, Japan and South Africa. The Company expects that its distribution capacity will be more than doubled as a result of the construction of the New Facility. The majority of the distribution capacity currently located in the Salt Lake City facility will be moved to the New Facility and each satellite facility in California and South Carolina will maintain the capability to ship directly to customers.

COMPETITION

     The nutritional supplement industry consists of six principal types of suppliers: independent health food suppliers, who focus primarily on vitamins and nutritional supplements; mass volume retail suppliers, who sell nutritional products that have mass appeal; gym and health club product companies; direct sale and mail order marketers; private label manufacturers; and major pharmaceutical companies. The majority of competitors in the nutritional supplement industry are small marketing operations focused on one or two of these distribution channels.

     The Company does not compete with any one competitor in all of its distribution channels. The Company's primary competitors in the independent and natural health food market include Nature's Way, Nutraceuticals, Solgar, Twinlab, Rexall Sundown and EAS. In the mass volume retail market, competitors include Amerifit, Richardson Labs, Slim-Fast, Thompson Medical and Cybergenics. Gyms and health club suppliers include Costello's and Nature's Best. In the direct sale and mail order markets, competitors include Amrion, Amway, Nu-Skin, Usana and in the private label manufacturing market, competitors include GNP, Pharmavite, Leiner, Tishcon and Northridge Labs. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.

     The Company believes that by reacting quickly to market changes, scientific discoveries and competitive challenges, the Company will continue to compete effectively in the nutritional supplement industry. As the nutritional supplement industry grows and evolves, the Company believes retailers will rely heavily on suppliers, such as the Company, that can respond quickly to new opportunities, support them with production capacity and flexibility, and provide innovative and high margin products. In addition, retailers have begun to align themselves with suppliers, such as the Company, who are financially stable, aggressively market a broad portfolio of products and offer superior customer service. The Company believes it has a distinct competitive advantage over other nutritional supplement companies because of its portfolio of recognized brands, multiple distribution channels and state-of-the-art manufacturing capabilities. The Company's financial, marketing and manufacturing resources allow it to support advertising and marketing brand campaigns and quickly develop, manufacture and innovate new product concepts in response to industry trends.

REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the FDA, which regulates the Company's products under the FDCA and regulations promulgated thereunder. The Company's products are also subject to regulation by the FTC, the CPSC, the USDA and the EPA. The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the NLEA and the DSHEA.

     The Company is a party to the Order with the FTC, which was signed by the Parent in 1985. Pursuant to the Order, the Company is prohibited from making certain advertising claims relating to the muscle building capabilities of Anabolic Mega Paks and Dynamic Life Essence and any other product of substantially similar composition. In connection with the Company's other food products, the Company is similarly prohibited from making these claims unless the Company is able to substantiate such claims. In 1986, the Parent was required to pay a maximum amount of $400,000 pursuant to the Order as reimbursements to purchasers of Anabolic Mega Paks and Dynamic Life Essence. To the extent such reimbursements amounted to less than $400,000, the Parent was required pursuant to the Order to pay the remainder to a designated research center for the study of the relationship between nutrition and muscular development. The Parent has paid all amounts required to be paid under the Order. In September 1991, the FTC informed the Company that the FTC had reviewed the several compliance reports which had been filed from March 1986 through and including June 20, 1991 and no action was planned at such time. Although the Company has received occasional inquiries from the FTC regarding compliance matters since September 1991, the FTC has not taken any formal action regarding the Company's compliance with the Order.

     The Company manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such customers are subject to governmental regulations in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company.

     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally controlled by the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

     The Company has a number of individuals dedicated to regulatory compliance, including a Vice President of Quality Control, a Director of Regulatory Affairs and a Vice President of Research, in addition to a number of outside legal consultants. The Vice President of Quality Control is responsible for conforming each of the Company's manufacturing facilities to applicable GMPs and federal and state regulations. The Director of Regulatory Affairs' responsibilities include ensuring that all product packaging and advertising comply with FDA and FTC requirements and serving as the primary liaison between the Company and the Company's outside patent consultants. The Vice President of Research is responsible for submitting structure/function claims to the FDA and validating any technical claims made in any of the Company's advertising or packaging.

     The Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal or amendment of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors -- Government Regulation."

EMPLOYEES

     At February 28, 1997, the Company employed approximately 520 persons, of whom approximately 290 were in management, sales, purchasing, logistics and administration and approximately 230 were in manufacturing. Additionally, the Company utilizes temporary employees in some of its manufacturing processes. For fiscal 1996, the Company's temporary employment expense was approximately $3.8 million. The Company is not party to, and does not expect to be a party to, any collective bargaining arrangements.

PROPERTIES

     The Company operates the following facilities:

      LOCATION                       FUNCTION                   AGGREGATE SPACE       LEASE/OWN
---------------------    ---------------------------------    --------------------    ---------
Salt Lake City, UT       Company headquarters;                152,000 square feet     Own
                           manufacturing and distribution
                           center for capsules and
                           tablets, powdered drink mixes
                           and nutrition bars
Irwindale, CA            Capsule and tablet manufacturing     129,000 square feet     Lease
City of Industry, CA     Nutritional bar manufacturing        35,000 square feet      Lease
Walterboro, SC           Liquids manufacturing                55,000 square feet      Own
Las Vegas, NV            Liquids manufacturing                27,500 square feet      Lease
Montreal, Quebec         Office and warehouse space           24,600 square feet      Lease
Madrid, Spain            Office and manufacturing             20,000 square feet      Lease

     The Company owns a 152,000 square foot, state-of-the-art distribution, manufacturing and office facility in Salt Lake City, Utah, which it has occupied since December 1993. This facility has served as the Company's international executive offices for management, sales and administration. In addition, this facility is the distribution center for capsules and tablets, powdered drink mixes and nutrition bars and provides 47,000 square feet for powdered drink mix manufacturing operations. The Company also leases 67,000 square feet of warehouse space in Salt Lake City.

     The Company leases three separate facilities in Irwindale, California, aggregating approximately 129,000 square feet for capsule and tablet manufacturing operations. Capsules and tablets, sold by the Company under the brand names Schiff, Excel, and Great American Nutrition, are produced in these facilities, along with capsules and tablets for private label customers.

     The Company currently leases a building in City of Industry, California, that it is approximately 35,000 square feet for nutritional bar manufacturing operations. Nutrition bars sold under the brand names Fi-Bar and Tiger's Milk are produced at this facility, along with nutrition bars for private label customers. The nutrition bar manufacturing operations will be moved to the New Facility in 1997 and the City of Industry operations will be closed and the lease will be terminated. The lease for an additional 25,000 square foot facility has been terminated already.

     The Company owns a 55,000 square foot liquids manufacturing facility in Walterboro, South Carolina. This state-of-the-art facility produces drinks such as American Body Building beverages sold through independent distributors and produces other beverages sold under the Great American Nutrition label to mass volume retail distributors. The liquids manufacturing operation formerly located on Long Island, New York, was acquired on January 1, 1995, and subsequently moved to Walterboro, South Carolina.

     The Company has entered a lease for the 418,000 square foot New Facility, which is expected to be operational by mid-1997. The lease agreement governing the New Facility is for an initial term of 16 years with two 5-year renewal options.

     In connection with the acquisition of the assets of Science Foods, effective January 1, 1997, the Company assumed a lease for a 27,500 square foot manufacturing facility in Las Vegas, Nevada. This facility currently produces Science Foods branded beverages that are sold through distributors to approximately 2,000 health and fitness clubs. The lease for this facility expires in November 1999.

     In connection with the purchase of Weider Canada, on September 1, 1996, the Company and Ben Weider entered into a two-year lease pursuant to which the Company agreed to lease an approximately 24,600 square foot office and warehouse facility in Montreal from Ben Weider.

     In connection with the purchase of Weider Spain, on September 1, 1996, the Company entered into an agreement to lease a 20,000 square foot office and manufacturing facility in Madrid, Spain. The lease has a 10 year term.

TRADEMARKS AND PATENTS

     At March 18, 1997 the Company had approximately 85 federal trademark registrations and approximately 108 trademark applications pending with the United States Patent and Trademark Office. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company protects its legal rights concerning its trademarks and is currently enforcing several trademarks against infringement by litigation, both in the United States and in foreign countries, including litigation pertaining to its registered trademark Fat Burners(R). See "Business -- Legal Matters."

     The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States even if the registrant has never used the trademark in the geographic area wherein the unauthorized use is being made (provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographical area). The Company intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States. See "Risk Factors -- Intellectual Property Protection."

     Currently, the Company has three patent applications submitted to the United States Patent and Trademark Office which are currently under review. The Company expects definitive action from the United States Patent and Trademark Office sometime in late 1997.

LEGAL MATTERS

     Because the Company manufactures products designed to be ingested, it faces the risk that materials used for the final products may be contaminated with substances that may cause sickness or other injury to persons who have used the products. Although the Company maintains production and operating standards designed to prevent such events, certain portions of the process of product development, including the production, harvesting, storage and transportation of raw materials, along with the handling, transportation and storage of finished products delivered to consumers, are not within the control of the Company. Furthermore, sickness or injury to persons may occur if products manufactured by the Company are ingested in dosages which exceed the dosage recommended on the product label. The Company cannot control misuse of its products by consumers or the marketing, distribution and resale of its products by its customers. With respect to product liability claims in the United States, the Company has $1.0 million per occurrence and $1.0 million in aggregate liability insurance subject to self-insurance retention of $25,000. In addition, if claims should exceed $1.0 million, the Company has excess umbrella liability insurance of up to $25.0 million which it expects to increase to $90.0 million prior to the Offerings. However, there can be no assurance that such insurance will continue to be available, or if available, will be adequate to cover potential liabilities. The Company generally does not obtain contractual indemnification from parties supplying raw materials or marketing its products and, in any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the indemnification party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company.

     The Company and its subsidiary, Schiff Products, Inc. ("Schiff Products"), together with other distributors, manufacturers and retailers of L-Tryptophan, are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing allegedly contaminated L-Tryptophan. The Company acquired Schiff Products pursuant to an asset acquisition transaction in 1989. Schiff Products was a distributor of L-Tryptophan, but neither the Company nor Schiff Products ever distributed products that are the subject of the lawsuits. In each lawsuit, the L-Tryptophan products were shipped by the entity from whom the Company purchased the trademark Schiff and other assets in 1989. The Company and Schiff Products have entered into an indemnification agreement (the "Indemnification Agreement") with Showa Denko America ("SDA"), a U.S. subsidiary of a Japanese corporation, Showa Denko, K.K. ("SDK"). Under the Indemnification Agreement, SDA agreed to assume the defense of all claims arising out of the ingestion of L-Tryptophan products, pay all legal fees and indemnify the Company and its affiliates against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Schiff Products, or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by the Company or Schiff Products proximately contributed to the injury, and except for certain claims relating to punitive damages. SDK has posted a revolving irrevocable letter of credit for the benefit of the indemnified group if SDA is unable or unwilling to satisfy any claims or judgments. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. Although the Company believes that the prospect of a material adverse effect on the Company's results of operations or financial condition arising from these lawsuits is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions, no assurance can be given that such lawsuits would not have a material adverse effect on the results of operations or financial condition of the Company. See "Risk Factors -- Products Liability."

     The Company has filed suit in the United States District Court for the District of Utah on March 20, 1995 against one of its competitors for infringement of the Company's federally registered trademark Fat Burners(R). The defendant has petitioned the United States Patent and Trademark office to cancel the registration of the Fat Burners(R) trademark. The cancellation proceeding has been suspended by the U.S. Trademark Office, pending the outcome of the above-noted litigation. The defendant had filed a motion for summary judgment, which was denied and the case is still in the discovery stage.

     The Company was named as one of several defendants in a suit filed by John Psathas in California Superior Court, Contra Costa County in December 1996 alleging unfair competition and false advertising under California law. Mr. Psathas alleges that the defendants, including the Company, promoted and sold a product known as Steel Bars, the labels and advertising materials for which contained incorrect information concerning the product's nutritional content. Mr. Psathas seeks, among other things, injunctive relief prohibiting the alleged conduct and compelling restitution of monies obtained from the sale of Steel Bars and attorneys' fees. The Company answered the complaint on February 27, 1997 and denied all material allegations. If the Company cannot reach an agreeable settlement with Mr. Psathas, the Company intends to defend the complaint vigorously.

     The Natural Resources Defense Council (the "NRDC") filed a suit in the San Francisco Superior Court on February 3, 1997, naming Schiff Products, Inc., as a defendant. The complaint in that action contends that calcium supplements sold by the Company and many other nutritional supplement companies in California do not comply with Proposition 65. Proposition 65 prohibits businesses from exposing any person to a substance known to the State of California to cause cancer or reproductive harm without warning that person prior to the exposure. Warnings are not required if the exposure would not pose a significant risk. Also, the laws implementing Proposition 65 provide that no warning is required for exposures to substances that occur naturally in food. Proposition 65 provides for penalties of $2,500 for each time a person is exposed to a product that violates the requirements of Proposition 65. In its suit the NRDC questions whether the presence of lead in calcium supplements is at a sufficiently high level to require a warning. The Company's position is that lead in calcium supplements is at a very low level and that, moreover, calcium supplements are food, and any lead present is naturally occurring. The Company owns Schiff Products and will be defending the NRDC action against Schiff. Since the lawsuit was recently filed and served, it is too early to determine the probable outcome or cost of defending the action. The Attorney General of the State of California has also filed suit against several manufacturers for marketing calcium supplements that exceed lead content under Proposition 65. Although the Company has not been named in this suit, there can be no assurance that the Company will not ultimately be named.

     The Company is presently engaged in various other legal actions, and, although ultimate liability cannot be determined at the present time, the Company currently believes that the amount of any such liability from these other actions and the lawsuits described in the preceding paragraphs, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth the names and ages at February 28, 1997 of the directors and executive officers of the Company.

 DIRECTORS AND EXECUTIVE
        OFFICERS           AGE                         POSITION
-------------------------  ---   -----------------------------------------------------
Eric Weider..............  33    Director and Chairman of the Board
Richard B. Bizzaro.......  54    Chief Executive Officer, President and Director
Robert K. Reynolds.......  40    Chief Operating Officer, Executive Vice President,
                                 Secretary and Director
Richard A. Blair.........  37    Executive Vice President -- Sales and Marketing
Stephen D. Young.........  43    Executive Vice President -- Operations and Chief
                                 Financial Officer
Ronald L. Corey..........  58    Director
Roger H. Kimmel..........  50    Director
George F. Lengvari.......  54    Director

     Eric Weider has been a director of the Company since June 1989, Chairman of the Board since August 1996 and is currently President and Chief Executive Officer of the Parent. Mr. Weider also serves as a member of the board of directors of a number of public and private companies in the United States and Canada, including the Parent and Mpact Immedia Corporation. Mr. Weider is also the President of the Joe Weider Foundation.

     Richard B. Bizzaro has been Chief Executive Officer, President and a director of the Company since June 1990. Prior to his appointment as Chief Executive Officer and President of the Company, he was Vice President of Sales for the Parent, responsible for sales at Weider Nutrition and Weider Exercise Equipment. Mr. Bizzaro has worked for the Company, the Parent or one of the Parent's affiliates since 1983.

     Robert K. Reynolds has been Executive Vice President, Chief Operating Officer and Secretary of the Company since July 1992 and a director of the Company since January 1994. Mr. Reynolds joined the Company in September 1990 as Chief Financial Officer. Mr. Reynolds, a certified public accountant, is primarily responsible for all domestic and international operations.

     Richard A. Blair has been Executive Vice President -- Sales and Marketing of the Company since January 1997. From January 1994 to January 1997, Mr. Blair was Senior Vice President -- Sales of the Company. Mr. Blair is primarily responsible for overseeing the national sales force and distribution channels and for directing marketing, creative and advertising strategies. Mr. Blair joined the Company in June 1991 and prior thereto was Director of Sales and Marketing at Tunturi Sports Equipment Company, which he joined in 1984.

     Stephen D. Young has been Executive Vice President -- Operations and Chief Financial Officer of the Company since January 1997. From January 1994 to January 1997, Mr. Young was Senior Vice President -- Finance and Chief Financial Officer of the Company. Mr. Young joined the Company in September 1993. He is responsible for all finance, accounting, information systems, human resources, administration, due diligence on acquisitions, operations and product development. Mr. Young is a certified public accountant and, prior to September 1993, was Vice President Finance at First Health Strategies, which he joined in 1983.

     Ronald L. Corey has been a director of the Company since August 1996. Mr. Corey has been President of the Club de Hockey Canadien Inc. (the Montreal Canadiens) and the Molson Center Inc. since 1982. In addition, between 1985 and 1989, Mr. Corey held the position of Chairman of the Board and director of the Montreal Port Corporation. Mr. Corey has served as a director of numerous companies, including Banque Laurentienne, Reno-Depot Inc. and Transamerica Life Companies.

     Roger H. Kimmel has been a director of the Company since August 1996. Mr. Kimmel has been a partner at the law firm of Latham & Watkins for more than five years. Mr. Kimmel is a director of Algos Pharmaceutical Corporation and TSR Paging Inc.

     George F. Lengvari has been a director of the Company since August 1996. Mr. Lengvari has been Vice Chairman of the Parent since June 1995 and Chairman of Weider Publications U.K. since September 1994. Prior to joining the Parent, Mr. Lengvari was a partner for 22 years in the law firm Lengvari Braman and is currently of counsel to the law firm LaPointe Rosenstein. Mr. Lengvari currently serves as a member of the board of directors of the Parent.

     The Bylaws of the Company provide for a Board of Directors of at least three but not more than 15 directors. In accordance with the Bylaws, the Board of Directors has fixed the number of directors at nine, leaving three vacancies which the Parent expects to fill with at least two independent directors promptly after the Offerings, with the first of such independent directors being selected within three months after the Offerings and the second being selected within six months after the Offerings. The Certificate of Incorporation provides that holders of Class B Common Stock have the right to 10 votes on all matters presented to stockholders of the Company for vote, including the election of directors. As a result, the Parent, as the holder of all of the outstanding shares of Class B Common Stock, will have the right to elect all of the directors of the Company. Directors will be elected at the annual meeting of stockholders, except for vacancies filled by the Board of Directors, and each director will hold office until his successor is elected and qualified; provided, however, unless otherwise restricted by the Company's Certificate of Incorporation or law, any director or the entire Board of Directors may be removed, either with or without cause, from the Board of Directors at any meeting of stockholders by a majority of the votes cast and entitled to be voted at that meeting. Officers serve at the discretion of the Board of Directors. See "Description of Capital Stock -- Common Stock."

     The Board of Directors created an Audit Committee which is responsible for reviewing the results and scope of the audit and other services provided by the Company's independent auditors. The Board of Directors also created a Compensation Committee which is responsible for determining executive compensation and administering the Stock Option Plan. The Board of Directors intends to designate a committee consisting of independent directors to review all material related party transactions. Messrs. Weider, Lengvari and Kimmel serve on both the Audit and the Compensation Committees.

DIRECTOR COMPENSATION

     Members of the Board of Directors who are not (i) employees of the Company or (ii) employees or directors of the Parent (together, the "Independent Directors") will receive an annual fee of approximately $12,000, options to purchase 20,000 shares of Class A Common Stock upon agreeing to serve as a director of the Company (or upon consummation of the Offerings if later) and options to purchase 7,000 shares of Class A Common Stock upon completion of each successive year of service as a director. Options granted to Independent Directors will become exercisable in equal annual installments on each of the first five anniversaries of the date of the grant so long as the Independent Director continues to serve as a director of the Company. The Company will also reimburse all directors for their expenses incurred in connection with their activities as directors of the Company. Directors who are not Independent Directors receive no compensation for serving on the Board of Directors.

COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee during fiscal 1996. Officers' compensation during fiscal 1996 to officers other than Messrs. Bizzaro and Reynolds was determined by the Chief Executive Officer and Chief Operating Officer and approved by the Compensation Committee of the Parent. Officers' compensation during fiscal 1996 to Messrs. Bizzaro and Reynolds was determined by the Compensation Committee of the Parent. The Parent's Compensation Committee consisted of Messrs. Eric Weider, Ben Weider, and George F. Lengvari.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to the compensation paid by the Company for services rendered to the Company in all capacities for the fiscal year ended May 31, 1996 to its Chief Executive Officer and to its four most highly paid executive officers other than the Chief Executive Officer (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                            ANNUAL COMPENSATION        COMPENSATION
                                         --------------------------   ---------------        OTHER
      NAME AND PRINCIPAL POSITION        YEAR    SALARY     BONUS     OPTIONS/SARS(1)   COMPENSATION(2)
---------------------------------------  ----   --------   --------   ---------------   ---------------
Richard B. Bizzaro.....................  1996   $270,000   $425,476        44,235           $15,900
  Chief Executive Officer and
  President
Robert K. Reynolds.....................  1996    200,000    283,651        29,491            15,900
  Chief Operating Officer, Executive
  Vice President and Secretary
Richard A. Blair.......................  1996    145,000    141,826        11,040            15,900
  Executive Vice President -- Sales and
  Marketing
Richard S. Kashenberg(3)...............  1996    175,000    141,826        11,040             7,312
  Senior Vice President; Chief
     Executive
  Officer and President of Nion
Stephen D. Young(4)....................  1996    110,000     93,605        11,040             8,100
  Executive Vice
     President -- Operations
  and Chief Financial Officer

---------------
(1) The Company entered into Management Incentive Agreements pursuant to which certain employees of the Company were granted performance units as incentive compensation. See "-- Management Incentive Agreements."

(2) Other compensation for Messrs. Bizzaro, Reynolds and Blair in 1996 includes matching contributions to the Company's 401(k) plans, health insurance premium payments by the Company, long-term disability premium payments by the Company, automobile allowances provided by the Company, and life insurance premium payments by the Company.

(3) The Company began compensating Mr. Kashenberg on September 1, 1995. Mr. Kashenberg's employment with the Company ended effective December 31, 1996. Other compensation for Mr. Kashenberg in 1996 includes club membership dues paid by the Company, automobile allowances paid by the Company, life insurance premium payments by the Company, matching contributions to the Company's 401(k) plan, health insurance premium payments by the Company in 1996 and long-term disability premium payments by the Company.

(4) Other compensation for Mr. Young in 1996 includes matching contributions to the Company's 401(k) plan, health insurance premium payments by the Company, long-term disability premium payments by the Company, and life insurance premium payments by the Company.

MANAGEMENT INCENTIVE AGREEMENTS

     The Company has management incentive agreements (the "Management Incentive Agreements") pursuant to which certain employees of the Company (the "Recipients") have been granted performance units ("Performance Units") as incentive compensation. The Performance Units entitle the Recipients to a cash payment or, at the option of the Company, shares of Class A Common Stock upon the conversion of the Performance Unit. In accordance with the terms of the Management Incentive Agreements, the Performance Units may be converted by the Recipients upon the occurrence of any of the following events (each a "Conversion Event"): the merger, consolidation or sale of all or substantially all of the assets of the Company; the acquisition of 50% or more of the fair market value of the outstanding capital stock of the Company by persons who were not direct or indirect stockholders of the Company as of the grant date; the initial public offering by the Company of its Common Stock; or the termination of the employee's employment with the Company for any reason, including death or disability.

               SUMMARY OF PERFORMANCE UNIT HOLDINGS AND PAYMENTS

     The following table sets forth certain information relating to the Performance Units held by each Recipient, after giving effect to the Offerings and assuming an initial public offering price of $15.00, the midpoint of the range set forth on the cover page of this Prospectus:

                                                                              PAYMENTS TO RECIPIENTS AFTER
                                                                                       OFFERINGS
                                                                          ------------------------------------
                                                                                        CLASS A COMMON STOCK
                                 VALUE OF               VALUE OF                       -----------------------
                            VESTED PERFORMANCE    UNVESTED PERFORMANCE                               NUMBER OF
        RECIPIENT                 UNITS                  UNITS               CASH         VALUE       SHARES
--------------------------  ------------------   ----------------------   ----------   -----------   ---------
                                                 (DOLLARS IN THOUSANDS)
Richard B. Bizzaro........      $     9,469            $       --         $    1,893   $     7,575    505,020
Robert K. Reynolds........            6,312                    --              1,262         5,050    336,680
Richard A. Blair..........              810                   708                243           566     37,789
Stephen D. Young..........              810                   708                243           566     37,789
David P. Mastroiani.......              810                   708                243           566     37,789
Stephen J. Krzeski........              810                   708                243           566     37,789
                                -----------            ----------         ----------   -----------    -------
          Total...........      $    19,021            $    2,832         $    4,127   $    14,889    992,856
                                ===========            ==========         ==========   ===========    =======

     A portion of the Performance Units granted to Recipients other than Messrs. Bizzaro and Reynolds will be accelerated in connection with the Offerings and the remainder of each such Recipient's unvested Performance Units will be cancelled. As consideration for the unvested Performance Units to be cancelled in connection with the Offerings Recipients other than Messrs. Bizzaro and Reynolds will receive a grant of restricted Class A Common Stock for that number of shares equal to (i) the excess of the current value of the cancelled Performance Units over the base value of such Performance Units divided by (ii) the initial public offering price of the Class A Common Stock. Such shares of restricted Class A Common Stock will not be transferable prior to the expiration of the transfer restriction, which will lapse as such shares vest. The vesting schedule for the restricted shares shall be as follows: 20% of such shares vest on the first anniversary of grant, with 20% vesting on each subsequent anniversary until all such restricted shares have vested. If any Recipient of restricted shares terminates his employment with the Company, the Company will have the option to repurchase such Recipient's unvested restricted shares at the base value of such shares.


     Simultaneously with the Offerings, which constitute a Conversion Event, and as reflected in the table above, the Company intends to pay amounts owed to Messrs. Bizzaro and Reynolds under the Management Incentive Agreements in cash and Class A Common Stock, with the number of shares of such Class A Common Stock to be equal to 80% of the conversion value of the vested Performance Units held by each of Messrs. Bizzaro and Reynolds divided by the initial public offering price and the amount of cash to equal 20% of the conversion value of such vested Performance Units. In addition, the Company intends to pay in full the amounts owed to Recipients other than Messrs. Bizzaro and Reynolds under the Management Incentive Agreement in cash and Class A Common Stock, with the number of shares of such Class A Common Stock to be equal to 70% of the conversion value of the vested Performance Units held by each of the Recipients other than Messrs. Bizzaro and Reynolds divided by the initial public offering price and the amount of cash equal to 30% of the conversion value of the vested Performance Units held by each of the Recipients other than Messrs. Bizzaro and Reynolds. The primary reason for the cash payments is to assist the Recipients with payment of their personal income tax liabilities resulting from conversion of their Performance Units. Upon conversion of a Performance Unit, Messrs. Bizzaro and Reynolds will receive approximately 14,005 shares of Class A Common Stock and Recipients other than Messrs. Bizzaro and Reynolds will receive approximately 5,249 shares of Class A Common Stock.


     In order to further facilitate the payment of individual income taxes, the Company will make available to each Recipient a loan in principal amount up to 30% of the conversion value of the vested Performance Units held by each Recipient. Such loans to the Recipients will bear interest at 8.0% per annum and will have terms of 5 years from the borrowing date and shall be secured by the Recipients. Shares of Class A Common Stock received by a Recipient will not have been registered pursuant to the Securities Act and may be resold by the

Recipient only pursuant to an effective registration statement, pursuant to Rule 144 or pursuant to another exemption under the Securities Act.

     In connection with a payment to the Recipients upon consummation of the Offerings, the Company expects to issue not more than 992,856 shares of Class A Common Stock to Recipients under the Management Incentive Agreements, assuming an initial public offering price of $15.00, the midpoint of the range set forth on the cover page of this Prospectus. The estimated pro forma impact on the financial statements of the Company of payments under the Management Incentive Agreements, as well as the issuance of approximately 42,000 shares pursuant to the Equity Plan (see "-- Equity Plan"), is summarized as follows.

                                                          ESTIMATED    ESTIMATED     ESTIMATED
                                                          MINIMUM      MIDPOINT      MAXIMUM
                                                           IMPACT       IMPACT        IMPACT
                                                          --------     ---------     --------
                                                                (DOLLARS IN THOUSANDS)
    Performance Unit Conversion:
      Class A Common Stock to be issued to Recipients...  $ 13,886     $  15,523     $ 17,160
      Cash paid to Recipients...........................     3,933         4,398        4,863
                                                          --------     ---------     --------
         Total Performance Unit conversion..............  $ 17,819     $  19,921     $ 22,023
                                                          ========     =========     ========
    Pro Forma Income Statement Impact:
      Compensation expense recognized by Company........  $ 17,819     $  19,921     $ 22,023
      Corporate income tax benefit......................    (7,128)       (7,968)      (8,809)
                                                          --------     ---------     --------
         One-time charge to net income..................  $ 10,691     $  11,953     $ 13,214
                                                          ========     =========     ========
    Pro Forma Balance Sheet Impact:
      Cash paid to Recipients...........................  $ (3,933)    $  (4,398)    $ (4,863)
      Loans to Recipients for personal income taxes.....    (5,103)       (5,706)      (6,310)
      Cash income tax benefit...........................     7,128         7,968        8,809
                                                          --------     ---------     --------
         Net reduction in cash..........................    (1,908)       (2,136)      (2,364)
      Loans to Recipients for personal income taxes.....     5,103         5,706        6,310
                                                          --------     ---------     --------
         Net increase in assets.........................  $  3,195     $   3,570     $  3,946
                                                          ========     =========     ========
      Decrease to retained earnings.....................  $(10,691)    $ (11,953)    $(13,214)
      Increase in paid-in capital for stock
         conversion.....................................    13,886        15,523       17,160
                                                          --------     ---------     --------
         Net increase in stockholders' equity...........  $  3,195     $   3,570     $  3,946
                                                          ========     =========     ========

     As a result of the conversion of $17.8 million to $22.0 million in Performance Units upon consummation of the Offerings, the Company will record a one-time after-tax compensation expense of between $10.7 million and $13.2 million during the fourth quarter of fiscal 1997. In addition, the Company will have a net cash outflow during the fourth quarter of between $1.9 million and $2.4 million due to the partial payment of amounts owed to Recipients in cash and loans made to Recipients for personal income taxes payable by such Recipients in connection with the conversion of their Performance Units, which would be offset by the cash income tax benefit associated with the non-cash compensation expense as a result of the conversion. With respect to pro forma balance sheet impacts, the Company expects an increase to stockholders' equity during the fourth quarter of between $3.2 million and $3.9 million reflecting the conversion of Recipients' Performance Units into Class A Common Stock and the reduction in retained earnings due to the associated compensation charge net of tax.

     In connection with the vesting of restricted shares granted to Recipients (other than Messrs. Bizzaro and Reynolds) for unvested Performance Units cancelled in connection with the Offerings, the Company expects an annual, non-cash, pre-tax compensation expense of between $500,000 to $600,000 per year for the next five years.

     All Recipients are subject to the short-swing profits rules under Section 16(b) of the Exchange Act. Pursuant thereto and to Section 83(b) of the Code, each Recipient may elect, upon the issuance to him of such Class A Common Stock, to be taxable thereon as of the date of issuance on the basis of the fair market value of such restricted Class A Common Stock as of such date. By agreement with each Recipient, the Company shall withhold such cash to make payment on behalf of each Recipient to the applicable taxing authority.

EQUITY PLAN

     On February 28, 1997, the Company adopted and the stockholders of the Company approved the 1997 Equity Participation Plan of Weider Nutrition International, Inc. (the "Equity Plan"). The principal purposes of the Equity Plan are to provide incentives for officers, employees and consultants of the Company through granting of options, restricted stock and other awards ("Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employ. The Equity Plan is also intended to assist the Company in attracting and retaining qualified non-employee directors by providing for the automatic grant of non-qualified stock options to Independent Directors.

     Upon consummation of the Offerings, the Company intends to grant to certain executive officers and other employees non-qualified stock options to purchase an aggregate of approximately 1,048,000 shares of Class A Common Stock, and to each of the Independent Directors, non-qualified stock options to purchase 20,000 shares of Class A Common Stock each, all at an exercise price equal to the public offering price. The other terms of such options, including exercisability and vesting, will be determined by the Board of Directors or the Committee (as defined herein) in its discretion, and may vary among such options. In addition, upon consummation of the Offerings, the Company intends to make stock payments of approximately 42,000 shares in the aggregate of Class A Common Stock to certain employees of the Company based upon seniority as determined by the Committee (as defined herein).

     Under the Equity Plan, not more than 1,646,000 shares of Class A Common Stock (or the equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other Awards, or upon vesting of restricted or deferred stock awards. Furthermore, the maximum number of shares which may be subject to Awards granted under the Equity Plan to any individual in any fiscal year of the Company cannot exceed 300,000.

     The principal features of the Equity Plan are summarized below, but the summary is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this Prospectus is a part.

     Administration

     Prior to the closing of the Offerings, the Board of Directors will administer the Equity Plan. As soon as practical after the closing of the Offerings, the Compensation Committee of the Board of Directors or another committee thereof (the "Committee") will administer the Equity Plan with respect to grants to employees or consultants of the Company and the full Board will administer the Equity Plan with respect to options granted to Independent Directors. The Committee will consist of at least two members of the Board of Directors, each of whom is both a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act ("Rule 16b-3") and an "outside director" for the purposes of Section 162(m) of the Code.

     Subject to the terms and conditions of the Equity Plan, the Committee has the authority to select the employees and consultants to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof (including exercisability and vesting), and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan with respect to grants or awards made to employees or consultants. The Committee (and the Board of Directors) is also authorized to adopt, amend and rescind rules relating to the administration of the Equity Plan. Notwithstanding the foregoing, the Board of Directors shall conduct the general administration of the Equity Plan with respect to Options granted to Independent Directors.

     Eligibility

     Options, SARs, restricted stock and other Awards under the Equity Plan may be granted to individuals who are employees or consultants of the Company (or any future subsidiaries) selected by the Committee for participation in the Equity Plan. In addition, the Equity Plan provides for automatic grants of non-qualified stock options to Independent Directors.

     Independent Directors

     The Equity Plan provides for (i) automatic grants of non-qualified stock options to purchase 20,000 shares of Class A Common Stock to each Independent Director at the time of appointment or election to the Board of Directors (or upon the consummation of the Offerings in the case of Independent Directors elected or appointed to the Board of Directors prior to the consummation of the Offerings), and (ii) automatic grants of non-qualified stock options to purchase 7,000 shares of Class A Common Stock to each Independent Director upon each successive anniversary of the initial grant. The exercise price of such options shall be the fair market value of a share of Class A Common Stock on the date of grant. Each such option shall become exercisable in equal annual installments on each of the first five anniversaries of the date of the grant so long as the Independent Director continues to serve as a director of the Company; provided, however, to the extent permitted by Rule 16b-3, the Board of Directors may accelerate the exercisability of options upon the occurrence of certain specified extraordinary corporate transactions or events. See "-- Equity
Plan -- Merger, Consolidation and Other Events." No portion of an option granted to any Independent Director shall be exercisable after the eighth anniversary of the date of grant or after the termination of the Independent Director's services as director of the Company.

     Awards under the Equity Plan

     Each Award will be set forth in a separate agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award.

     Nonqualified Stock Options ("NQSOs"). NQSOs will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date, subject to the participant's continued employment with the Company and/or subject to the satisfaction of individual or Company performance targets established by the Committee. NQSOs may be granted for any term (not exceeding eight years) specified by the Committee.

     Incentive Stock Options ("ISOs"). ISOs will be designed to comply with certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Class A Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the Optionee's termination of employment, and must be exercised within ten years after the date of grant; but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

     Restricted Stock. Restricted Stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

     Deferred Stock. Deferred Stock may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

     Stock Appreciation Rights. SARs may be granted in connection with stock options or other Awards, or separately. SARs granted by the Committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of the Company's Common Stock over the exercise price of the related option or other Awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Code with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the Equity Plan on the amount of gain realizable from the exercise of SARs, although restrictions may be imposed by the Committee in the SAR agreements. The Committee may elect to pay SARs in cash or in Common Stock or in a combination of both.

     Dividend Equivalents. Dividend equivalents represent the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other Awards held by the participant.

     Performance Awards. Performance Awards may be granted by the Committee on an individual or group basis. Generally, these Awards will be based upon specific performance targets and may be paid in cash or in Class A Common Stock or in a combination of both. Performance Awards may include "phantom" stock Awards that provide for payments based upon increases in the price of the Company's Class A Common Stock over a predetermined period. Performance Awards may also include bonuses which may be granted by the Committee on an individual or group basis and which may be payable in cash or in Class A Common Stock or in a combination of both.

     Stock Payments. Stock payments may be authorized by the Committee in the form of shares of Class A Common Stock or an option or other right to purchase Class A Common Stock as part of a deferred compensation arrangement or otherwise in lieu of or in addition to all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee or consultant.

     The Committee may designate as "Section 162(m) Participants" certain employees whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The Committee may grant Awards to Section 162(m) Participants that vest or become exercisable upon the attainment of performance targets which are related to one or more of the following performance goals: (i) pre-tax income; (ii) operating income;
(iii) cash flow; (iv) earnings per share; (v) return on equity; (vi) return on invested capital or assets; (vii) earnings before interest, taxes, depreciation and amortization ("EBITDA"); (viii) market value of Common Stock; and (ix) cost reduction or savings.

     Merger, Consolidation and Other Events

     The Equity Plan provides the Committee (the Board with respect to options granted to Independent Directors) discretion to amend the terms (such as exercise price, number shares and vesting) of outstanding Awards and future grants that may be made under the Equity Plan upon the occurrence of a recapitalization, stock split, reorganization, merger, consolidation, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company or other similar corporate event and provides further, that in any event, upon the occurrence of a "Corporate Transaction" or a "Change in Control" (each as defined in the Equity
Plan) all outstanding Awards shall become immediately exercisable, vested or payable, as applicable, unless such Award is otherwise assumed by a successor or replaced by a similar right with respect to securities of the successor entity or subject to other limitation imposed at the time of grant.

     Securities Laws and Federal Income Taxes

     Securities Laws. The Equity Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation Rule 16b-3. The Equity Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Equity Plan and options granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

     General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, and stock payments under the Equity Plan are taxable under
Section 83 of the Code upon their receipt of Class A Common Stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Code, the Company will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxable on their receipt of Class A Common Stock upon their exercises of ISOs if the ISOs and option stock are held for certain minimum holding periods and, in such event, the Company is not entitled to income tax deductions with respect to such exercises. Participants in the Equity Plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the plan.

     Section 162(m) Limitation. In general, under Section 162(m) of the Code ("Section 162(m)"), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1.0 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. Under a
Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the Equity Plan will not be subject to Section 162(m) until the "Transition Date" which is defined as the earliest of (i) the material modification of the Equity Plan; (ii) the issuance of all Class A Common Stock and other compensation that has been allocated under the Equity Plan; or (iii) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 2000. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e. the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Thus, Awards other than options and SARs, will qualify as "performance-based compensation" for purposes of
Section 162(m) if granted or subject to vesting based upon preestablished objective performance goals, the material terms of which are disclosed to and approved by the stockholders of the Company.

     The Company has attempted to structure the Equity Plan in such a manner that, after the Transition Date, subject to obtaining shareholder approval for the Equity Plan, the remuneration attributable to Awards which meet the other requirements of Section 162(m) will not be subject to the $1.0 million limitation. The Company has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

EMPLOYEE PROFIT SHARING BONUS PLAN

     The Company in the past has granted, and expects to continue to grant, bonuses to employees under a nonqualified profit sharing program. Under this program, the Board of Directors or a committee appointed thereby, at its discretion, may grant bonuses following the end of a fiscal year in an aggregate amount of up to 9% of the Company's income before income taxes and bonuses for such fiscal year. For the fiscal year ended May 31, 1996, the Company incurred bonus expenses of $2.4 million, representing 8.5% of income before bonuses of $28.1 million. Of the $2.4 million, $1.3 million was paid to the senior executives, who earn a fixed percentage of income before bonus upon achievement of over 85% of budget. These fixed percentages for the seven senior executives in fiscal 1996 were as follows:

                                                                       PERCENT OF INCOME
                                                                         BEFORE BONUS
                                                                       -----------------
        Richard B. Bizzaro...........................................         1.50%
        Robert K. Reynolds...........................................         1.00
        Richard A. Blair.............................................         0.50
        Richard S. Kashenberg........................................         0.50
        Stephen D. Young.............................................         0.33
        Other senior executive officers..............................         0.66
                                                                             -----
                                                                              4.49%
                                                                             =====

     In addition to the senior executives, the identity of bonus recipients and the amount of any bonus will be determined by the Compensation Committee of the Board of Directors in consultation with the Chief Executive Officer and the Chief Operating Officer. The Company intends to adopt a bonus plan in 1998 tied to return on capital.

EMPLOYEE BENEFIT PLANS

     The Company has adopted a 401(k) profit sharing plan. The plan is available to all United States employees with at least three months of service who have attained the age of 18. Participants may defer up to 15% of their pre-tax earnings, subject to certain limitations arising under federal income tax laws. The Company matches up to 50% of each employee's contributions, up to 5% of such employee's pre-tax earnings and $3,750 per year. Company contributions vest 20% per year of service beginning with the third year of service.

     The Company also maintains for all of its full-time employees health and major medical insurance, dental insurance, long-term disability and accidental death and dismemberment insurance. Term life insurance is provided to each full time employee in an amount equal to such employee's annual base salary up to a maximum coverage of $50,000.

EMPLOYMENT AGREEMENTS


     Upon consummation of the Offerings, the Company expects to enter into employment agreements with Messrs. Bizzaro and Reynolds that will extend through May 31, 2002 and May 31, 2000, respectively. The annual base salary for Messrs. Bizzaro and Reynolds will be $325,000 and $250,000, respectively, and will increase $25,000 and $20,000, respectively, in each successive year. In addition, Messrs. Bizzaro and Reynolds will be eligible for bonuses up to a maximum of 150% of their annual base salaries and will receive options to purchase 220,000 shares and 120,000 shares, respectively, of Class A Common Stock. The agreements will contain customary confidentiality and non-competition provisions.


     The Company and Messrs. Blair, Krzeski, Mastroianni and Young (the "Executives") entered into employment agreements (the "Employment Agreements") effective June 1, 1994, which, as of May 31, 1995, continue on a month-to-month basis until otherwise renewed or terminated. Pursuant to the terms of the Employment Agreements, the base salary per year for Messrs. Blair, Krzeski, Mastroianni and Young is $145,000, $85,000, $85,000, and $110,000, respectively. Each Employment Agreement provides that the Company can increase or decrease the Executive's base salary, consistent with general salary increases or decreases, as the case may be, or as appropriate in light of the performance of the Company and the Executive. In addition to the base salary that each Executive receives pursuant to the Employment Agreements, each Executive is entitled to an annul bonus in an amount equal to a percentage of the Executive's base salary (prorated for a partial year) corresponding to a percentage of the annual performance and profitability goal of the Company (as set forth therein).

     Effective January 1, 1997, Mr. Kashenberg and the Company entered into a Severance Agreement and General Release of All Claims which provides that the employment relationship between the Company and Mr. Kashenberg terminated as of December 31, 1996. As consideration for his resignation from the Company and the discharge of all the Company's obligations to Mr. Kashenberg under his employment agreement and the Management Incentive Agreements, the Company paid Mr. Kashenberg $180,000. In addition, the Company and Mr. Kashenberg entered into a Consulting and Noncompetition Agreement pursuant to which the Company engaged Mr. Kashenberg as an independent contractor for a term beginning on January 1, 1997 and continuing until October 31, 1997. As consideration for services rendered by Mr. Kashenberg under the Consulting and Noncompetition Agreement the Company agreed to pay Mr. Kashenberg approximately $10,400 per month for the term of the agreement. Furthermore, the agreements with Mr. Kashenberg preserve the customary noncompetition provision in Mr. Kashenberg's employment contract beyond the termination of his employment agreement.

RETIREMENT BENEFITS

     Messrs. Bizzaro and Reynolds are parties to separate Retirement Program Benefits Agreements with the Parent pursuant to which each individual, on retirement, will receive, on an annual basis for 20 years, a percentage of his immediately preceding three years average base compensation, (excluding bonus), less certain deductions for the present value of his future social security benefits. The percentage of three years average base compensation actually paid depends upon the individual's age on retirement and years of service with the Company. The benefits are paid in monthly, quarterly or annual payments at the discretion of the Parent. The Parent owns whole life insurance policies on the lives of Messrs. Bizzaro and Reynolds, together with policies on the lives of other executives who are participants in this program (none of whom are employees of the Company). The policies have been contributed to a RABBI Trust of which Sanwa Bank California is the trustee. Collectively, these policies fund the retirement benefits due all participants. The Parent pays the annual premiums on all policies and charges the Company for its portion of the premiums ($250,000 in fiscal 1996), which is part of the corporate allocation between the Parent and the Company. The Parent has accrued retirement benefit obligations to Mr. Bizzaro of $542,000 and to Mr. Reynolds of $94,000 as of May 31, 1996.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Common Stock as of the date hereof, after giving effect to the stock split and the exchange of all of the outstanding shares of common stock of Weider Nutrition for Common Stock. The table indicates beneficial ownership for
(i) each person who is known by the Company to beneficially own more than 5% of any class of the Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group.

                                  SHARES BENEFICIALLY OWNED                    SHARES BENEFICIALLY OWNED
                                  PRIOR TO THE OFFERINGS(1)                       AFTER THE OFFERINGS
                          ------------------------------------------   ------------------------------------------
                                                                                                                     PERCENT OF
                                  NUMBER                PERCENT                NUMBER                PERCENT        TOTAL VOTING
                          ----------------------   -----------------   ----------------------   -----------------    POWER AFTER
          NAME             CLASS A     CLASS B     CLASS A   CLASS B    CLASS A     CLASS B     CLASS A   CLASS B   THE OFFERINGS
------------------------  ---------   ----------   -------   -------   ---------   ----------   -------   -------   -------------
Weider Health and
 Fitness(2).............         --   15,624,807       --%    100.0%          --   15,624,807       --%    100.0%        95.0%
  21100 Erwin Street
  Woodland Hills, CA
  91367
Hornchurch Investments
  Ltd.(3)...............  1,288,103           --     83.0        --    1,288,103           --     15.7        --            *
  Atlantic House
  4-8 Circular Road
  Douglas, Isle of Man
Bayonne Settlement(4)...    171,737           --     11.1        --      171,737           --      2.1        --            *
  24 Union Street
  St. Helier, Jersey
  (U.K.)
Habib Settlement........     34,347           --      2.2        --       34,347           --        *        --            *
  15 Avenue DuFour
  Geneva, Switzerland
Eric Weider.............         --           --       --        --           --           --       --        --           --
Richard B. Bizzaro......         --           --       --        --      505,020           --      6.2        --            *
Robert K. Reynolds......         --           --       --        --      336,680           --      4.1        --            *
Ronald L. Corey.........     57,197           --      3.7        --       57,197           --        *        --            *
Roger H. Kimmel.........         --           --       --        --           --           --       --        --           --
George F. Lengvari......         --           --       --        --           --           --       --        --           --
Richard A. Blair........         --           --       --        --       37,789           --        *        --            *
Steve D. Young..........         --           --       --        --       37,789           --        *        --            *
All executive officers
  and directors as a
  group (8 persons).....     57,197           --      3.7        --      974,475           --     11.9        --            *

---------------
 *  Less than one percent.

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares at a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Messrs. Weider and Lengvari, as executive officers and directors of the Parent, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Parent. Such persons disclaim beneficial ownership of such shares. In addition, shares beneficially owned by the Parent exclude shares held by Hornchurch, Bayonne and Mr. Corey, which such parties have agreed to vote as directed by the Parent.

(3) Hornchurch is a corporation organized under the laws of the Isle of Man and is controlled by a trust, the beneficiaries of which are the non-Canadian resident children of Richard J. Renaud, formerly a director of the Company. The trust that controls Hornchurch is administered by an independent trustee. Mr. Renaud disclaims beneficial ownership of such shares.

(4) Bayonne Settlement is a trust organized under the laws of Jersey (U.K.), of which family members of George F. Lengvari are included among the beneficiaries. Bayonne Settlement is administered by an independent trustee. Mr. Lengvari disclaims beneficial ownership of such shares.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CLASS B DIVIDEND

     In connection with the Offerings, the Company intends to pay to the Parent (the sole holder of Class B Common Stock) a one-time dividend in the amount of $25.0 million at the closing of the Offerings. The Class B Dividend is conditioned upon the closing of the Offerings. See "Use of Proceeds" and "Description of Capital Stock -- Common Stock." In the past, the Company made distributions to the Parent. After the Offerings, the Company will no longer make distributions to the Parent in excess of those declared to all stockholders of the Company. See Note 9 to the Company's consolidated financial statements.

PARENT NOTE

     Under the terms of the Parent Note, the Company is obligated to pay to the Parent the principal amount of $15.0 million on substantially the same terms as those applicable to the revolving line of credit under the Existing Credit Agreement.

ADVERTISING AGREEMENT

     The Company and Weider Publications are parties to an Advertising Agreement (the "Advertising Agreement") under which the Company is obligated (pursuant to an annually updated notification in connection with the Company's budget) to purchase a minimum number of advertising pages in each of the publications of Weider Publications each month at a price below that charged to unaffiliated third party advertisers. The advertising the Company purchases under the Advertising Agreement will be priced at the direct production cost per page (the "Ad Page Rate") for each publication for the first five years and at premiums to the Ad Page Rate in subsequent years. The Ad Page Rate for each publication will be determined on an annual basis in accordance with the terms of the Advertising Agreement. The Ad Page Rate shall not apply to any company or business acquired by the Company after December 31, 1996. Should Weider Publications develop or acquire new publications during the term of the Advertising Agreement, the Company will have the right, but not the obligation, to purchase advertising in such publications on terms similar to those covering Weider Publications' existing publications. The Advertising Agreement has a ten-year term and is subject to termination by either party if certain specified events occur, including a change of control of the Parent or an initial public offering of Weider Publications. Although management believes that upon termination of the Advertising Agreement the Company will be able to secure advertising at similar rates, there can be no assurance that advertising at such rates will be available.

CERTAIN INTERNATIONAL ACQUISITIONS AND ROYALTY ARRANGEMENTS

     In connection with its strategy to expand its nutritional supplements business in international markets, the Company has acquired or licensed from related parties certain assets and distribution rights. The Company recently acquired manufacturing capabilities in the United Kingdom, Spain and Canada and recently licensed international rights to use the Weider name and trademarks. The Company now controls distribution rights for the Weider name and trademarks worldwide, except for Australia, New Zealand, Japan and South Africa. Sales under these license arrangements are subject to certain royalty arrangements; however, the Company is not required to pay any royalties with respect to sales of its products in the United States, Canada, Mexico, Spain or Portugal (the "Royalty-Free Territories").

     Effective January 1, 1996, the Company acquired certain net assets in Europe of Weider U.K. and affiliated entities, all related parties, for $1.5 million. Net assets acquired amounted to $48,942 and were recorded at their historical cost. The remaining excess purchase price of approximately $1.4 million plus other acquisition costs amounting to $250,000 were charged to retained earnings as a distribution to the Parent. The Company acquired assets of Weider Canada for $4.0 million in September 1996 ($3.0 million was paid in cash and $1.0 million was in the form of an earnout to be paid $40,000 per month for 25 months). In connection with the purchase of Weider Canada, on September 1, 1996, the Company agreed to lease a 24,623 square foot office and warehouse facility in Montreal from Ben Weider (the "Weider Canada Lease"). The Weider Canada Lease has a two-year term and an annual base rent of $98,492.

     The Company obtained the exclusive right to use the Weider name and trademarks outside of the Royalty-Free Territories throughout the world, with the exceptions of Australia, New Zealand, Japan and South Africa, pursuant to a sublicense agreement dated December 1, 1996 with Mariz Gestao E Investimentos Limitada ("Mariz"). Mariz is a company incorporated under the laws of Portugal and owned by a trust of which the family members of George F. Lengvari, a director of the Company, are included among the beneficiaries. Mariz obtained its exclusive international rights to use the Weider name and trademarks pursuant to a license agreement, effective June 1, 1994, between Mariz and Joe Weider, Ben Weider, Weider Sports Equipment and the Parent (the "Licensors"). Pursuant to the license agreement with Mariz, the Company is required to make annual royalty payments to Mariz commencing on December 1, 1998 on sales of the Company's brands in existence on December 1, 1996 in countries covered by the agreement. The royalty payments are to be equal to (i) 4% of sales up to $33.0 million; (ii) 3.5% of sales greater than $33.0 million and less than $66.0 million; (iii) 3.0% of sales from $66.0 million to $100.0 million; and (iv) 2.5% of sales over $100.0 million. In addition, the sublicense agreement with Mariz includes an irrevocable buy-out option exercisable by the Company after May 31, 2002 for a purchase price equal to the greater of $7.0 million or 6.5 times the aggregate royalties paid by the Company in the fiscal year immediately preceding the date of the exercise of the option.

TRANSFER OF INTELLECTUAL PROPERTY

     In July 1985, the Parent and Joe Weider entered into an agreement pursuant to which the Parent was granted all rights, title and interest in and to a system of weight training known as "The Weider System" and the exclusive right to use of the name "Joe Weider" within the continental United States. As consideration for such grants, the Parent agreed to pay Joe Weider approximately $620,000 over seven years through May 31, 1992 and $450,000 for each year thereafter for the rest of his lifetime (of which $250,000 is paid by the Company). The Parent's right to use the "The Weider System" and "Joe Weider" survives the death of Joe Weider. Since the transfer by Joe Weider of such intellectual property to the Parent in 1985, the Parent has developed approximately 80 related federal trademark registrations and approximately 108 related trademark applications that are used in the nutritional supplements business.

     Effective September 1, 1996, the Parent assigned to the Company substantially all such intellectual property. The Parent retained three trademarks used in both the Company's nutritional supplements business and the Parent's body building and exercise equipment divisions; however, the Parent entered into a Trademark and License Agreement granting to the Company a perpetual, royalty-free, fully paid license to use such trademarks for its nutritional supplements business. In addition, each of Weider Nutrition, Schiff Products and American Nutrition Bars assigned to the Company all trademarks it owned and either registered in the United States or filed applications for registration in the United States for the nutritional supplements business.

HORNCHURCH INVESTMENTS LIMITED

     Effective June 1, 1994, the Company sold Common Stock representing a 15% ownership interest to Hornchurch, a related party. As consideration for such Common Stock, the Company received from Hornchurch certain equity and debt instruments of Hornchurch. Concurrent with the sale of such Common Stock to Hornchurch, the Company declared and paid a dividend of that consideration to Parent. The sale was recorded at the net book value of the Common Stock issued ($4,114,338) and no gain or loss was recognized. Subsequently thereto, Parent acquired a portion of the shares of Class A Common Stock held by Hornchurch in a series of transactions, thereby reducing Hornchurch's ownership interest in the Company to 7.5% of the outstanding Common Stock of the Company prior to giving effect to the Offerings. After giving effect to the Offerings, Hornchurch will own 1,288,103 shares of Class A Common Stock, representing 15.7% of the outstanding Class A Common Stock and 5.4% of the outstanding Common Stock.

TAX SHARING AND INDEMNIFICATION AGREEMENT

     Prior to the consummation of the Offerings, the Company, on behalf of itself and its subsidiaries, and the Parent, on behalf of itself and its subsidiaries, will enter into a Tax Sharing and Indemnification Agreement (the "Tax Agreement"). The Tax Agreement generally provides that the Parent is responsible for all taxes due with respect to taxable periods ending on or prior to the closing of the Offerings (other than taxes for such periods relating to the Company and its subsidiaries, for which the Company is responsible) and that the Company is responsible for taxes of the Company and its subsidiaries due with respect to all subsequent taxable periods. Subject to certain limitations, the Company (and its subsidiaries) will be indemnified by the Parent, and the Parent (and its subsidiaries) will be indemnified by the Company, against payment of a tax liability properly allocable to the other under the agreement. In addition, the Tax Agreement generally supersedes a tax sharing agreement between Weider Nutrition, on behalf of itself and its subsidiaries, and the Parent (the "Prior Tax Sharing Agreement"). With certain exceptions, the Prior Tax Sharing Agreement will be terminated as of the closing of the Offerings. The Prior Tax Sharing Agreement generally allocated to Weider Nutrition liability for taxes of Weider Nutrition and its subsidiaries, calculated as if Weider Nutrition and its subsidiaries filed tax returns separately from the Parent.

CERTAIN RELATIONSHIPS OF DIRECTORS

     Eric Weider, Chairman of the Board of Directors of the Company, is currently President, Chief Executive Officer and a director of the Parent. Mr. Lengvari, a director of the Company, is currently Vice Chairman and a director of the Parent. Messrs. Weider and Lengvari will continue to serve as directors of the Parent after the Offerings. In addition, Mr. Lengvari's family members are included among the beneficiaries under the Bayonne Settlement, a trust that owns 11.1% of the Class A Common Stock outstanding prior to the Offerings. In addition, Mariz, a company owned by a trust of which family members of George F. Lengvari, a director of the Company, are included among the beneficiaries, was granted the exclusive right to use the Weider name and trademarks outside of the United States, Canada and Mexico. The Company has sublicensed such rights from Mariz. See "Certain Relationships and Related Party Transactions -- Transfer of Intellectual Property."

     Ronald L. Corey received fees from the Parent in connection with consulting services rendered to the Parent in fiscal 1996. Latham & Watkins, of which Roger
H. Kimmel, a director of the Company, is a partner, performed legal services for the Parent during the Parent's fiscal year ended May 31, 1996.

MANAGEMENT INCENTIVE AGREEMENTS

     The Company entered into Management Incentive Agreements pursuant to which certain employees of the Company were granted Performance Units as incentive compensation. The Performance Units entitle the Recipients to a cash payment or, at the option of the Company, shares of Class A Common Stock upon the conversion of the Performance Units. In accordance with the terms of the Management Incentive Agreements, the Performance Units may be converted by the Recipients upon the occurrence of certain events, including the Offerings. Simultaneously with the Offerings, the Company intends to pay in full the amounts owed to Recipients under the Management Incentive Agreements in Class A Common Stock or, at the election of the Recipient, in cash and Class A Common Stock, with the number of shares of such Class A Common Stock to be determined using the initial public offering price in the Offerings and with the amount of cash to be paid not to exceed 45% of the value of such Recipient's Performance Units. In connection with such payment, the Company expects to issue no more than 992,856 shares of Class A Common Stock to Recipients under the Management Incentive Agreements, assuming an initial public offering price of $15.00, the midpoint of the range set forth on the cover page of this Prospectus. See
"Management -- Management Incentive Agreements." In connection with the sale of a sister subsidiary by the Parent in 1994, Messrs. Bizzaro and Reynolds converted a portion of their Performance Units for which Mr. Bizzaro received $531,777 and Mr. Reynolds received $354,517.

LOAN TO MR. BIZZARO

     The Company loaned Mr. Bizzaro, President and Chief Executive Officer of the Company, $200,000 pursuant to a promissory note dated August 15, 1994. Borrowings under the promissory note bear interest at the rate of 7% per annum and mature on August 15, 2000. Borrowing under the note outstanding at the closing of the Offerings will be offset by amounts payable to Mr. Bizzaro under his Management Incentive Agreement. The note is secured by a deed of trust to property owned by Mr. Bizzaro. At February 28, 1997, approximately $235,000 in principal and interest was outstanding under the promissory note.

SURF CITY SQUEEZE

     Surf City Squeeze, Inc., an Arizona corporation ("Surf City Squeeze"), is a customer of the Company that operates retail sales outlets for beverages that contain certain of the Company's products. The Parent is the controlling member in Surf Ventures L.L.C., the principal member of Surf City Squeeze. Messrs. Bizzaro, Reynolds and Kimmel and Mr. Richard J. Renaud, individually, and trusts of which (i) the family of Mr. George F. Lengvari are included as beneficiaries and (ii) the non-Canadian resident children of Mr. Richard J. Renaud are included as beneficiaries, are also members of Surf Ventures, L.L.C. The Company had $754,000 in sales to Surf City Squeeze in fiscal 1996. The Company's products sold to Surf City Squeeze are competitively priced. The Company is not the exclusive supplier of nutritional supplement products to Surf City Squeeze. On January 13, 1997, Surf City Squeeze filed a petition for bankruptcy protection pursuant to Chapter 11 of the Bankruptcy Act. The Company's operating results were not, and are not expected to be, materially impacted by Surf City Squeeze's bankruptcy filing.

KASHENBERG SEVERANCE AGREEMENT

     Effective January 1, 1997, Mr. Kashenberg and the Company entered into a Severance Agreement and General Release of All Claims which provided that the employment relationship between the Company and Mr. Kashenberg terminated as of December 31, 1996. As consideration for his resignation from the Company and the discharge of all the Company's obligations to Mr. Kashenberg under his employment agreement and the Management Incentive Agreements, the Company paid Mr. Kashenberg $180,000. In addition, the Company and Mr. Kashenberg entered into a Consulting and Noncompetition Agreement pursuant to which the Company engaged Mr. Kashenberg as an independent contractor for a term beginning on January 1, 1997 and continuing until October 31, 1997. As consideration for services rendered by Mr. Kashenberg under the Consulting and Noncompetition Agreement the Company agreed to pay Mr. Kashenberg approximately $10,400 per month for the term of the agreement. Furthermore, the Consulting and Noncompetition Agreement provides that the customary noncompetition provision in Mr. Kashenberg's employment contract survives the termination of his employment.

INTEREST PAID TO PARENT

     While the Parent and its subsidiaries, including the Company, are parties to the Existing Credit Agreement, the Parent administers the Existing Credit Agreement on behalf of all of its subsidiaries, including the Company, arranging borrowings and servicing the debt for its subsidiaries. The Parent is the principal guarantor, and the Company is the principal borrower, under the Existing Credit Agreement. The Parent charges its subsidiaries, including the Company, interest on borrowings under the Existing Credit Agreement, with the Company's portion of such charges (the "Service Charge") bearing interest at prime rate plus 1% (revolving line of credit) and prime rate plus 1 1/4% (term note). The Service Charge exceeds the interest paid to GECC by the Parent on such borrowings due primarily to lower contracted rates offered under the Existing Credit Agreement of LIBOR plus 2 1/4% on revolver loans and LIBOR plus 2 1/2% on term loans. The Service Charge amounted to approximately $113,000, $378,000 and $485,000 in fiscal 1995 and 1996 and for the nine month period ended February 28, 1997, respectively. The Company did not borrow under any prior credit agreements. The Service Charge was discontinued by the Parent as of March 1, 1997. See Notes 5 and 9 to the Company's consolidated financial statements.

     In addition, the Company has intercompany indebtedness owed to Parent which was incurred primarily in connection with certain acquisitions and taxes payable by the Parent on behalf of the Company pursuant to a tax sharing agreement. The intercompany indebtedness to Parent is adjusted daily for changes in the Company's cash "sweep" position in the consolidated cash management system. The Parent charges the Company interest on the intercompany indebtedness at prime rate plus an interest rate spread as set forth in the credit agreement in effect (1 1/4% as of February 28, 1997). Effective June 1, 1996, $15.0 million of the intercompany indebtedness owed to

Parent was in the form of the Parent Note, which bears interest at the prime rate plus 1% and matures in January 2000. Interest paid to the Parent amounted to approximately $218,000, $103,000, $453,000 and $1,125,000 in fiscal 1994,
1995 and 1996 and the nine months ended February 28, 1997, respectively. See Notes 5 and 9 to the Company's consolidated financial statements.

     The Company intends to repay all borrowings under the Existing Credit Agreement and all intercompany indebtedness owed to Parent with the net proceeds from the Offerings plus borrowings under the New Credit Agreement. See "Use of Proceeds."

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to the Company's Certificate of Incorporation, as in effect on the date hereof, the Company's authorized capital stock consists of (i) 50 million shares of Class A Common Stock, $.01 par value, (ii) 25 million shares of Class B Common Stock, $.01 par value and (iii) 10 million shares of preferred stock, $.01 par value (the "Preferred Stock"). The following summaries of certain provisions of the Common Stock and Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.

COMMON STOCK

     At February 28, 1997, there were 1,551,384 shares of Class A Common Stock outstanding that were held by four stockholders of record and 15,624,807 shares of Class B Common Stock outstanding held by the Parent. Each holder of Class A Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B Common Stock is entitled to ten votes per share on the applicable record date and is entitled to vote, together with the holders of the Class A Common Stock, on all matters which are subject to shareholder approval. The holders of shares of the Class A Common Stock shall not have the right to convert their shares of Class A Common Stock into any other securities of the Company. The holders of shares of the Class B Common Stock at their election shall have the right, at any time or from time to time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock, on a one to one basis, by delivery to the Company of the certificates representing such shares of Class B Common Stock duly endorsed for such conversion.

     Any shares of the Class B Common Stock that are transferred will automatically convert into shares of the Class A Common Stock, on a one to one basis effective as of the date on which certificates representing such shares are presented for transfer on the books of the Company, unless transferred to a Permitted Transferee. A Permitted Transferee generally means an affiliate of the Parent. In certain circumstances set forth in the Certificate of Incorporation, the change in ownership or control of a record or beneficial holder of Class B Common Stock will also result in the conversion of such holder's Class B Common Stock into Class A Common Stock. The Certificate of Incorporation also provides that the Company will not register the transfer of any shares of Class B Common Stock unless the transferee and the transferor of such Class B Common Stock have furnished such affidavits and other proof as the Company may reasonably request to establish that such proposed transferee is a Permitted Transferee.

     Subject to the rights of the holders of any outstanding Preferred Stock and except for the Class B Dividend, each holder of Common Stock on the applicable record date is entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, each holder of Common Stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. In addition, the Certificate of Incorporation provides that in the case of certain business combinations, all holders of the Common Stock shall share ratably and equally in all consideration paid to stockholders of the Company in connection with such business combination. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable, and the shares of Class A Common Stock to be issued upon the closing of the Offerings, when issued and sold as contemplated by this Prospectus, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 10 million shares of Preferred Stock. The Board of Directors is authorized to divide the Preferred Stock into one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations, or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors may, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects. There are currently no shares of Preferred Stock outstanding and the Company has no current intention to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law (the "DGCL"). The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation and the Bylaws of the Company allow for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. Prior to the Offerings, the Company also plans to obtain officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Following the consummation of the Offerings, the Company will be subject to the "business combination" statute of the DGCL. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the board of directors of the corporation prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned, by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

SECTION 228 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation contains no such provision, and, therefore, pursuant to Section 228 and the Bylaws, stockholders holding a majority of the voting power of the Common Stock will be able to effect most corporate matters requiring stockholder approval by written consent, without the need for a duly-noticed and duly-held meeting of stockholders. Following the consummation of the Offerings, the Parent holdings of Class B Common Stock will represent approximately 95.0% of the voting power of the Common Stock. See "Risk Factors -- Control by Principal Stockholder."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York. Its telephone number is (212) 815-2728.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market following the Offerings, or the perception that such sales could occur, could adversely affect the market price of the Common Stock.


     Upon the completion of the Offerings, the Company will have 8,186,240 shares of Class A Common Stock outstanding and 15,624,807 shares of Class B Common Stock outstanding. Of these shares, the 5,600,000 shares of Class A Common Stock sold in the Offerings will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 2,586,240 shares of Class A Common Stock and 15,624,807 shares of Class B Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements under the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. The existing stockholders of the Company prior to the completion of the Offerings, who hold 17,176,191 shares of Common Stock, have entered into lock-up agreements under which such stockholders have agreed not to offer, sell or otherwise dispose of any shares or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of Credit Suisse First Boston Corporation. Upon expiration of the lock-up agreements, 17,141,844 shares of Common Stock will become available for sale in the public market, subject to volume and manner of sale limitations pursuant to Rule 144 and 1,459,840 of such shares will be freely tradeable under Rule 144.


     In general, under Rule 144 as in effect after April 29, 1997, commencing 90 days after the date of this Prospectus, a person who has beneficially owned shares for at least one year is eligible to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares then outstanding or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also generally subject to certain notice requirements and to the availability of specified current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a proposed sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, volume limitation, notice or public information provisions of Rule 144.

     Approximately 90 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the Stock Option Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act, subject to restrictions on resale contained in the Stock Option Plan.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership and disposition of Class A Common Stock by a holder that is an individual, corporation, estate or trust and, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, a partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Class A Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% (or at a reduced tax treaty rate), unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax. Non-United States Holders should consult their tax advisors concerning any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above.

GAIN ON DISPOSITION

     A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or is likely to become). Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult their own tax advisors concerning any applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (for United States estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company generally must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

     Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Class A Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Class A Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Class A Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will, in certain circumstances, be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PROPOSED REGULATIONS

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently proposed United States Treasury regulations that are proposed to be effective for payments made after December 31, 1997 (the "Proposed Regulations"), however, a Non-United States Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. Under the Proposed Regulations, dividend payments would also be made subject to information reporting and backup withholding unless these applicable certification requirements are satisfied. In addition, under the Proposed Regulations, in the case of Class A Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

UNITED STATES FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT

     Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." The Company does not believe that it is a United States real property holding corporation as of the date hereof, although it has not conducted or obtained an appraisal of its assets to determine whether it is now or will be a United States real property holding corporation. If it is not established that the Company is not a United States real property holding corporation, then, unless an exemption applies, shares of the Class A Common Stock would be treated as United States real property interests. As discussed below, however, an exemption should apply to the Class A Common Stock except with respect to a Non-United States Holder whose beneficial ownership of Class A Common Stock exceeds 5% of the total fair market value of the Class A Common Stock.

     An interest in a United States corporation generally will not be treated as a United States real property interest if, at any time during the calendar year, any class of stock of the corporation is "regularly traded" on an established securities market (the "regularly-traded exemption"). The Company believes that, following the consummation of the Offerings, the Company's Class A Common Stock will be regularly traded on an established securities market within the meaning of the applicable regulations, although there can be no assurance that the Class A Common Stock, if so traded, will remain regularly traded. The remainder of this discussion assumes that the Class A Common Stock is and will remain regularly traded on an established securities market.

     The regularly-traded exemption is not available to a regularly traded interest (such as the Class A Common Stock) if such interest is owned by a person who beneficially owns (actually or constructively) more than 5% of the total fair market value of that class of interests at any time during the five-year period ending on the date of disposition of such interest or other applicable determination date. Accordingly, except with respect to a sale or other disposition of Class A Common Stock by a Non-United States Holder whose aggregate beneficial ownership has exceeded that 5% threshold, no withholding or income taxation under the FIRPTA rules should be required with respect to the sale, exchange or other disposition of Class A Common Stock by a Non-United States Holder.

     Any investor that may approach or exceed 5% ownership, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement, dated             , 1997 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, Salomon Brothers Inc, Adams, Harkness & Hill, Inc. and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of U.S. Shares:

                                                                                NUMBER OF
                                                                                  U.S.
                                U.S. UNDERWRITERS                                SHARES
    --------------------------------------------------------------------------  ---------
    Credit Suisse First Boston Corporation....................................
    Salomon Brothers Inc......................................................
    Adams, Harkness & Hill, Inc...............................................
    Hambrecht & Quist LLC.....................................................

                                                                                -----------
              Total...........................................................  4,480,000
                                                                                ===========

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all of the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company has entered into a Subscription Agreement, dated             ,
1997 (the "Subscription Agreement"), with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the U.S. Underwriters and the Managers options, each exercisable by Credit Suisse First Boston Corporation ("CSFBC"), and expiring at the close of business on the thirtieth (30th) day after the date of this Prospectus, to purchase an aggregate of up to 840,000 additional shares at the initial public offering price, less the underwriting discounts or commissions, all as set forth on the cover page of this Prospectus. Such options may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that these options to purchase are exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the sum of the total number of shares of Class A Common Stock in such tables.

     The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $     per share, and the U.S. Underwriters and such
dealers may allow a discount of $     per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the public offering price, concession and discount to dealers will be made only upon mutual agreement of CSFBC, as representative of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL") on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock in the United States or Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident of the United States or Canada or
(ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment advisor with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by CSFBC, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Class A Common Stock.

     The Company and all of its current stockholders, directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file, or cause to be filed, with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, excepting, in the case of the Company, grants of employee stock options or rights pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

     The Representatives, on behalf of the U.S. Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when Class A Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The U.S. Underwriters have reserved up to 280,000 shares of Class A Common Stock offered hereby for sale to certain directors, officers and employees of the Company and its affiliates, business affiliates and related persons who have expressed an interest in purchasing such reserved shares at the initial public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such persons will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

     Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "WNI." In compliance with New York Stock Exchange listing requirements, the Underwriters will sell round lots of 100 or more shares of Class A Common Stock to a minimum of 2,000 beneficial owners.

     The Underwriters have advised the Company that discretionary sales will not exceed 5% of the shares of Class A Common Stock offered hereby.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The shares of Class A Common Stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of a share of Class A Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by such purchaser pursuant to the Offerings. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Class A Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Class A Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in Class A Common Stock in their particular circumstances and with respect to the eligibility of Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock offered in the Offerings will be passed upon for the Company by Latham & Watkins, New York, New York. Roger H. Kimmel, a director of the Company, is a partner of Latham & Watkins. Certain legal matters in connection with the Offerings will be passed upon for the U.S. Underwriters and Managers by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Weider Nutrition International, Inc. at May 31, 1995 and 1996 and for the years ended May 31, 1994, 1995 and 1996 appearing in this Prospectus and the Registration Statement of which this Prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") relating to the Class A Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements contained in this Prospectus as to the content of any contract or any other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at is regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, certain information on file with the Commission can be accessed via the Commission's Internet home page at http://www.sec.gov/. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                      WEIDER NUTRITION INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................  F-2

Consolidated Balance Sheets at May 31, 1995 and 1996 and unaudited at February 28,
  1997................................................................................  F-3

Consolidated Statements of Income for the Years Ended May 31, 1994, 1995 and 1996
  and unaudited for the Nine Months Ended February 28, 1996 and 1997..................  F-4

Consolidated Statements of Stockholders' Equity for the Years Ended May 31, 1994,
  1995 and 1996 and unaudited for the Nine Months Ended February 28, 1997.............  F-5

Consolidated Statements of Cash Flows for the Years Ended May 31, 1994, 1995 and 1996
  and unaudited for the Nine Months Ended February 28, 1996 and 1997..................  F-6

Notes to Consolidated Financial Statements............................................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Weider Nutrition International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Weider Nutrition International, Inc. and subsidiaries (collectively, the "Company") as of May 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Weider Nutrition International, Inc. and subsidiaries at May 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
July 10, 1996
(September 26, 1996 as to last
paragraph in Note 5 and the "Litigation" paragraph of Note 7)

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             MAY 31, 1995 AND 1996 AND UNAUDITED FEBRUARY 28, 1997
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               FEBRUARY 28, 1997
                                                                           -------------------------
                                                                                          PRO FORMA
                                                   1995         1996       UNAUDITED      UNAUDITED
                                                  -------     --------     ----------     ----------
                                ASSETS
Current assets
  Cash and cash equivalents.....................  $ 2,272     $  1,592      $  1,065
  Accounts receivable, net of allowance for
     doubtful accounts of $150 (1995) and $137
     (1996).....................................   21,497       33,526        34,739
  Other receivables.............................      475        1,035         1,968
  Inventories...................................   18,204       42,382        46,677
  Prepaid expenses and other....................      732        4,806         2,775
  Deferred taxes................................    1,433        2,704         3,053
                                                  -------     --------      --------
     Total current assets.......................   44,613       86,045        90,277
                                                  -------     --------      --------
Property and equipment, net.....................    9,954       21,411        26,298
                                                  -------     --------      --------
Other assets:
  Intangible assets, net........................   14,452       23,783        26,658
  Deposits and other assets.....................      804        1,404         4,918
  Deferred taxes................................      225          504           534
                                                  -------     --------      --------
     Total other assets.........................   15,481       25,691        32,110
                                                  -------     --------      --------
          Total assets..........................  $70,048     $133,147      $148,685
                                                  =======     ========      ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..............................  $11,451     $ 19,093      $ 13,135
  Accrued expenses..............................    1,881        6,668         6,959
  Current portion of long-term debt.............    2,709        9,032         7,456
  Payable to Weider.............................    3,528        3,747           925
                                                  -------     --------      --------
     Total current liabilities..................   19,569       38,540        28,475
                                                  -------     --------      --------
Long-term debt..................................   22,379       55,275        79,907
                                                  -------     --------      --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.01 per share;
     10,000,000 shares authorized, no shares
     issued and outstanding.....................
  Class A and Class B Common Stock, par value
     $1.00 per share; 100,000 shares authorized,
     1,195.17 issued and outstanding............        1            1             1       $      1
  Additional paid-in-capital....................    4,480        4,480         4,480          4,480
  Foreign currency translation..................       --           --          (131)          (131)
  Retained earnings.............................   23,619       34,851        35,953         10,953
                                                  -------     --------      --------
     Total stockholders' equity.................   28,100       39,332        40,303       $ 15,303
                                                  -------     --------      --------
          Total liabilities and stockholders'
            equity..............................  $70,048     $133,147      $148,685
                                                  =======     ========      ========

                See notes to consolidated financial statements.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
       AND UNAUDITED FOR THE NINE MONTHS ENDED FEBRUARY 28, 1996 AND 1997
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               NINE MONTHS ENDED
                                                                                 FEBRUARY 28,
                                                                            -----------------------
                                        1994       1995         1996          1996         1997
                                       -------    -------    -----------    --------    -----------
                                                                                   UNAUDITED
Net sales............................  $67,870    $90,927    $   186,405    $128,448    $   151,407
Cost of goods sold...................   39,287     55,411        116,177      80,419         94,008
                                       -------    -------       --------     -------        -------
Gross profit.........................   28,583     35,516         70,228      48,029         57,399
                                       -------    -------       --------     -------        -------
Operating expenses:
  Selling and marketing..............   12,548     15,472         26,596      18,175         23,415
  General and administrative.........    5,868      6,198         10,924       7,290         10,296
  Amortization of intangible
     assets..........................      813      1,107          2,079       1,570          1,500
  Impairment of intangible assets....       --         --             --          --          2,095
  Research and development...........    1,115      1,449          1,469       1,156          1,539
                                       -------    -------       --------     -------        -------
     Total operating expenses........   20,344     24,226         41,068      28,191         38,845
                                       -------    -------       --------     -------        -------
Income from operations...............    8,239     11,290         29,160      19,838         18,554
                                       -------    -------       --------     -------        -------
Other income (expense):
  Interest, net......................     (245)    (1,079)        (3,736)     (2,748)        (4,673)
  Other..............................   (1,015)       147           (253)       (177)          (423)
                                       -------    -------       --------     -------        -------
     Total...........................   (1,260)      (932)        (3,989)     (2,925)        (5,096)
                                       -------    -------       --------     -------        -------
Income before income taxes...........    6,979     10,358         25,171      16,913         13,458
Provision for income taxes...........    2,845      4,266         10,207       6,858          5,383
                                       -------    -------       --------     -------        -------
Net income...........................  $ 4,134    $ 6,092    $    14,964    $ 10,055    $     8,075
                                       =======    =======       ========     =======        =======
Pro forma net income per common and
  common equivalent share
  (unaudited)........................       --         --    $      0.79          --    $      0.43
                                                                ========                    =======
Pro forma common and common
  equivalent shares outstanding
  (unaudited)........................       --         --     18,842,858          --     18,842,858
                                                                ========                    =======
Supplemental pro forma net income per
  common and common equivalent share
  (unaudited)........................       --         --    $      0.71          --    $      0.43
                                                                ========                    =======
Supplemental pro forma common and
  common equivalent shares
  outstanding (unaudited)............       --         --     23,811,047          --     23,811,047
                                                                ========                    =======

                See notes to consolidated financial statements.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
           AND UNAUDITED FOR THE NINE MONTHS ENDED FEBRUARY 28, 1997
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                        CLASS
                                          A                         FOREIGN
                                        AND B      ADDITIONAL      CURRENCY
                                        COMMON      PAID-IN       TRANSLATION     RETAINED
                                        STOCK       CAPITAL       ADJUSTMENTS     EARNINGS      TOTAL
                                        ------     ----------     -----------     --------     -------
Balance at June 1, 1993...............   $  1        $   --          $  --        $ 19,485     $19,486
  Net income..........................     --            --             --           4,134       4,134
  Distributions to Weider.............     --            --             --            (674)       (674)
                                         ----        ------          -----         -------     -------
Balance at May 31, 1994...............      1            --             --          22,945      22,946
  Net income..........................     --            --             --           6,092       6,092
  Issuance of common stock............     --         4,480             --              --       4,480
  Distributions to Weider.............     --            --             --          (5,418)     (5,418)
                                         ----        ------          -----         -------     -------
Balance at May 31, 1995...............      1         4,480             --          23,619      28,100
  Net income..........................     --            --             --          14,964      14,964
  Distributions to Weider.............     --            --             --          (3,732)     (3,732)
                                         ----        ------          -----         -------     -------
Balance at May 31, 1996...............      1         4,480             --          34,851      39,332
  Net income (unaudited)..............     --            --             --           8,075       8,075
  Distributions to Weider
     (unaudited)......................     --            --             --          (6,973)     (6,973)
  Foreign currency translation
     adjustments (unaudited)..........     --            --           (131)             --        (131)
                                         ----        ------          -----         -------     -------
Balance at February 28, 1997
  (unaudited).........................   $  1        $4,480          $(131)       $ 35,953     $40,303
                                         ====        ======          =====         =======     =======

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
       AND UNAUDITED FOR THE NINE MONTHS ENDED FEBRUARY 28, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)


                                                                                 NINE MONTHS ENDED
                                                                                    FEBRUARY 28,
                                                                                --------------------
                                            1994        1995         1996         1996        1997
                                           -------     -------     --------     --------     -------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income.............................  $ 4,134     $ 6,092     $ 14,964     $ 10,055     $ 8,075
  Adjustments to reconcile net income to
     cash provided by (used in) operating
     activities:
     Provisions for bad debts............      101         108           98          156         131
     Deferred tax provision..............     (129)       (911)      (1,550)      (1,901)       (378)
     Depreciation and amortization.......    1,405       2,000        5,001        3,555       4,424
     Impairment loss.....................       --          --           --           --       2,095
  Changes in operating assets and
     liabilities-net of assets acquired:
     Accounts receivable.................      908      (4,240)      (8,219)      (6,866)       (623)
     Other receivables...................      763        (519)        (496)      (3,442)       (732)
     Inventories.........................   (2,086)     (8,928)     (18,452)     (10,779)     (3,504)
     Prepaid expenses and other..........      388         (83)      (3,742)      (3,504)      2,035
     Deposits and other assets...........     (122)         75         (428)         351      (3,457)
     Accounts payable....................    3,156       1,031          881       (2,658)     (6,780)
     Accrued expenses....................     (107)         25         (259)        (260)     (1,248)
                                           -------     -------     --------     --------     --------
       Net cash provided by (used in)
          operating activities...........    8,411      (5,350)     (12,202)     (15,293)         38
                                           -------     -------     --------     --------     --------
Cash flows from financing activities:
  Issuance of common stock...............       --       4,480           --           --          --
  Distributions to Weider................     (673)     (5,418)      (3,731)      (1,555)     (6,973)
  Net increase (decrease) in payable to
     Weider..............................     (463)      1,914          182       23,925      (2,823)
  Proceeds from long-term debt...........    3,445      17,953       35,250        9,500      36,030
  Payments on long-term debt.............   (3,672)     (1,519)      (4,949)      (2,506)    (13,481)
                                           -------     -------     --------     --------     --------
       Net cash provided by (used in)
          financing activities...........   (1,363)     17,410       26,752       29,364      12,753
                                           -------     -------     --------     --------     --------
Cash flows from investing activities:
  Purchase of companies, net of cash
     acquired............................   (1,875)     (8,495)      (9,011)      (9,011)     (5,083)
  Purchase of trademarks.................       --          --         (135)      (1,441)     (1,761)
  Purchase of property and equipment.....   (5,171)     (1,295)      (6,084)      (5,434)     (6,343)
                                           -------     -------     --------     --------     --------
          Net cash used in investing
            activities...................   (7,046)     (9,790)     (15,230)     (15,886)    (13,187)
                                           -------     -------     --------     --------     --------
Effect of exchange rate changes on
  cash...................................       --          --           --           --        (131)
                                           -------     -------     --------     --------     --------
Increase (decrease) in cash and cash
  equivalents............................        2       2,270         (680)      (1,815)       (527)
Cash and cash equivalents, beginning of
  period.................................       --           2        2,272        2,272       1,592
                                           -------     -------     --------     --------     --------
Cash and cash equivalents, end of
  period.................................  $     2     $ 2,272     $  1,592     $    457     $ 1,065
                                           =======     =======     ========     ========     ========


                                                                     (continued)

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
       AND UNAUDITED FOR THE NINE MONTHS ENDED FEBRUARY 28, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

                                                                            NINE MONTHS ENDED
                                                                              FEBRUARY 28,
                                                                           -------------------
                                          1994       1995       1996        1996         1997
                                         ------     ------     -------     ------       ------
                                                                                UNAUDITED
    Cash paid during the year for:
      Interest.........................  $  297     $1,163     $ 3,816     $2,824       $4,684
      Income taxes.....................   3,208      2,279      11,920      7,013        3,400

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In connection with the acquisitions of net assets from other companies, the Company assumed liabilities as follows:

                                                                             NINE MONTHS ENDED
                                                                               FEBRUARY 28,
                                                                            -------------------
                                         1994        1995        1996        1996        1997
                                        -------     -------     -------     -------     -------
                                                                                 UNAUDITED
    Fair value of assets acquired.....  $ 1,004     $ 6,250     $18,497     $18,497     $ 4,472
    Cost in excess of fair value of
      net assets acquired.............    2,508       8,788      11,275      11,275       3,479
    Cash paid, net of cash acquired...   (1,875)     (8,495)     (9,011)     (9,011)     (5,083)
    Debt and liabilities issued.......   (1,226)     (2,000)     (7,063)     (7,063)     (1,300)
                                        -------     -------     -------     --------    -------
    Liabilities assumed...............  $   411     $ 4,543     $13,698     $13,698     $ 1,568
                                        =======     =======     =======     ========    =======

                See notes to consolidated financial statements.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MAY 31, 1994, 1995 AND 1996
                    AND UNAUDITED FOR THE NINE MONTHS ENDED
                               FEBRUARY 28, 1997
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

1.  SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Weider Nutrition International, Inc. and its wholly-owned subsidiaries (collectively, the "Company") which is a majority-owned subsidiary of Weider Health and Fitness ("Weider" or the "Parent"). All significant intercompany accounts and transactions have been eliminated.

     DESCRIPTION OF BUSINESS -- The Company is principally involved in the development, manufacturing and marketing of nutritional supplement products.

     USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS -- Cash equivalents include highly liquid investments with an original maturity of three months or less.

     INVENTORIES -- Inventories are stated at the lower of cost (on a first-in, first-out basis) or market.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expense was $592 (1994), $894 (1995) and $2,922 (1996), computed primarily using the straight-line method over the estimated useful lives of 31 years for buildings and 2 to 7 years for other property and equipment.

     INCOME TAXES -- The Company files consolidated returns with Weider for Federal and state income tax purposes. For financial statement purposes, the Company has provided for income taxes as if it were filing separately. The Company records in its balance sheet deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in different periods for financial statements versus tax returns. Current income taxes payable are included in payable to Weider on the balance sheet.

     NET SALES -- The Company recognizes sales upon shipment of a product to a customer. Allowances are made for uncollectible accounts and future credits. Net sales and receivables included a customer concentration as follows:

                                                            1994        1995         1996
                                                           -------     -------     --------
    Total net sales......................................  $67,870     $90,927     $186,405
    General Nutrition Center ("GNC") net sales...........   18,043      23,600       30,579
    GNC percent of net sales.............................       27%         26%          16%
    GNC percent of receivables...........................       36          28           16

     FINANCIAL INSTRUMENTS -- The Company's financial instruments, when valued using market interest rates, would not be materially different from the amounts presented in the consolidated financial statements.

     INTANGIBLE ASSETS -- Intangible assets are stated at cost and amortized using the straight-line method over the estimated useful lives of the assets as follows:

    Cost in excess of fair value of net assets acquired....................  10 - 15 years
    Patents and trademarks.................................................  10 - 20 years
    Non-compete agreement..................................................  5 years

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

     The Company evaluates the economic factors for determining requisite recovery periods for certain intangible assets on a case by case basis. The Company recognizes amortization of goodwill over periods of 15 to 35 years. Management determined that a 35 year life was appropriate for the goodwill of $2.8 million associated with the Science Foods acquisition. Management anticipates a similar life will be appropriate for goodwill associated with future acquisitions.

     UNAUDITED PRO FORMA NET INCOME PER SHARE -- For purposes of computing the pro-forma net income per share, all references to shares of Common Stock reflect a 14,371.3-for-one stock split ("stock split") which will occur in conjunction with the public offering. The calculation of pro forma net income per common and common equivalent share was determined by dividing pro forma net income by the pro forma common and common equivalent shares outstanding after giving retroactive effect to the stock split and the issuance of 1,666,667 shares of Class A Common Stock the proceeds from which would be necessary to pay the one-time, $25.0 million Class B Dividend and otherwise does not give effect to the offerings of approximately 5,600,000 shares of Class A Common Stock upon effectiveness of the Registration Statement (the "Offerings"). The calculation of supplemental pro forma net income per common and common equivalent share was determined by dividing pro forma net income by the pro forma common and common equivalent shares outstanding after giving retroactive effect to the stock split, the Offerings and the issuance of an aggregate of 1,034,856 shares of Class A Common Stock to senior executives and certain other qualifying employees. The calculation reflects the retirement of debt with the proceeds of the Offerings as if such debt was retired at the beginning of the period (which would have the effect of reducing after-tax interest expense by $2.0 million in fiscal 1996 and $2.2 million in the nine months ended February 28, 1997) but does not give effect to the one-time compensation expense estimated at approximately $19.9 million ($12.0 million, net of tax) arising from the issuance of an aggregate of 1,034,856 shares of Class A Common Stock described above. After giving pro forma effect to such compensation expense, supplemental pro forma net income per common and common equivalent share would be reduced by approximately $0.50 per share. In addition, in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 83, shares issued and share options or warrants granted within one year of or in contemplation of the anticipated initial public offering of Class A Common Stock have been included in the calculation of common share equivalents, using the treasury stock method to determine the dilutive effect of the issuances, as if they were outstanding for all periods presented. There are no dilutive common equivalent shares other than those considered outstanding for all periods presented in accordance with SAB No. 83.

     UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- The consolidated financial statements at February 28, 1997 and for the nine months ended February 28, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company. Management believes the Company's unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended February 28, 1997 have not been audited and are not necessarily indicative of results to be expected for the full fiscal year.

     UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY -- The unaudited pro forma stockholders' equity balance at February 28, 1997 gives effect to the $25.0 million distribution to Weider to be paid after the closing of the Company's anticipated initial public offering but does not give effect to such initial public offering and the use of proceeds therefrom.

     ACCOUNTING STANDARDS -- In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement addresses the accounting for the impairment of long-lived assets, such as property and equipment, certain identifiable intangibles and goodwill related to those assets. Long-lived assets and certain identifiable intangibles are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of the future cash flows is less than the carrying amount of the asset. The statement also requires that long-lived assets and

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES identifiable intangibles be accounted for at the lower of cost or fair value less cost to sell. The Company adopted SFAS No. 121 effective June 1, 1996. Subsequent to May 31, 1996, primarily as a result of the Company's decision to discontinue manufacturing and marketing products containing ephedrine in capsule and tablet form, the Company recognized an impairment of intangible assets relating to the acquisitions of the Excel and Exceed brands of approximately $2.1 million ($1.3 million, net of tax).

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which defines a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method for fiscal years beginning after December 15, 1995 for all employee awards granted after the beginning of such year. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but must, in future years, disclose in a note to the financial statements pro forma net income and earnings per share as if SFAS No. 123 had been applied. The Company has determined that it will not adopt the fair value method but will continue to account for stock-based compensation under APB No. 25 and will provide the requisite disclosure under SFAS No. 123.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" which supersedes Accounting Principles Board Opinion No. 15 "Earnings per Share" and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and provides guidance on other computational changes. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. The Company does not expect the adoption of SFAS No. 128 to have a material impact on the financial position or results of operations of the Company.

2.  INVENTORIES

     Inventories consisted of the following at May 31:

                                                                        1995        1996
                                                                       -------     -------
    Raw materials....................................................  $ 6,628     $16,840
    Work in process..................................................      237       3,165
    Finished goods...................................................   11,339      22,378
                                                                       -------     -------
              Total..................................................  $18,204     $42,383
                                                                       =======     =======

3.  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and consists of the following at May 31:

                                                                        1995        1996
                                                                       -------     -------
    Land.............................................................  $   832     $ 1,679
    Buildings........................................................    6,770       6,970
    Furniture and equipment..........................................    5,055      15,772
    Leasehold improvements...........................................       --       2,616
                                                                       -------     -------
      Sub-total......................................................   12,657      27,037
    Less accumulated depreciation and amortization...................   (2,703)     (5,626)
                                                                       -------     -------
              Total..................................................  $ 9,954     $21,411
                                                                       =======     =======

     In March 1996, the Company purchased a 24-acre parcel of land located in Salt Lake City, Utah for cash of $2,091. The land was subsequently sold to a leasing company for cost and the Company entered into a build-to-suit lease agreement to construct its headquarters and manufacturing facility on the land. The leasing company

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES will spend approximately $16,900 to complete the project. The lease agreement requires the Company to fund any leasehold improvements necessary in excess of $5,852. The lease term will be for 16 years and, lease commitments total approximately $1,855 per year for the first five years and approximately $24,216 in total obligations thereafter. Construction of this facility has commenced and is expected to be completed by mid-1997. Included in prepaid expenses and other is a deposit in escrow of $2,485 related to the sale of the land by the Company and a cash advance to the leasing company which was refunded to the Company in June 1996.

4.  INTANGIBLE ASSETS

     Intangible assets consist of the following at May 31:

                                                                        1995        1996
                                                                       -------     -------
    Cost in excess of fair value of net assets acquired..............  $15,085     $26,360
    Patents and trademarks...........................................    2,237       2,371
    Non-compete agreement............................................      500         500
                                                                       -------     -------
                                                                        17,822      29,231
    Less accumulated amortization....................................   (3,370)     (5,448)
                                                                       -------     -------
              Total..................................................  $14,452     $23,783
                                                                       =======     =======

     The intangible assets result from business combinations accounted for as purchases and are stated at cost. Amortization expense was $813 (1994), $1,107
(1995) and $2,079 (1996).

5.  LONG-TERM DEBT

     Long-term debt consists of the following at May 31:

                                                                         1995        1996
                                                                       --------    --------
    Term note payable to General Electric Credit Corporation ("GECC")
      bearing interest at prime plus 1.25%, quarterly principal
      payments due through February 1997 of $750, through February
      1998 of $1,000, through February 1999 of $1,250 and through
      February 2000 of $1,750 (see Note 9)...........................  $ 10,200    $ 18,250
    $40,000 revolving line of credit to GECC bearing interest at
      prime plus 1%, through January 2000 (see Note 9)...............     9,000      19,700
    Note payable to Weider, unsecured, bearing interest at prime plus
      1.00%, through January 2000....................................        --      15,000
    Note payable to the previous owner of American Body Building in connection with an earnout agreement, due January 1997, subject
      to achieving minimum sales levels (see Note 8).................     2,000       1,000
    Mortgage loan, due in monthly installments of $30 including
      interest at 7.625% due February 2009...........................     3,164       3,078
    Note payable in connection with an earnout agreement from the acquisition of Nion, payable annually, based upon operating
      income as defined (see Note 8).................................        --       5,250
    Note payable to the previous owner of Nion, quarterly
      installments of $151 plus interest at 8% through September 1998
      (see Note 8)...................................................        --       1,209
    Other............................................................       724         820
                                                                       --------    --------
         Total.......................................................    25,088      64,307
    Less current portion.............................................     2,709       9,032
                                                                       --------    --------
         Long-term portion...........................................  $ 22,379    $ 55,275
                                                                        =======     =======

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

     As of May 31, 1996, future payments of long-term debt are due as follows:
$9,031 (1997), $6,343 (1998), $5,607 (1999), $5,359 (2000), $34,810 (2001) and
$3,157 thereafter.

     The notes payable to GECC are secured by all of the real and personal property of Weider and the common stock of the Company. In addition, the notes contain certain covenants, which, among other things, require Weider (i) to maintain specified financial ratios and levels, as defined, and (ii) to restrict additional indebtedness, liens, investments and guarantees; limit payments for dividends, stock repurchases and distributions; limit capital expenditures; and restrict transactions with affiliates. At May 31, 1996, Weider was in compliance with these covenants.

     On September 26, 1996, the Company converted $15,000 of the $18,747 Due to Weider balance to a note payable. Since the Company intended to refinance a portion of the Due to Weider balance as of May 31, 1996 with long-term debt and since this note has been executed, $15,000 of the balance has been classified as long-term debt.

6. INCOME TAXES

     The components of income tax expense were as follows for the years ended May 31:

                                                               1994       1995       1996
                                                              ------     ------     -------
    Current.................................................  $2,974     $5,177     $11,757
    Deferred................................................    (129)      (911)     (1,550)
                                                              ------     ------     -------
              Total.........................................  $2,845     $4,266     $10,207
                                                              ======     ======     =======

     The provision for income taxes differs from a calculated income tax at federal statutory rates as follows:

                                                               1994       1995        1996
                                                              -------    -------    --------
    Computed federal income tax expense at the statutory
      rate of 35%...........................................  $ 2,442    $ 3,625    $  8,810
    Amortization of costs in excess of fair value of net
      assets acquired.......................................      133        133         133
    Meals and entertainment.................................        8         25          31
    State income taxes......................................      228        463       1,221
    Other...................................................       34         20          12
                                                               ------     ------     -------
              Total.........................................  $ 2,845    $ 4,266    $ 10,207
                                                               ======     ======     =======

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

     Deferred income tax assets are included in the balance sheets, as follows:

                                                          1995                      1996
                                                  ---------------------     ---------------------
                                                  CURRENT     LONG-TERM     CURRENT     LONG-TERM
                                                  -------     ---------     -------     ---------
    ASSETS:
      Accounts receivable allowances............  $  351        $  --       $  539        $  --
      Deferred compensation.....................      --          284           --          369
      Accrued vacation and bonuses..............      71           --          112           --
      Capitalization of inventory costs.........     364           --          845           --
      Options and units.........................      --           71           --          272
      State taxes...............................     239           --          727           --
      Non-compete agreement.....................      --           39           --           66
      Basis difference in acquired companies....      --          123           --          118
      Inventory allowance.......................     408           --          481           --
                                                  ------         ----       ------         ----
         Total..................................   1,433          517        2,704          825
                                                  ------         ----       ------         ----
    LIABILITIES:
      Amortization of intangibles...............      --          103           --          105
      Loss on sale of fixed assets..............      --          143           --          147
      Depreciation..............................      --           46           --           69
                                                  ------         ----       ------         ----
         Total..................................      --          292           --          321
                                                  ------         ----       ------         ----
      Deferred income taxes, net................  $1,433        $ 225       $2,704        $ 504
                                                  ======         ====       ======         ====

7.  COMMITMENTS AND CONTINGENCIES

     LEASES -- The Company leases warehouse and office facilities, transportation equipment and other equipment under several operating lease agreements expiring through 2000. As of May 31, 1996, future minimum payments of $3,254 under the noncancelable operating leases are due as follows: $1,403
(1997), $1,095 (1998), $609 (1999), and $147 (2000). Rental expense charged to operations amounted to $612 (1994), $629 (1995), and $1,610 (1996).

     OPTIONS AND UNITS -- The Company has awarded performance units to certain key employees at base values (exercise prices) per unit equal to the book value per share of the Company at the specified award date. The units vest ratably over a ten-year period from the award date except that vesting may be accelerated for certain defined events. The Company shall convert the units to cash or stock at the option of the holder at fair market value less base value in the case of certain defined events, including a merger, sale of stock, sale of all assets or public offering, or equal to book value less base value, on the date of a voluntary termination. The following table sets forth performance units awarded as of May 31, 1995 and 1996:

                                                     NUMBER OF UNITS          PRICE PER UNIT
                                                   -------------------     --------------------
                                                   AWARDED      VESTED       BASE        BOOK
                                                   -------      ------     --------    --------
    MAY 31, 1995:
      Year of grant:
         1991....................................   37.60        17.60     $ 13,406    $ 23,268
         1994....................................   24.00         2.40       19,200      23,268
    MAY 31, 1996:
      Year of grant:
         1991....................................   37.60        20.93       13,406      39,331
         1994....................................   24.00         4.80       19,200      32,909
         1996....................................    6.00          .60       23,663      32,909

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

     The Company recorded compensation expense of $183 (1995) and $500 (1996) in connection with these units.

     LITIGATION -- The Company was involved as a defendant in a lawsuit which alleged unfair competition, false advertising and trademark infringement in connection with the marketing and distribution by the Company of the product METAFORM. In September 1996, this lawsuit was settled with no expense to the Company.

     OTHER LITIGATION -- The Company is involved in various other claims, potential unasserted claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on discussions with legal counsel, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     ROYALTIES -- In conjunction with certain acquisitions, the Company has entered into agreements which require royalty payments on the sales of specific products as follows:

            ROYALTY                        PRODUCT/BRAND               EXPIRATION
-------------------------------    ------------------------------    --------------
2% net sales                       Certain Exceed brand products     December 1998
5% net sales                       Specific Schiff brand products    July 1997
4% net sales                       Specific Weider products          June 2000
2% net sales on first              All bar products                  October 2005
$20,000 3% net sales thereafter

     Royalties paid were approximately $96 (1994), $97 (1995) and $504 (1996).

     Additionally, the Company entered into a sublicense agreement dated December 1, 1996 whereby the Company obtained the exclusive right to use the Weider name and trademarks in certain countries throughout the world. Under the agreement the Company is required to make annual royalty payments to a company owned by a trust of which the family members of a director of the Company are included among the beneficiaries. The royalty payments are to commence on December 1, 1998 on sales of the Company's brands in existence on December 1, 1996 in countries covered by the agreement. The royalty payments are to be equal to 4% of sales to $33.0 million, 3.5% of sales from $33.0 million to $66.0 million, 3.0% of sales from $66.0 million to $100.0 million and 2.5% of sales over $100.0 million. The royalty payments include a buyout option with a purchase price equal to the greater of $7.0 million or 6.5 times the aggregate royalties paid by the Company in the fiscal year immediately preceding the date of the exercise of the option.

     ADVERTISING AGREEMENTS -- The Company and Weider Publications, Inc., a subsidiary of Weider, are parties to an advertising agreement whereby the Company is obligated to purchase a minimum number of advertising pages, as determined monthly, in each of the publications of the subsidiary of Weider at a price determined annually which is below that charged to unaffiliated third party advertisers. This agreement has a ten year term and is subject to termination by either party if certain specified events occur, including a change of control of Weider or an initial public offering of the subsidiary of Weider. Total amounts paid to the subsidiary of Weider in the past for advertising were $699,000, $807,000 and $1,202,000 for each of the years in the three-year period ended May 31, 1996, respectively, and $1,229,000 for the nine months ended February 28, 1997.

     RETIREMENT PLAN -- The Company sponsors a contributory 401(k) savings plan covering all employees who have met minimum age and service requirements. Contributions to this plan were approximately $68, $90 and $112 for the years ended May 31, 1994, 1995 and 1996, respectively, and were included in general and administrative expenses.

8.  ACQUISITIONS

     In December 1993, the Company acquired the Excel brand name with certain associated assets for cash of $1,175 and notes of $3,400 (consisting of potential earnout payments of which $1,226 has been paid and the

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES remaining potential payments of $2,174 are not recorded in the Company's liabilities because the payment of such obligations is uncertain; if such additional earnout payments become required, a corresponding increase in goodwill will be recorded). The Company accounted for this acquisition as a purchase and recognized intangible assets of $2,564 amortized primarily over 15 years.

     Also in December 1993, the Company acquired the Exceed brand name and associated inventory for cash of $700 and assumed certain liabilities of $203. The Company accounted for the acquisition as a purchase and recognized intangible assets of $853 amortized primarily over 15 years.

     In January 1995, the Company acquired certain assets of American Body Building Products, Inc. and two other related companies for cash of $8,620, a note of $2,000 which is related to potential earn out payments (see Note 5) and the assumption of certain liabilities. The Company accounted for this acquisition as a purchase and recognized goodwill of $8,788, which is being amortized over 15 years. American Body Building Products, Inc. manufactures and distributes energy drinks and nutrition bars.

     In June 1995, the Company acquired the assets of National Institute of Nutrition, Inc. (dba Nion Laboratories) ("Nion") for cash of $8,190, notes of $7,063 (including $5,250 relating to potential earnout payments) (see Note 5) and the assumption of certain liabilities. The Company accounted for this acquisition as a purchase and recognized goodwill of $8,149, which is being amortized over 15 years. Nion manufactures and distributes nutritional supplements in capsule and tablet form.

     In October 1995, the Company acquired certain assets of a company ("ANB") for the forgiveness of a note receivable of $850 and the assumption of certain liabilities. The Company accounted for this acquisition as a purchase and recognized goodwill of $3,126, which is being amortized over 15 years. The acquired facility manufactures and distributes nutritional bars.

     In January 1996, the Company purchased net assets with a recorded value of $49 and rights to use the Weider name in England, Ireland and with certain customer accounts in Austria, France and Switzerland for $557 from a commonly controlled entity. The Company incurred liabilities of $250 to the benefit of the commonly controlled entity. As a result, $758 is included in distribution to Weider for the purchase of such assets. The purchase of these assets was accounted for at the historical cost of $49 in the records of the Company and the results of operations have been included since January 1, 1996. Included in distributions to Weider is an additional $900 paid for the rights to use the Weider name in the European countries not included above.

     Effective September 1996, the Company acquired certain assets and international distribution rights from a related party in Canada for $4,000. Of the $4,000 purchase price, $3,000 was paid in cash and $1,000 was in the form of an earnout to be paid $40 per month for 25 months.

     Effective September 1, 1996, the Company acquired trademarks and nutritional supplement operations providing distribution capabilities in primarily Spain and Portugal for a total purchase price of $3,350. Of the $3,350, $500 was paid for certain assets in Spain, $200 was paid as consideration for a covenant not to compete from the seller, $300 was paid as a condition to closing, $500 is to be paid on each of the first and second anniversaries of the closing and $1,350 was paid for certain trademarks.

     Effective January 1, 1997, the Company acquired the net assets of Science Foods, Inc., a competing sports nutrition beverage manufacturer, for $3,900 in cash plus the assumption of $700 in debt.

     The pro forma results of operations of the Company for the years ended May 31, 1995 and 1996 (assuming the Nion and ANB acquisitions had occurred on June 1, 1994) are as follows:

                                                                            1995        1996
                                                                           -------     -------
Revenues.................................................................  119,339     189,518
Net income...............................................................    1,783      14,108

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

9.  RELATED PARTY TRANSACTIONS

     Effective June 1, 1994, the Company sold common stock representing 16 1/3% ownership interest primarily to related parties. As consideration for the common stock, the Company received from these parties certain equity and debt instruments. Concurrent with the sale, the Company declared and paid a dividend of that consideration to Weider. The Company recorded these transactions at the net book value of the common shares exchanged ($4,480) and recognized no gain.

     Payments to reimburse Weider for Company expenses (including primarily insurance, endorsements, retirement benefits, interest and royalties) are summarized as follows for the years ended May 31:

                                                            1994       1995       1996
                                                           ------     ------     ------
        Operating expense................................  $1,896     $1,483     $2,044
        Interest, net....................................     218        897      3,327
        Other............................................     250        250        250
                                                           ------     ------     ------
                                                           $2,364     $2,630     $5,621
                                                           ======     ======     ======

     The payable to Weider is due on demand and bears interest at the same rate as the revolving loans payable to GECC (see Note 5). Interest is payable monthly. Included in net interest above is interest paid to Weider for both the payable to Weider and to reimburse Weider for interest paid to GECC on behalf of the Company. Additionally, included in long-term debt is a note payable to Weider of $15,000 at May 31, 1996 (see Note 5).

     The notes payable to GECC are administered by Weider. Weider is the principal guarantor and the Company is the principal borrower. Weider charges the Company interest on the notes payable to GECC at prime plus 1% (revolving line of credit) and prime plus 1.25% (term note), which includes a service charge for arranging the borrowing and servicing the debt due primarily to lower contracted rates on the notes payable to GECC of LIBOR plus 2.25% and LIBOR plus 2.50%. The service charge amounted to $113,000 and $378,000 for the years ended May 31, 1995 and 1996. The service charge was discontinued by Weider as of March 1, 1997.

     Included in deposits and other assets are loans to officers in principal amount of $200 at May 31, 1995 and 1996.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   14
Dividend Policy.......................   14
Dilution..............................   15
Capitalization........................   16
The Company...........................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   29
Management............................   46
Principal Stockholders................   57
Certain Relationships and Related
  Party Transactions..................   58
Description of Capital Stock..........   63
Shares Eligible for Future Sale.......   65
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................   66
Underwriting..........................   69
Notice to Canadian Residents..........   72
Legal Matters.........................   73
Experts...............................   73
Available Information.................   73
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------

  UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

                                      LOGO

                                 5,600,000 Shares

                              Class A Common Stock
                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                              SALOMON BROTHERS INC

                          ADAMS, HARKNESS & HILL, INC.

                               HAMBRECHT & QUIST
------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


                  SUBJECT TO COMPLETION, DATED APRIL 25, 1997


                                5,600,000 Shares
                                                                            LOGO
                      WEIDER NUTRITION INTERNATIONAL, INC.

                              Class A Common Stock
                                ($.01 par value)

                               ------------------

 All of the shares of Class A Common Stock, par value $.01 (the "Class A Common Stock"), of Weider Nutrition International, Inc. (the "Company") offered hereby are being sold by the Company. Of the 5,600,000 shares of Class A Common Stock being offered, 1,120,000 shares are initially being offered outside the United
      States and Canada (the "International Shares") by the Managers (the "International Offering") and 4,480,000 shares are initially being concurrently offered in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering are identical.

 Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $13.50 and $16.50 per share. For information relating to the factors to be considered in determining the initial public offering price of the Class A
                   Common Stock, see "Subscription and Sale."

  The Class A Common Stock has been approved for listing on the New York Stock
    Exchange under the symbol "WNI" subject to official notice of issuance.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
    AN INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" ON PAGE 7.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    UNDERWRITING
                                                    PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                                     PUBLIC          COMMISSIONS     THE COMPANY(1)
                                                 ---------------   ---------------   ---------------
Per Share....................................           $                 $                 $
Total(2).....................................           $          $                 $

(1) Before deducting expenses payable by the Company estimated at $          .

(2) The Company has granted to the U.S. Underwriters and the Managers options, each exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this prospectus, to purchase an aggregate maximum of 840,000 additional shares to cover over-allotments of shares. If the options are
    exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , and Proceeds to
    the Company will be $          .

     The International Shares are offered by the several Managers when, as and if issued by the Company, delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the
International Shares will be ready for delivery on or about             , 1997,
against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                SALOMON BROTHERS INTERNATIONAL LIMITED
ADAMS, HARKNESS & HILL, INC.                                   HAMBRECHT & QUIST

                       Prospectus dated           , 1997

                                   [ARTWORK]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUBSCRIPTION AND SALE."

(provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

     Currently, the Company has three patent applications submitted to the United States Patent and Trademark Office which are currently under review. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products. See "Business -- Trademarks and Patents."

POTENTIAL SALES AND EARNINGS VOLATILITY

     The Company's sales and earnings continue to be subject to potential volatility based upon, among other things: (i) the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; (ii) the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the expansion of its operations into new markets and the introduction of its products into each such market; (iii) the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; (iv) general conditions in the nutritional supplement industry; and (v) consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers, the Company is highly dependent upon consumers' perception of the safety and quality of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other nutritional supplements similar to the Company's products could adversely affect the Company's results of operations or financial condition. See "-- Effect of Unfavorable Publicity."

     The Company's business is, to some extent, seasonal, with lower sales typically realized during the first and second fiscal quarters and higher sales typically realized during the third and fourth fiscal quarters. The Company believes such fluctuations in sales are the result of greater marketing and promotional activities toward the end of each fiscal year, customer buying patterns, and consumer spending patterns related primarily to consumers' interest in achieving personal health and fitness goals after the beginning of each new calendar year and before the summer fashion season. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality."

COMPETITION

     The nutritional supplement industry is highly competitive. Numerous companies compete with the Company in the development, manufacture and marketing of nutritional supplements. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success depends to a significant extent on the management and other skills of Richard B. Bizzaro, the Chief Executive Officer and President, and Robert K. Reynolds, the Chief Operating Officer, Executive Vice President and Secretary, as well as its ability to retain or attract other skilled personnel. The loss or unavailability of the services of Mr. Bizzaro and Mr. Reynolds could have a material adverse effect on the Company. See "Management -- Employment Agreements."

NO PRIOR PUBLIC MARKET

     Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price for the Class A Common Stock has been determined by negotiations among the Company, the U.S. Underwriters and the Managers based on factors described in this Prospectus under "Subscription and Sale."

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

     In this Prospectus, references to "dollars" and "$" are to United States dollars.

     THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE CLASS A COMMON STOCK IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT OF 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE CLASS A COMMON STOCK, IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "SUBSCRIPTION AND SALE."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUBSCRIPTION AND SALE."

                            ------------------------

                                TABLE OF CONTENTS
                            ------------------------

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   14
Dividend Policy.......................   14
Dilution..............................   15
Capitalization........................   16
The Company...........................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   29
Management............................   46

                                        PAGE
                                        ----
Principal Stockholders................   57
Certain Relationships and Related
  Party Transactions..................   58
Description of Capital Stock..........   63
Shares Eligible for Future Sale.......   65
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................   66
Subscription and Sale.................   69
Legal Matters.........................   72
Experts...............................   72
Available Information.................   72
Index to Consolidated Financial Statements... F-1

                             SUBSCRIPTION AND SALE

     The institutions named below (the "Managers"), have, pursuant to a
Subscription Agreement dated             , 1997 (the "Subscription Agreement"),
severally and not jointly, agreed with the Company to subscribe and pay for the following respective numbers of International Shares as set forth opposite their names:

                                                                               NUMBER OF
                                  MANAGERS                                INTERNATIONAL SHARES
    --------------------------------------------------------------------  --------------------
    Credit Suisse First Boston (Europe) Limited.........................
    Salomon Brothers International Limited..............................
    Adams, Harkness & Hill, Inc. .......................................
    Hambrecht & Quist LLC...............................................

                                                                                ---------
              Total.....................................................        1,120,000
                                                                                =========

     The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers will be obligated to purchase all of the International Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting managers may be increased or the Subscription Agreement may be terminated.

     The Company has entered into an Underwriting Agreement with the U.S. Underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the Managers and the U.S. Underwriters options, each exercisable by Credit Suisse First Boston Corporation, the representative of the U.S. Underwriters, and expiring at the close of business on the thirtieth
(30th) day after the date of this Prospectus, to purchase an aggregate of up to 840,000 additional shares at the initial public offering price, less the underwriting discounts or commissions, all as set forth on the cover page of this Prospectus. Such options may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that these options to purchase are exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the Prospectus relating to the U.S. Offering bears to the sum of the total number of shares of Class A Common Stock in such tables.

     The Company has been advised by Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain dealers at such price less a commission of
$     per share and that the Managers and such dealers may reallow a commission
of $     per share on sales to certain other dealers. After the initial public offering, the public offering price and commission and reallowance may be changed by the Managers.

     The offering price and the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the offering price, the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers will be made only upon mutual agreement of CSFBL, on behalf of the Managers, and Credit Suisse First Boston Corporation ("CSFBC") as representative of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed or will agree that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident of the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment advisor with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount agreed upon by CSFBL, on behalf of the Managers, and CSFBC, as representative of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Class A Common Stock.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that: (i) it has not offered or sold and prior to the date six months after the date of issue of the Class A Common Stock will not offer or sell any Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Company and all of its current stockholders, directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file, or cause to be filed, with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, excepting, in the case of the Company, grants of employee stock options or rights pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

     The Representatives of the U.S. Underwriters, on behalf of the U.S. Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when Class A Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The U.S. Underwriters have reserved up to 280,000 shares of Class A Common Stock offered in the U.S. Offering for sale to certain directors, officers and employees of the Company and its affiliates, business affiliates and related persons who have expressed an interest in purchasing such reserved shares at the initial public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such employees will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company has agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock offered in the Offerings will be passed upon for the Company by Latham & Watkins, New York, New York. Roger H. Kimmel, a director of the Company, is a partner of Latham & Watkins. Certain legal matters in connection with the Offerings will be passed upon for the U.S. Underwriters and Managers by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Weider Nutrition International, Inc. at May 31, 1995 and 1996 and for the years ended May 31, 1994, 1995 and 1996 appearing in this Prospectus and the Registration Statement of which this Prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") relating to the Class A Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements contained in this Prospectus as to the content of any contract or any other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at is regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, certain information on file with the Commission can be accessed via the Commission's Internet home page at http://www.sec.gov/. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Class A Common Stock being registered. All amounts are estimates except the registration and filing fees:


                                   DESCRIPTION                                   AMOUNT
    -------------------------------------------------------------------------  -----------
    Securities and Exchange Commission registration fee......................   $   36,642
    NASD filing fee..........................................................       11,126
    Printing and engraving expenses..........................................      320,000
    Legal fees and expenses..................................................      650,000
    Accounting fees and expenses.............................................      250,000
    Blue Sky fees and expenses...............................................       20,000
    Transfer Agent and Registrar fees........................................       15,000
    Listing fees.............................................................      150,000
    Miscellaneous expenses...................................................       47,232
                                                                                  --------
              Total..........................................................   $1,500,000
                                                                                ==========


---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide for indemnification of personal liability of the directors of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL").
Article VIII of the Bylaws of the Company provides for indemnification of officers and directors to the fullest extent permitted under the DGCL. The Company may, in the discretion of the Board of Directors, indemnify its employees and agents.

     The indemnification therein provided shall not affect any of the rights of those seeking indemnification which they may be entitled to under bylaw, resolutions or otherwise. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Company against liability asserted against him and incurred in or arising out of any such capacity, whether or not the Company would have the power to indemnify him against liability under the provisions of this section provided the same is consistent with Delaware law. The right of any person to be indemnified shall be subject to the right of the Company, in lieu of such indemnity, to settle any claim, action, suit or proceeding at the expense of the Company by the payment of the amount of settlement and the costs and expenses incurred in connection therewith.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the following securities were sold by the Company without registration under the Securities Act of 1933, as amended (the "Securities Act"). All transactions described below have been adjusted to reflect the exchange of each outstanding share of capital stock of Weider Nutrition Group for a share of Common Stock of the Company and the 14,371.3 Stock split of the Common Stock:

          1. Pursuant to a Shareholders Agreement No. 1, effective June 1, 1994, by and between Weider and Hornchurch, Hornchurch purchased, among other things, 858,735 shares of Common Stock (or a 5.0% interest in the outstanding Common Stock of Weider Nutrition Group) and pursuant to a Shareholders Agreement No. 2, effective June 1, 1994, by and between Weider and Hornchurch, Hornchurch purchased, among other things, 1,717,971 shares of Common Stock (or a 10% interest in the outstanding Common Stock of Weider Nutrition Group). The aggregate purchase price for the Common Stock purchased by Hornchurch was approximately $4,845,105. Such stockholder's shares in Weider Nutrition Group were exchanged for Class A Common Stock of Weider Nutrition International, Inc. pursuant to the exchange agreement, effective February 15, 1997, between such stockholders and Weider Nutrition International, Inc.

          2. Pursuant to a Shareholders Agreement, effective June 1, 1994, by and between Weider and Bayonne Settlement, Bayonne Settlement purchased, among other things, 171,737 shares of Common Stock (or a 1.0% interest in the outstanding Common Stock of Weider Nutrition Group). The aggregate purchase price for the Common Stock purchased by Bayonne Settlement was $349,332. Such stockholder's shares in Weider Nutrition Group were exchanged for Class A Common Stock of Weider Nutrition International, Inc. pursuant to the exchange agreement, effective February 15, 1997, between such stockholders and Weider Nutrition International, Inc.

          3. Pursuant to a Shareholders Agreement, effective June 1, 1994, by and between Weider and Ronald Corey, Mr. Corey purchased, among other things, 57,197 shares of Common Stock (or a 0.33% interest in the outstanding Common Stock of Weider Nutrition Group). The aggregate purchase price for the Common Stock purchased by Mr. Corey was $116,444. Such stockholder's shares in Weider Nutrition Group were exchanged for Class A Common Stock of Weider Nutrition International, Inc. pursuant to the exchange agreement, effective February 15, 1997, between such stockholders and Weider Nutrition International, Inc.

     The shares of Common Stock of Weider Nutrition Group and the shares of Class A Common Stock of Weider Nutrition International, Inc. described in the transactions listed above were issued without registration under the Securities Act in reliance upon the exemption provided for by Section 3(a)(9) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


EXHIBIT
  NO.                                             TITLE
-------   -------------------------------------------------------------------------------------
  1.1     Form of Underwriting Agreement.*
  1.2     Form of Subscription Agreement.*
  1.3     Form of Intersyndicate Agreement between U.S. Underwriters and Managers.*
  1.4     Form of Agreement Among Managers.*
  3.1     Amended and Restated Certificate of Incorporation of Weider Nutrition International,
          Inc.*
  3.2     Amended and Restated Bylaws of Weider Nutrition International, Inc.*
  4.1     Form of Class A Common Stock Certificate.*
  5.1     Form of Opinion of Latham & Watkins as to the validity of the Common Stock.*
 10.1     Build-To-Suit Lease Agreement, dated March 20, 1996, between SCI Development Services
          Incorporated and Weider Nutrition Group, Inc.*
 10.2     Agreement by and between Joseph Weider and Weider Health and Fitness.*
 10.3     1997 Equity Participation Plan of Weider Nutrition International, Inc.*
 10.4     Form of Tax Sharing Agreement by and among Weider Nutrition International, Inc., and its subsidiaries and Weider Health and Fitness and its subsidiaries.*
 10.5     Form of Employment Agreement between Weider Nutrition International, Inc. and Richard
          B. Bizzarro.
 10.6     Form of Employment Agreement between Weider Nutrition International, Inc. and Robert
          K. Reynolds.
 10.7     Form of Senior Executive Employment Agreement between Weider Nutrition International,
          Inc. and certain senior executives of the Company.*
 10.8     Advertising Agreement between Weider Nutrition International, Inc. and Weider
          Publications, Inc.*

EXHIBIT
  NO.                                             TITLE
-------   -------------------------------------------------------------------------------------
 10.9     Amended and Restated Shareholders Agreement between Weider Health and Fitness and
          Hornchurch Investments Limited.*
 10.10    Amended and Restated Shareholders Agreement between Weider Health and Fitness,
          Bayonne Settlement and Ronald Corey.*
 10.11    Indemnification Agreement between Weider Nutrition Group, Inc. and Showa Denko
          America.*
 10.12    License Agreement between Mariz Gestao E Investimentos Limitada and Weider Nutrition
          Group Limited.*
 11       Statement regarding computation of per share earnings.*
 21       Subsidiaries of Weider Nutrition International, Inc.*
 23.1     Consent of Deloitte & Touche LLP.
 23.3     Consent of Latham & Watkins (included in Exhibit 5.1)*
 24       Powers of Attorney, included on page II-5.*
 27.1     Financial Data Schedule Summary*

---------------
 * Previously filed.
** To be filed by amendment.

     (b) Financial Statement Schedules.

     Schedule II Valuation and Qualifying Accounts for the Years Ended May 31, 1994, 1995 and 1996.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the U.S. Underwriters and Managers at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the U.S. Underwriters and Managers to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide to the U.S. Underwriters and Managers at the closing specified in the Underwriting Agreement and Subscription Agreement certificates in such denominations and registered in such names as required by the U.S. Underwriters and Managers to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on April 25, 1997.


                                          Weider Nutrition International, Inc.

                                          By: /s/ RICHARD B. BIZZARO
                                              ----------------------------------
                                               Richard B. Bizzaro
                                               Chief Executive Officer and
                                                 President

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                   NAME                                  TITLE                       DATE
------------------------------------------  --------------------------------    ---------------

                    *                       Chairman of the Board and            April 25, 1997
------------------------------------------    Director
               Eric Weider

          /s/ RICHARD B. BIZZARO            Chief Executive Officer,             April 25, 1997
------------------------------------------    President and Director
            Richard B. Bizzaro                (Principal Executive Officer)

          /s/ ROBERT K. REYNOLDS            Chief Operating Officer,             April 25, 1997
------------------------------------------    Executive Vice President and
            Robert K. Reynolds                Director (Principal Financial
                                              and Accounting Officer)

                    *                       Director                             April 25, 1997
------------------------------------------
             Ronald L. Corey

                    *                       Director                             April 25, 1997
------------------------------------------
             Roger H. Kimmel

                    *                       Director                             April 25, 1997
------------------------------------------
            George F. Lengvari

     *By:      /s/ ROBERT K. REYNOLDS
------------------------------------------
             Attorney-in-fact

                                                                     SCHEDULE II

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                FOR THE YEARS ENDED MAY 31, 1994, 1995, AND 1996

                                                        ADDITIONS
                                         BALANCE AT     CHARGED TO
                                         BEGINNING      COSTS AND                        BALANCE AT
              DESCRIPTION                 OF YEAR        EXPENSES      DEDUCTIONS        END OF YEAR
---------------------------------------  ----------     ----------     -----------       -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
1994...................................  $   13,316     $  100,802     $   (64,118)(1)   $    50,000
                                         ----------     ----------     -----------        ----------
1995...................................  $   50,000     $  107,976     $    (7,976)(1)   $   150,000
                                         ----------     ----------     -----------        ----------
1996...................................  $  150,000     $   98,300     $  (111,366)(1)   $   136,934
                                         ----------     ----------     -----------        ----------
ALLOWANCE FOR SALES RETURNS:
1994...................................  $   15,347     $  319,689     $   (18,576)(1)   $   316,460
                                         ----------     ----------     -----------        ----------
1995...................................  $  316,460     $  478,539     $   (40,999)(1)   $   754,000
                                         ----------     ----------     -----------        ----------
1996...................................  $  754,000     $  522,076     $   (57,853)(1)   $ 1,218,223
                                         ----------     ----------     -----------        ----------
INVENTORY RESERVE:
1994...................................  $   69,939     $  354,693     $  (424,632)      $         0
                                         ----------     ----------     -----------        ----------
1995...................................  $        0     $1,440,398     $  (390,397)      $ 1,050,001
                                         ----------     ----------     -----------        ----------
1996...................................  $1,050,001     $2,043,804     $(1,885,703)      $ 1,208,102
                                         ----------     ----------     -----------        ----------

---------------

(1) Amount represents amount written off against the reserve.

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    -------   ---------------------------------------------------------------------  ------------
     1.1      Form of Underwriting Agreement*......................................
     1.2      Form of Subscription Agreement*......................................
     1.3      Form of Intersyndicate Agreement between U.S. Underwriters and
              Managers*............................................................
     1.4      Form of Agreement Among Managers*....................................
     3.1      Amended and Restated Certificate of Incorporation of Weider Nutrition
              International, Inc.*.................................................
     3.2      Amended and Restated Bylaws of Weider Nutrition International,
              Inc.*................................................................
     4.1      Form of Class A Common Stock Certificate*............................
     5.1      Form of Opinion of Latham & Watkins as to the validity of the Common
              Stock*...............................................................
    10.1      Build-To-Suit Lease Agreement, dated March 20, 1996, between SCI
              Development Services Incorporated and Weider Nutrition Group,
              Inc.*................................................................
    10.2      Agreement by and between Joseph Weider and Weider Health and
              Fitness*.............................................................
    10.3      1997 Equity Participation Plan of Weider Nutrition International,
              Inc*.................................................................
    10.4      Form of Tax Sharing Agreement by and among Weider Nutrition
              International, Inc., and its subsidiaries and Weider Health and
              Fitness and its subsidiaries*........................................
    10.5      Form of Employment Agreement between Weider Nutrition International,
              Inc. and Richard B. Bizzarro.........................................
    10.6      Form of Employment Agreement between Weider Nutrition International,
              Inc. and Robert K. Reynolds..........................................
    10.7      Form of Senior Executive Employment Agreement between Weider
              Nutrition International, Inc. and certain senior executives of the
              Company*.............................................................
    10.8      Advertising Agreement between Weider Nutrition International, Inc.
              and Weider Publications, Inc.*.......................................
    10.9      Amended and Restated Shareholders Agreement between Weider Health and
              Fitness and Hornchurch Investments Limited*..........................
    10.10     Amended and Restated Shareholders Agreement between Weider Health and
              Fitness, Bayonne Settlement and Ronald Corey*........................
    10.11     Indemnification Agreement between Weider Nutrition Group, Inc. and
              Showa Denko America*.................................................
    10.12     License Agreement between Mariz Gestao E Investimentos Limitada and
              Weider Nutrition Group Limited*......................................
    11        Statement regarding computation of per share earnings*...............
    21        Subsidiaries of Weider Nutrition International, Inc.*................
    23.1      Consent of Deloitte & Touche LLP.....................................
    23.3      Consent of Latham & Watkins (included in Exhibit 5.1)*...............
    24        Powers of Attorney, included on page II-5*...........................
    27.1      Financial Data Schedule Summary*.....................................


---------------
*  Previously filed.

** To be filed by amendment.